Exhibit 99.1 Itaú Unibanco Holding S.A. 2020 General Stockholders’ Meeting Manual Annual and Extraordinary General Stockholders’ Meeting April 28, 2020 Time: 11:00 am Headquarter’s auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)Exhibit 99.1 Itaú Unibanco Holding S.A. 2020 General Stockholders’ Meeting Manual Annual and Extraordinary General Stockholders’ Meeting April 28, 2020 Time: 11:00 am Headquarter’s auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Contents 1. Message from Management about the 2020 AEGM 03 2. Introduction 04 3. Executive Officers ’ Comments 04 4. Information on Annual and Extraordinary General Stockholder’s Meeting 04 5. Convening Notice 07 6. Annual and Extraordinary General Stockholders’ Meeting 08 Annual General Stockholders’ Meeting 08 I) Balanc e Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2019. 08 II) Allocation of Net Income for 2019.08 III) D efinition of the number of members of the Board of Direct ors and election of the members of the Board of Directors and the Fiscal Council. 08 IV) Definition of the amount allocated to the overall c ompensation of the members of Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council. 09 Extraordinary General Stockholders’ Meeting 09 V) Amendment to the Bylaws.09 VI) Consolidation of the Bylaws.09 ATTACHMENT I - Attachment 9-1-II of the CVM Instruction 481/09 11 ATTACHMENT II - Item 10 of Attachment 24 of CVM Instruction 480/09 17 ATTACHMENT III - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09 48 ATTACHMENT IV - Item 13 of Attachment 24 of CVM Instruction 480/09 69 ATTACHMENT V - Proposal to Amend the Company’s Bylaws 98 ATTACHMENT VI - Proxy Templates 109 A - Proxy Template for Holders of Common Shares 109 B - Proxy Template for Holders of Preferred Shares 113 C - Pr oxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Common Shares) 114 D- Pr oxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Preferred Shares) 118 E -Information for Attachment 23 of CVM Instruction 481/09 120 Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 2Contents 1. Message from Management about the 2020 AEGM 03 2. Introduction 04 3. Executive Officers ’ Comments 04 4. Information on Annual and Extraordinary General Stockholder’s Meeting 04 5. Convening Notice 07 6. Annual and Extraordinary General Stockholders’ Meeting 08 Annual General Stockholders’ Meeting 08 I) Balanc e Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2019. 08 II) Allocation of Net Income for 2019.08 III) D efinition of the number of members of the Board of Direct ors and election of the members of the Board of Directors and the Fiscal Council. 08 IV) Definition of the amount allocated to the overall c ompensation of the members of Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council. 09 Extraordinary General Stockholders’ Meeting 09 V) Amendment to the Bylaws.09 VI) Consolidation of the Bylaws.09 ATTACHMENT I - Attachment 9-1-II of the CVM Instruction 481/09 11 ATTACHMENT II - Item 10 of Attachment 24 of CVM Instruction 480/09 17 ATTACHMENT III - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09 48 ATTACHMENT IV - Item 13 of Attachment 24 of CVM Instruction 480/09 69 ATTACHMENT V - Proposal to Amend the Company’s Bylaws 98 ATTACHMENT VI - Proxy Templates 109 A - Proxy Template for Holders of Common Shares 109 B - Proxy Template for Holders of Preferred Shares 113 C - Pr oxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Common Shares) 114 D- Pr oxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Preferred Shares) 118 E -Information for Attachment 23 of CVM Instruction 481/09 120 Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 2

Itaú Unibanco Holding S.A. 1. Message from Management about the 2020 AEGM São Paulo, March 27, 2020 Dear Stockholder, The world is facing an unprecedented health crisis never seen before in the last one hundred years, with its social and economic consequences already impacting the lives of all of us, both people and companies. Itaú Unibanco is taking all measures necessary to reduce the impacts of the Covid-19 virus crisis on our clients, employees, and stockholders. In conformity with the Brazilian Corporate Law, we are committed to annually hold an Annual General Stockholders’ Meeting in up to four months after the end of the fiscal year. Therefore , we are calling our Annual and Extraordinary General Stockholders’ Meeting for April 28, 2020. We are aware that the most important thing right now is to slow down the speed of the spread of Covid-19 by restricting the movement of and contact among people. Against this backdrop, and this year exceptionally, we are strongly recommending that our stockholders refrain from attending the Meeting in person but rather choose to participate by forwarding the remote voting form, disclosed on the websites of CVM and our Investor Relations (www.itau.com.br/investor-relations), or by granting proxies, in accordance with the instructions included in the Manual. Should you have any doubt, please contact us through the communication channels below: • On remote voting form: Phone: +55 11 2794-3648 / +55 11 5019-8112 / +55 11 4520-3079 E-mail: drinvest@itau-unibanco.com.br • Investor Relations department: Phone: +55 11 2794-3547 E-mail: relacoes.investidores@itau-unibanco.com.br Lastly, we would like to invite you to read this Management Proposal containing details about the issues to be addressed at the Annual and Extraordinary General Stockholders’ Meeting, as well as the procedures to cast your vote remotely. We wish you all a pleasant reading experience! Sincerely yours, The Management Itaú Unibanco Holding S.A. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 3Itaú Unibanco Holding S.A. 1. Message from Management about the 2020 AEGM São Paulo, March 27, 2020 Dear Stockholder, The world is facing an unprecedented health crisis never seen before in the last one hundred years, with its social and economic consequences already impacting the lives of all of us, both people and companies. Itaú Unibanco is taking all measures necessary to reduce the impacts of the Covid-19 virus crisis on our clients, employees, and stockholders. In conformity with the Brazilian Corporate Law, we are committed to annually hold an Annual General Stockholders’ Meeting in up to four months after the end of the fiscal year. Therefore , we are calling our Annual and Extraordinary General Stockholders’ Meeting for April 28, 2020. We are aware that the most important thing right now is to slow down the speed of the spread of Covid-19 by restricting the movement of and contact among people. Against this backdrop, and this year exceptionally, we are strongly recommending that our stockholders refrain from attending the Meeting in person but rather choose to participate by forwarding the remote voting form, disclosed on the websites of CVM and our Investor Relations (www.itau.com.br/investor-relations), or by granting proxies, in accordance with the instructions included in the Manual. Should you have any doubt, please contact us through the communication channels below: • On remote voting form: Phone: +55 11 2794-3648 / +55 11 5019-8112 / +55 11 4520-3079 E-mail: drinvest@itau-unibanco.com.br • Investor Relations department: Phone: +55 11 2794-3547 E-mail: relacoes.investidores@itau-unibanco.com.br Lastly, we would like to invite you to read this Management Proposal containing details about the issues to be addressed at the Annual and Extraordinary General Stockholders’ Meeting, as well as the procedures to cast your vote remotely. We wish you all a pleasant reading experience! Sincerely yours, The Management Itaú Unibanco Holding S.A. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 3

2. Introduction

Stockholders' Meetings are an important instrument for stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco Holding S.A. ("Itaú Unibanco", "Company", "Issuer", "Corporation" or "Organization") and, therefore, how the business of the Company and its controlled companies is conducted.

On April 28th 2020, Stockholders may vote on issues that are essential for the Organization. Stockholders who hold ITUB3 (common) shares may vote on the election of members to the Company's Board of Directors and the Fiscal Council, and the allocation of the net income earned in 2019, among other issues. Stockholders who hold ITUB4 (preferred) shares may vote on the election of members to the Fiscal Council nominated by preferred stockholders. The convening notice included in item 5 hereof describes the matters to be resolved on the Meetings.

To attend the Meeting, the Stockholder has the following options:

- **In person:** Stockholders should attend the meeting on April 28, 2020, at the Auditorium of Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in São Paulo, at 11:00 a.m., bearing their identity document.

- **By proxy:** in this case, Stockholders should legally authorize an individual to vote according to their voting instructions. Itaú Unibanco will make three (3) attorneys-in-fact available, who will vote in person in accordance with the Stockholders' instruction. The proxy templates to be used by Stockholders who opt for this type of attendance may be found in Attachment VI hereto.

- **By remote voting form:** Stockholders may also cast their vote remotely, by the remote voting form, in accordance with the Brazilian Exchange and Securities Commission ("CVM") Instruction No. 481/09, as amended.

Item 4 of this document comprises detailed information for the Stockholders' attendance at the General Meeting. All important information in connection with the Meeting is included herein, such as the economic and financial performance in fiscal year 2019, an introduction with the résumés of the candidates to the Board of Directors and the Fiscal Council, the proposal for allocation of net income, as well as a description of the Company's management compensation and the proposal for amendment to the Bylaws.

For further information on the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/investor-relations).

3. Executive Officers' Comments

The Executive Officers' Comments in the form specified in Item 10 of Attachment 24 to CVM Instruction No. 480/09 is found as Attachment II hereto.

4. Information on Annual and Extraordinary General Stockholders' Meetings

Date

This year, the Annual General Stockholders' Meeting of Itaú Unibanco will be held on April 28, together with the Extraordinary Stockholders' Meeting.

Opening Quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of the voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6,404/76 ("Brazilian Corporate Law").

Amendments to the Bylaws will be resolved on at an Extraordinary General Stockholders´ Meeting, open on first call with the attendance of Stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, head provision, of Brazilian Corporate Law.

We clarify that in case of insufficient quorum to open the aforementioned Meetings on first call, a new call by convening notice will be disclosed on a timely basis, and the Meeting will be held at least eight (8) days after a new convening notice is published, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be opened on second call with any number of Stockholders holding common shares.

Venue

The Annual and Extraordinary General Stockholders´ Meetings will be held at the Auditorium of the Centro Empresarial Itaú Unibanco, at 11:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company's head office will be permitted from 10:00 a.m. onward.

Convening Notice

The Convening Notice included in item 5 hereof will be published on March 28 and 31 and April 1, 2020 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on March 28, 30 and 31, 2020, in the O Estado de S. Paulo newspaper, being also available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

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Documents available to Stockholders

The Management Report on the business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the Report of Independent Auditors, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee Report were published on February 20, 2020 in the O Estado de S. Paulo newspaper (pages B21 to B35) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 33). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 10, 2020 on the CVM website and on the Investor Relations website (www.itau.com.br/investor-relations).

In order to divulge the matters to be resolved in the Stockholders' Meetings, the information listed in article 9 of CVM Instruction No. 481/09, are also made available by the Company on the CVM website and on the Company's Investor Relations website (www.itau.com.br/investor-relations), "Announcements to the Market" > "General Stockholders' Meetings".

Proxies

In order to assist Stockholders who decide to take part in the Annual and Extraordinary General Stockholders' Meeting represented by attorneys-in-fact, we present Attachments: VI - A "Proxy template for holders of common shares"; and VI – B "Proxy template for holders of preferred shares."

Alternatively, the Company will make available three (3) attorneys-in-fact suited to represent the Stockholder at the Meeting, who will vote in strict accordance with the voting guidance given by the Stockholder, as shown in Attachment VI - C "Proxy Template for attorneys-in-fact provided by the Company" (for holders of common shares), and Attachment VI – D "Proxy Template for attorneys-in-fact provided by the Company" (for holders of preferred shares). Information on the proxy request, in accordance with Attachment 23 to CVM Instruction No. 481/09, is included in Attachment VI – E hereto.

In order to facilitate the conduction of the Stockholders´ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 24, 2020 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, 3º andar - Parque Jabaquara,
São Paulo (SP) - CEP 04344-902

or email to: drinvest@itau-unibanco.com.br (in this case, the Stockholders must bring a hardcopy of the document to the Meeting).

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

- by remote voting form sent directly to the Company; or
- by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the form directly to the Company

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i) a hardcopy of the voting form duly filled, initialized and signed (signature notarized by a public notary's office, consularization and a sworn translation of documents in foreign languages not required); and

(ii) ID document – **for Legal Entities**: a notarized copy of the articles of association/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholder's picture. Documents issued are required to be consularized or apostilled and to be accompanied by the respective sworn translation.

If they so prefer, Stockholders may send digital copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, they should also send the hardcopy of the voting form and the notarized copy of other required documents up to April 21, 2020 to:

Itaú Unibanco – Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, em São Paulo (SP) - CEP 04344-902

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by the latter. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by the latter, as well as the documents requested accordingly.

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Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate is described on website: https://www.itau.com.br/investmentservices/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to the service providers by April 21, 2020, unless otherwise indicated by the latter.

Information on the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, members of the Board of Directors may be elected by majority, multiple or separate voting processes. As these different voting procedures may impact the establishment of the number of the Board of Directors members, and for better understanding the dynamics of this election, the voting processes will be detailed below.

i) Multiple Voting
Pursuant to CVM Instructions No. 165/91 and No. 282/98, in order to require the adoption of a multiple voting process for electing members to the Company's Board of Directors, applicant Stockholders should represent at least five percent (5%) of voting capital.

Pursuant to Article 141, paragraph 1, of the Brazilian Corporate Law, the option to request the adoption of a multiple voting process should be exercised by Stockholders at least forty-eight (48) hours before the General Stockholders´ Meeting is to be held. In this case, prior to such meeting, the chair conducting the Stockholders' Meeting will inform Stockholders, based on the "Stockholders Attendance Book", about the number of votes necessary for electing each member to the Board of Directors.

After the multiple voting process is adopted for electing the members to the Board of Directors, the votes cast by Stockholders who, via remote voting form, have opted to "ABSTAIN" for item distribution in advance of votes cast in the candidates informed in that voting form, will be deemed as abstention for the respective resolution at the Meeting. Therefore, these votes cast by such Stockholders will not be included in the resolution quorum and thus these Stockholders do not take part in the election of members to the Board of Directors.

ii) Separate voting
Pursuant to Article 141, paragraph 4, of the Brazilian Corporate Law, the following groups of Stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not present, common and preferred minority stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law.

Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for a period of at least three (3) months immediately prior to the date the Stockholders' Meeting is held, may exercise the separate voting right, pursuant to Article 141, paragraph 6 of the Brazilian Corporate Law.

Eligibility requirements for nominated applicants

Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, in accordance with the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council ("CMN") and CVM Instruction No. 367/02.

In order to better organize the conduction of the General Stockholders' Meeting and provide for a pre-analysis of the eligibility requirements of these applicants, we suggest that documentation be submitted to the Company no longer than April 3, 2020.

Conflicts of interest

While the General Stockholders' Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company's management and inspection bodies. Any attending Stockholder aware of any conflicting situation regarding another Stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted Stockholder should abstain from taking part in the resolution of the related matter. If the conflicted Stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the Meeting.

Communication channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link "Contact IR" on Itaú Unibanco's Investor Relations website (www.itau.com.br/investor-relations). In the field "Subject", the Stockholder should select the option "Recommendations to the Board of Directors to Stockholders´ Meeting."

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5. Convening Notice

Annual and Extraordinary General Stockholders' Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. ("Company"), as provided for in the Brazilian Corporate Law, are hereby invited by the Board of Directors to the Company's Annual and Extraordinary Stockholders' Meeting, which is expected to be held on April 28, 2020 at 11:00 a.m., in the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, with the purpose to::

At the Annual General Stockholders' Meeting

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2019;

2. resolve on the allocation of net income for the year;

3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian Securities and Exchange Commission ("CVM") Instructions No. 165/91 and No. 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company's Board of Directors, applicant Stockholders must represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for the overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

At the Extraordinary General Stockholders' Meeting

1. amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company taking out civil liability insurance or entering into an indemnity contract in favor of its management members; and

2. consolidate the Bylaws by including the amendments in aforementioned item "1."

The full description of the matters proposed, as well as their justification, is found in the General Stockholders Meetings' Manual.

The documents to be reviewed are available to Stockholders on the Company's Investor Relations website (www.itau.com.br/investor-relations), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In view of the extraordinary health crisis the world is facing, we strongly encourage Stockholders´ to participate through the remote voting form, in conformity with CVM Instruction No. 481/09, to be sent **(i)** directly to the Company, or **(ii)** to their respective custody agents, in the case shares are deposited at a central depository, or **(iii)** to Itaú Cor-retora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in accordance with the procedures described in the General Stockholders' Meeting Manual.

Although not recommended, any Stockholders willing to attend the General Stockholders' Meeting in person must bear their identity document.

Stockholders may also be represented in the General Meetings by a proxy pursuant to Article 126 of Law No. 6,404/76, provided that this proxy bears an identity document and the following documents evidencing the validity of their proxy (we require that any documents issued abroad to be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a Company's management member or a lawyer.

a) Legal Entities in Brazil: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding proxy with signature notarized by a public notary's office;

b) Individuals in Brazil: a proxy with signature notarized by a public notary's office.

In order to facilitate the conduction of the Meeting, the Company recommends that Stockholders represented by proxies send a copy of the documents listed above by mail or messenger up to 12 noon of April 24, 2020 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar
Parque Jabaquara, em São Paulo (SP) - CEP 04344-902
or e-mail to drinvest@itau-unibanco.com.br.

In order to organize entry to the Meeting, admission of Stockholders to the Company's head office will be permitted from 10:00 a.m. onward.

Finally, we inform that, depending on the evolution of the pandemic and on the government guidelines, we may decide to postpone the Annual and Extraordinary General Stockholders' Meeting, in which case it will be duly informed and disclosed.

São Paulo (SP), March 27, 2020.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head Investor Relations Officer

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6. Annual and Extraordinary General Stockholders' Meeting

At the Annual General Stockholders' Meeting

I. Balance Sheets, other Financial Statements and Notes to the Financial Statements, for the fiscal year ended December 31, 2019.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting of February 10, 2020 and made available on this date on the websites of the Brazilian Securities and Exchange Commission ("CVM") and of the Investor Relations (www.itau.com.br/investor-relations). Additionally, this document was published on February 20, 2020 in the O Estado de S. Paulo newspaper (pages B21 to B35) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 33).

II. Allocation of Net Income for 2019.

The Company recorded net income for 2019 in the amount of R$26,711,679,555.39 (twenty six billion, seven hundred eleven million, six hundred seventy-nine thousand, five hundred fifty-five reais and thirty-nine cents), according to the statement of income made available on February 10, 2020 on the websites of the CVM and the Investor Relations (www.itau.com.br/investor-relations) which was published together with the Financial Statements on February 20, 2020 in the O Estado de S. Paulo newspaper (pages B21 to B35) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 33).

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a) R$1,335,583,977.77 (one billion, three hundred thirty-five million, five hundred eighty-three thousand, nine hundred seventy-seven reais and seventy-seven cents) to the Legal Reserve; and

(b) R$19,597,200,000.00 (nineteen billion, five hundred ninety-seven million, two hundred thousand reais) gross, of which R$18,777,004,098.98 (eighteen billion, seven hundred seventy-seven million, four thousand, ninety-eight reais and ninety-eight cents) net of taxes, for payment of dividends and interest on capital, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was made in full;

It is also proposed the allocation of R$5,778,895,577.62 (five billion, seven hundred seventy-eight million, eight hundred ninety-five thousand, five hundred seventy-seven reais and sixty-two cents) and R$41,874,210.89 (forty-one million, eight hundred seventy-four thousand, two hundred ten reais and eighty-nine cents) to the Statutory Revenue Reserve referring to the dividends prescribed during the year and to dividends and interest on capital prescribed over the year, respectively.

The allocation of net income, as specified in Attachment 9-1-II to CVM Instruction No. 481/09, is found in Attachment I hereto.

III. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next yearly term of office.

The majority Stockholder proposes that the Company's Board of Directors be composed of twelve (12) positions for the next yearly term of office, and up to one (1) additional position may be filled through a separate voting process, in accordance with Article 141, paragraph 4, of the Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members' good performance in the period and the constant attendance at the meetings, and also the compliance with the eligibility requirements of the Company and its Policy for Nomination of Executives, the proposal is for the individual reelection of the following members: Ms. Ana Lúcia de Mattos Barretto Villela and Messrs. Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal the election of Mr. Frederico Trajano Inácio.

Pursuant to the Company's Corporate Governance Policy, an independent director is construed as one who has neither a commercial or other relationship with the Company, or with a company under the same control, or with the controlling stockholder, or a member of the management body which could (i) give rise to a conflict of interest. Accordingly, out of the members nominated above to compose the Board of Directors, Messrs. Fábio Colletti Barbosa, Frederico Trajano Inácio, Gustavo Jorge Laboissière Loyola, José Galló, Marco Ambrogio Crespi Bonomi e Pedro Luiz Bodin de Moraes are deemed independent members.

Regarding the Fiscal Council, the majority Stockholder proposes that the following members be reelected, namely Messrs. Alkimar Ribeiro Moura and José Caruso Cruz Henriques, as effective members, and João Costa and Reinaldo Guerreiro, as alternate members, and all meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

In addition to the members nominated by the majority Stockholder, non-voting preferred stockholders are entitled to elect one (1) effective member and their respective alternate in a separate voting process. Minority stockholders are entitled to the same right, provided that they represent ten percent (10%) or more of voting shares in the aggregate.

Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as a preferred stockholder, announced that it has put forward two additional candidates to sit on the Fiscal Council. Mr. Eduardo Azevedo do Valle as an effective member and Mr. Rene Guimarães Andrich as an alternate member, who meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual | 8

Without prejudice to the right of preferred stockholders and minori- Considering the Company’s variable compensation deferral structure, ty stockholders to elect, in a separate voting process, members to in conformity with the Resolution on Compensation, the variable sit on the Fiscal Council, as described above, the other stockholders compensation amounts converted into shares for the 2019 fiscal year, with voting rights may elect new effective and alternate members to be effectively attributable in 2020, will be paid within a total deferral that, in any case, will be in a number equal to the elected ones under period of at least three (3) and at the most eight (8) years. the aforementioned terms, plus one. These deferred amounts may be reduced or not paid in the event of The detailed résumés, as well as other information required by items a decrease in the realized recurring net income of the Company or 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, are of the business area during the deferral period. found in Attachment III hereto. For calculating the overall compensation amount to be paid in shares, IV. Definition of t he amount allocated to the overall the criteria will be the value of the Company’s preferred shares on B3 – compensation of the members of the Company’s Brasil, Bolsa, Balcão (“B3”) in 2020, the year in which the compensation will be effectively attributable, irrespective of the year it is effectively Board of Officer s and Board of Directors, as well as paid or recorded in the Company’s financial statements. the compensation of the members of Fiscal Council. With respect to fi scal year 2020, irrespective of the year in which The stock-based compensation is subject to a specific threshold to amounts were effectively attributed, paid or recorded in the limit the maximum dilution to which Stockholders are subject. This Company’s fi nancial statements, the proposal is for the Annual limit is included in the Stock Grant Plan, submitted for formalization General Stockholders’ Meeting to approve the overall amount of and approval from Stockholders at the Annual and Extraordinary R$380,000,000.00 (three hundred eighty million reais) for compen- General Stockholders’ Meeting of April 19, 2017. sation of the Company’s management members (members of the Board of Offi cers and of the Board of Directors). The Company may also provide management members with stock options, under the Company’s Stock Option Plan, according to the In relation to the members of the Fiscal Council, the proposal is for version approved at the Extraordinary General Stockholders’ Meet- the Annual General Stockholders’ Meeting to approve the individual ing held in April 29, 2015, at 3:10 p.m., subject to the aforementioned monthly compensation of R$15,000.00 (fifteen thousand reais) to maximum dilution limit. effective members and R$6,000.00 (six thousand reais) to alternate members. The compensation of the Fiscal Council members will be In addition to the amounts established at the General Stockholders’ valid until the Annual General Stockholders’ Meeting of 2021. Meeting, management members may receive Company’s profit sharing, which, under the provisions of Article 152, paragraph 1, of The compensation amounts approved may be paid in local currency Brazilian Corporate Law, is limited to either the annual compen- and in shares of the Company (as approved at the Extraordinary sation of management members or 10% of the Company’s net General Stockholders’ Meeting held on April 20, 2012). income, whichever is lower. In accordance with Resolution No. 3,921/2010 of the National Mone- The proposal for compensation of management members, as spec- tary Council (“Resolution on Compensation”), the variable com- ified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can pensation is consistent with the risk management policies of the be found as Attachment IV hereto. Company and its controlled companies. At least seventy percent (70%) will be converted into Issuer’s preferred shares or stock- based in-struments, with payment to management members to be At the Extraordinary General deferred within at least three (3) years and carried out in annual installments proportionally to the deferral period. Stockholders’ Meeting Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and V. Amendment to Bylaws to: employees with a history of outstanding contribution and differ- Include items 5.3 and 5.3.1 to formalize the possibility of the Com- entiated performance are entitled to use part or their total annual pany taking out civil liability insurance or entering into an indem- variable compensation to purchase the Issuer’s preferred shares nity contract in favor of its management members, management (“Own Shares”). They are required to hold the ownership of these members of its controlled companies, employees who hold a man- Own Shares, free of any liens or encumbrances, and meet other sus- agement position in the Company or its controlled companies, as pension conditions set forth in the Program Regulation for 3 (three)- well as those individuals formally nominated to hold management and 5 (five)-year terms as from the initial investment, and the return positions in other entities. on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These VI. Consolidation of the Bylaws with the Partners Shares received as consideration will subsequently remain amendments mentioned in item “V” above. unavailable for 5 (five)- and 8 (eight)-year terms as from the initial A copy of the consolidated Bylaws containing the proposed inclusions investment in Own Shares. duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, in accordance with Article 11 of CVM Instruction No. 481/09, can be found in Attachment V to this document. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 9Without prejudice to the right of preferred stockholders and minori- Considering the Company’s variable compensation deferral structure, ty stockholders to elect, in a separate voting process, members to in conformity with the Resolution on Compensation, the variable sit on the Fiscal Council, as described above, the other stockholders compensation amounts converted into shares for the 2019 fiscal year, with voting rights may elect new effective and alternate members to be effectively attributable in 2020, will be paid within a total deferral that, in any case, will be in a number equal to the elected ones under period of at least three (3) and at the most eight (8) years. the aforementioned terms, plus one. These deferred amounts may be reduced or not paid in the event of The detailed résumés, as well as other information required by items a decrease in the realized recurring net income of the Company or 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, are of the business area during the deferral period. found in Attachment III hereto. For calculating the overall compensation amount to be paid in shares, IV. Definition of t he amount allocated to the overall the criteria will be the value of the Company’s preferred shares on B3 – compensation of the members of the Company’s Brasil, Bolsa, Balcão (“B3”) in 2020, the year in which the compensation will be effectively attributable, irrespective of the year it is effectively Board of Officer s and Board of Directors, as well as paid or recorded in the Company’s financial statements. the compensation of the members of Fiscal Council. With respect to fi scal year 2020, irrespective of the year in which The stock-based compensation is subject to a specific threshold to amounts were effectively attributed, paid or recorded in the limit the maximum dilution to which Stockholders are subject. This Company’s fi nancial statements, the proposal is for the Annual limit is included in the Stock Grant Plan, submitted for formalization General Stockholders’ Meeting to approve the overall amount of and approval from Stockholders at the Annual and Extraordinary R$380,000,000.00 (three hundred eighty million reais) for compen- General Stockholders’ Meeting of April 19, 2017. sation of the Company’s management members (members of the Board of Offi cers and of the Board of Directors). The Company may also provide management members with stock options, under the Company’s Stock Option Plan, according to the In relation to the members of the Fiscal Council, the proposal is for version approved at the Extraordinary General Stockholders’ Meet- the Annual General Stockholders’ Meeting to approve the individual ing held in April 29, 2015, at 3:10 p.m., subject to the aforementioned monthly compensation of R$15,000.00 (fifteen thousand reais) to maximum dilution limit. effective members and R$6,000.00 (six thousand reais) to alternate members. The compensation of the Fiscal Council members will be In addition to the amounts established at the General Stockholders’ valid until the Annual General Stockholders’ Meeting of 2021. Meeting, management members may receive Company’s profit sharing, which, under the provisions of Article 152, paragraph 1, of The compensation amounts approved may be paid in local currency Brazilian Corporate Law, is limited to either the annual compen- and in shares of the Company (as approved at the Extraordinary sation of management members or 10% of the Company’s net General Stockholders’ Meeting held on April 20, 2012). income, whichever is lower. In accordance with Resolution No. 3,921/2010 of the National Mone- The proposal for compensation of management members, as spec- tary Council (“Resolution on Compensation”), the variable com- ified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can pensation is consistent with the risk management policies of the be found as Attachment IV hereto. Company and its controlled companies. At least seventy percent (70%) will be converted into Issuer’s preferred shares or stock- based in-struments, with payment to management members to be At the Extraordinary General deferred within at least three (3) years and carried out in annual installments proportionally to the deferral period. Stockholders’ Meeting Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and V. Amendment to Bylaws to: employees with a history of outstanding contribution and differ- Include items 5.3 and 5.3.1 to formalize the possibility of the Com- entiated performance are entitled to use part or their total annual pany taking out civil liability insurance or entering into an indem- variable compensation to purchase the Issuer’s preferred shares nity contract in favor of its management members, management (“Own Shares”). They are required to hold the ownership of these members of its controlled companies, employees who hold a man- Own Shares, free of any liens or encumbrances, and meet other sus- agement position in the Company or its controlled companies, as pension conditions set forth in the Program Regulation for 3 (three)- well as those individuals formally nominated to hold management and 5 (five)-year terms as from the initial investment, and the return positions in other entities. on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These VI. Consolidation of the Bylaws with the Partners Shares received as consideration will subsequently remain amendments mentioned in item “V” above. unavailable for 5 (five)- and 8 (eight)-year terms as from the initial A copy of the consolidated Bylaws containing the proposed inclusions investment in Own Shares. duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, in accordance with Article 11 of CVM Instruction No. 481/09, can be found in Attachment V to this document. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 9

ATTACHMENTSATTACHMENTS

ATTACHMENT I ATTACHMENT 9-1-II OF THE CVM INSTRUCTION No. 481/09 – PROPOSAL FOR DISTRIBUTION OF PROFITS Allocation of net income We propose that the net income for the year reported in the financial statements at December 31, 2019, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, in the amount of R$26,711,679,555.39, is allocated as follows: (a) R$1,335,583,977.77 to the Legal Reserve, and (b) R$19,597,200,000.00 to the payment of dividends and interest on capital, pursuant to Article 9 of Law No. 9,249/95. We also propose that R$5,778,895,577.62 and R$41,874,210.89 be allocated to the Statutory Revenue Reserve, for net income for the year and dividends and interest on capital prescribed over the year. We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding. We make monthly dividend payments based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding semiannual payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. For further information, see the items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09. 1. Inform net income for the year R$26,711,679,555.39. 2. Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared The total amount distributed as dividends and interest on capital was R$19,597,200,000.00 (gross), R$18,777,004,098.98 of which is net of taxes. The overall amount corresponds to the percentage of net income indicated in item 3 below and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the General Stockholders’ Meeting for ratification of the declarations and distributions already made, and no new declaration will be proposed. Net amount per share: R$1.9270. The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of ADRs, whether being Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% to stockholders resident or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to this withholding tax. 3. Inform the percentage of distributed net income for the year The net amount distributed as dividends and interest on capital corresponds to 70% of net income for the year and 74% of adjusted net income for the amount allocated to legal reserve. 4. Inform the total and per share distributed dividends based on net income for prior years Not applicable. p.11 ATTACHMENT I ATTACHMENT 9-1-II OF THE CVM INSTRUCTION No. 481/09 – PROPOSAL FOR DISTRIBUTION OF PROFITS Allocation of net income We propose that the net income for the year reported in the financial statements at December 31, 2019, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, in the amount of R$26,711,679,555.39, is allocated as follows: (a) R$1,335,583,977.77 to the Legal Reserve, and (b) R$19,597,200,000.00 to the payment of dividends and interest on capital, pursuant to Article 9 of Law No. 9,249/95. We also propose that R$5,778,895,577.62 and R$41,874,210.89 be allocated to the Statutory Revenue Reserve, for net income for the year and dividends and interest on capital prescribed over the year. We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding. We make monthly dividend payments based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding semiannual payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. For further information, see the items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09. 1. Inform net income for the year R$26,711,679,555.39. 2. Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared The total amount distributed as dividends and interest on capital was R$19,597,200,000.00 (gross), R$18,777,004,098.98 of which is net of taxes. The overall amount corresponds to the percentage of net income indicated in item 3 below and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the General Stockholders’ Meeting for ratification of the declarations and distributions already made, and no new declaration will be proposed. Net amount per share: R$1.9270. The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of ADRs, whether being Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% to stockholders resident or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to this withholding tax. 3. Inform the percentage of distributed net income for the year The net amount distributed as dividends and interest on capital corresponds to 70% of net income for the year and 74% of adjusted net income for the amount allocated to legal reserve. 4. Inform the total and per share distributed dividends based on net income for prior years Not applicable. p.11

5. Deducted from any dividend advances and interest on capital already declared, please inform: a. The gross amount of dividends and interest on capital, separately, per share type and class No proposal will be submitted to the General Meeting for declaration of dividends or interest on capital in addition to those already declared. b. The payment methods and terms of payment of dividends and interest on capital As mentioned in subitem “a” of this item, the mandatory dividend and interest on capital related to 2019 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the General Stockholders’ Meeting. Payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows: · Holders of ADRs: Payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders. · Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.: Payment is made through direct credit to the respective current accounts. · Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account: Payment is made through wire transfer (DOC or TED), according to the respective amounts. · Stockholders whose shares are deposited in fiduciary custodies of B3 – Brasil, Bolsa, Balcão: Payment is made directly to B3 – Brasil, Bolsa, Balcão via B3´s services of Central Depositary (former CBLC), which is responsible for transferring it to stockholders, through depositor brokerage firms. · Holders of bearer shares not yet converted into book-entry shares: Payment will be made after the delivery of the corresponding certificates for the mandatory conversion. c. Any restatement and interest on dividends and interest on capital Not applicable. d. Date of declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them Please see subitem “a” of this item. p.12 5. Deducted from any dividend advances and interest on capital already declared, please inform: a. The gross amount of dividends and interest on capital, separately, per share type and class No proposal will be submitted to the General Meeting for declaration of dividends or interest on capital in addition to those already declared. b. The payment methods and terms of payment of dividends and interest on capital As mentioned in subitem “a” of this item, the mandatory dividend and interest on capital related to 2019 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the General Stockholders’ Meeting. Payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows: · Holders of ADRs: Payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders. · Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.: Payment is made through direct credit to the respective current accounts. · Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account: Payment is made through wire transfer (DOC or TED), according to the respective amounts. · Stockholders whose shares are deposited in fiduciary custodies of B3 – Brasil, Bolsa, Balcão: Payment is made directly to B3 – Brasil, Bolsa, Balcão via B3´s services of Central Depositary (former CBLC), which is responsible for transferring it to stockholders, through depositor brokerage firms. · Holders of bearer shares not yet converted into book-entry shares: Payment will be made after the delivery of the corresponding certificates for the mandatory conversion. c. Any restatement and interest on dividends and interest on capital Not applicable. d. Date of declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them Please see subitem “a” of this item. p.12

6. **Inform the amounts of dividends or interest on capital already declared and the date of respective payments**

Dividends and interest on capital paid							
Year	Base period	Stockholding position	Payment date	Type of event	Payment (R$ per share)		Total net amount per share
					Gross	Net	
2020	February	01.31.2020	03.02.2020	Dividends	0.015000	0.015000	
	January	12.30.2019	02.03.2020	Dividends	0.015000	0.015000	
2019	Supplementary interest on capital	02.20.2020	03.06.2020	Supplementary interest on capital	0.523500	0.444975	1,927001
	Supplementary dividends	02.20.2020	03.06.2020	Supplementary Dividends	0.483200	0.483200	
	Interest on capital	12.12.2019	03.06.2020	Interest on capital	0.037560	0.031926	
	December	11.29.2019	01.02.2020	Dividends	0.015000	0.015000	
	November	10.31.2019	12.02.2019	Dividends	0.015000	0.015000	
	October	09.30.2019	11.01.2019	Dividends	0.015000	0.015000	
	September	08.30.2019	10.01.2019	Dividends	0.015000	0.015000	
	August	07.31.2019	09.02.2019	Dividends	0.015000	0.015000	
	Supplementary dividends	08.15.2019	08.23.2019	Supplementary dividends	0.786900	0.786900	
	July	06.28.2019	08.01.2019	Dividends	0.015000	0.015000	
	June	05.31.2019	07.01.2019	Dividends	0.015000	0.015000	
	May	04.30.2019	06.03.2019	Dividends	0.015000	0.015000	
	April	03.29.2019	05.02.2019	Dividends	0.015000	0.015000	
	March	02.28.2019	04.01.2019	Dividends	0.015000	0.015000	
	February	01.31.2019	03.01.2019	Dividends	0.015000	0.015000	
	January	12.28.2018	02.01.2019	Dividends	0.015000	0.015000	

Payment of dividends scheduled for 2020						
Year	Base period	Stockholding position	Payment date	Type of event	Payment (R$ per share)	
					Gross	Net
2020	December	11.30.2020	01.04.2021	Dividends	0.015000	0.015000
	November	10.30.2020	12.01.2020	Dividends	0.015000	0.015000
	October	09.30.2020	11.03.2020	Dividends	0.015000	0.015000
	September	08.31.2020	10.01.2020	Dividends	0.015000	0.015000
	August	07.31.2020	09.01.2020	Dividends	0.015000	0.015000
	July	06.30.2020	08.03.2020	Dividends	0.015000	0.015000
	June	05.29.2020	07.01.2020	Dividends	0.015000	0.015000
	May	04.30.2020	06.01.2020	Dividends	0.015000	0.015000
	April	03.31.2020	05.04.2020	Dividends	0.015000	0.015000
	March	02.28.2020	04.01.2020	Dividends	0.015000	0.015000

p.13

7. Provide a comparative table indicating the following per share amounts by type and class:

a. Net income for the year and the previous three (3) years

R$

	2019	2018	2017
Net income	26,711,679,555.39	21,945,387,723.27	21,108,465,888.05
Net income per share	2.74	2.26	3.25
Net income per share – adjusted by the effects of the 50% split of shares in 2018	2.74	2.26	2.16

For calculation of net income per share, net income is divided by the weighted average number of shares outstanding at the closing date of the year.

b. Dividends and interest on capital distributed in the previous three (3) years

R$

	2019	2018	2017
Common shares	1,9270	2,6071	2,7127
Preferred shares	1,9270	2,6071	2,7127

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the stockholding position determined for each payment.

8. In the event of any allocation of earnings to the legal reserve

a. Inform the amount allocated to the legal reserve

R$1,335,583,977.77.

b. Detail the calculation method of the legal reserve

Under the terms of Article 193 of the Brazilian Corporate Law and item 13.1 of our Bylaws, 5% (five percent) were allocated for setting up the Legal Reserve, which must not exceed 20% (twenty percent) of the capital stock.

9. In the event the company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in the case of split or reverse split of shares.

b. Inform whether earnings for the year are sufficient for the full payment of fixed or minimum dividends

Earnings for the year were sufficient for the full payment of minimum dividends.

c. Inform whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We have no different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$105,320,850.89.

e. Identify the fixed or minimum dividends paid per preferred share of each class

We have no different classes of preferred shares.

10. With respect to mandatory dividends

p.14

a. Describe the calculation method provided for in the Bylaws Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of 25% (twenty five per cent) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters «a» and «b» of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision. b. Inform whether it was fully paid The mandatory dividend was fully paid in accordance with item 6 above. c. Inform any possibly retained amount There were no retained amounts. 11. In the event of retention of mandatory dividend due to the company’s financial condition There were no retained mandatory dividends. 12. In the event of any allocation of earnings to the reserve for contingencies No allocation of earnings to the reserve for contingencies was made. 13. In the event of any allocation of earnings to the unrealized revenue reserve No allocation of earnings to the unrealized revenue reserve was made. 14. In the event of any allocation of earnings to the statutory reserves a. Describe the statutory clauses that establish the reserve Upon proposal of the Board of Directors, the General Stockholders’ Meeting may resolve on the set up of the Statutory Revenue Reserve, which will be limited to 100% of the value of the capital stock and its purpose is to ensure funds to the payment of dividends, including interest on capital or advances, aimed at maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) redemption, reimbursement or share buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. The Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76. b. Amount allocated to the statutory reserves R$5,778,895,577.62 and R$41,874,210,89 to the Statutory Revenue Reserve, related to net income for the year and dividends and interest on capital prescribed over the year, respectively. c. Calculation method of the amount allocated to the reserve The calculation method follows the provisions in the Bylaws, allocating up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends. p.15 a. Describe the calculation method provided for in the Bylaws Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of 25% (twenty five per cent) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters «a» and «b» of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision. b. Inform whether it was fully paid The mandatory dividend was fully paid in accordance with item 6 above. c. Inform any possibly retained amount There were no retained amounts. 11. In the event of retention of mandatory dividend due to the company’s financial condition There were no retained mandatory dividends. 12. In the event of any allocation of earnings to the reserve for contingencies No allocation of earnings to the reserve for contingencies was made. 13. In the event of any allocation of earnings to the unrealized revenue reserve No allocation of earnings to the unrealized revenue reserve was made. 14. In the event of any allocation of earnings to the statutory reserves a. Describe the statutory clauses that establish the reserve Upon proposal of the Board of Directors, the General Stockholders’ Meeting may resolve on the set up of the Statutory Revenue Reserve, which will be limited to 100% of the value of the capital stock and its purpose is to ensure funds to the payment of dividends, including interest on capital or advances, aimed at maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) redemption, reimbursement or share buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. The Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76. b. Amount allocated to the statutory reserves R$5,778,895,577.62 and R$41,874,210,89 to the Statutory Revenue Reserve, related to net income for the year and dividends and interest on capital prescribed over the year, respectively. c. Calculation method of the amount allocated to the reserve The calculation method follows the provisions in the Bylaws, allocating up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law, always respecting the stockholders’ right to mandatory dividends. p.15

15. In the event of any retention of earnings provided for in capital budget There were no retained earnings. 16. In the event of allocation of earnings to the reserve for tax incentives There was no allocation of earnings to the reserve for tax incentives. p.16 15. In the event of any retention of earnings provided for in capital budget There were no retained earnings. 16. In the event of allocation of earnings to the reserve for tax incentives There was no allocation of earnings to the reserve for tax incentives. p.16

ATTACHMENT II  ITEM 10 OF ATTACHMENT 24 TO CVM INSTRUCTION Nº 480/09  ITEM 10. EXECUTIVE OFFICERS’ COMMENTS 10.1. Executive officers should comment on: a) Financial and equity positions in general The financial information found in item 10 (Executive Officers’ Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to our operations and business. As from January 1, 2018, the accounting standard named IFRS 9 that replaces IAS 39 in the treatment of financial instruments became effective. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and was retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses that have occurred. As of IFRS 9, recognized credit losses are expected rather than incurred. Asset Highlights We present below our summarized balance sheet as of December 31, 2019 and 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. Our Total assets increased by 5.5% in 2019, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 7.4% mainly due to: (i) an increase of R$5,895 million in dividends and interest on capital paid compared to 2018 and (ii) a decrease of R$2,900 million in the Central Bank’s compulsory rates for time deposits from 33.0% as of December 31, 2018 to 31.0% as of December 31, 2019. • Loan and lease operations portfolio increased by 9.3%, mainly due to: (i) an increase of 13.1% in our individuals loan portfolio (credit origination increased by 23.4%) and (ii) an increase of 25.3% in our micro/small and medium businesses portfolio (credit origination increased by 31.3%). These increases were mainly driven by increased client demand, such as an increase of 17.2% for credit cards. We also note that our corporate loan portfolio increased by 2.6%. Credit origination in this segment increased by 23.2%. p.17ATTACHMENT II ITEM 10 OF ATTACHMENT 24 TO CVM INSTRUCTION Nº 480/09 ITEM 10. EXECUTIVE OFFICERS’ COMMENTS 10.1. Executive officers should comment on: a) Financial and equity positions in general The financial information found in item 10 (Executive Officers’ Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to our operations and business. As from January 1, 2018, the accounting standard named IFRS 9 that replaces IAS 39 in the treatment of financial instruments became effective. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and was retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses that have occurred. As of IFRS 9, recognized credit losses are expected rather than incurred. Asset Highlights We present below our summarized balance sheet as of December 31, 2019 and 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. Our Total assets increased by 5.5% in 2019, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 7.4% mainly due to: (i) an increase of R$5,895 million in dividends and interest on capital paid compared to 2018 and (ii) a decrease of R$2,900 million in the Central Bank’s compulsory rates for time deposits from 33.0% as of December 31, 2018 to 31.0% as of December 31, 2019. • Loan and lease operations portfolio increased by 9.3%, mainly due to: (i) an increase of 13.1% in our individuals loan portfolio (credit origination increased by 23.4%) and (ii) an increase of 25.3% in our micro/small and medium businesses portfolio (credit origination increased by 31.3%). These increases were mainly driven by increased client demand, such as an increase of 17.2% for credit cards. We also note that our corporate loan portfolio increased by 2.6%. Credit origination in this segment increased by 23.2%. p.17

Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details. · Other financial assets at amortized cost decreased by 6.3% mainly due to the decrease of R$81,710 million in funding from securities under agreement to resell in the same period. This result was partially offset by the following increases: (i) R$8,167 million in interbank deposits, (ii) R$22,724 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures and (iii) and in other financial assets, an increase in receivables from credit card issuers amounted to R$5,904 million and trading and intermediation of securities increased R$11,096 million. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details. · Financial assets at fair value through other comprehensive income increased by 55.4% mainly due to an increase of R$22,893 million in the balance of Brazilian government securities and government securities abroad as part of our asset and liability management strategy. Further, our corporate debt securities, particularly bank deposits certificates, increased by R$2,645 million. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited consolidated financial statements for further details. · Financial assets at fair value through profit or loss increased by 12.7% mainly due to the increase of R$18,388 million in derivatives and R$12,194 million in corporate debt securities, especially debentures and negotiable shares. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities” to our audited consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2019 and December 31, 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. p.18 Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details. · Other financial assets at amortized cost decreased by 6.3% mainly due to the decrease of R$81,710 million in funding from securities under agreement to resell in the same period. This result was partially offset by the following increases: (i) R$8,167 million in interbank deposits, (ii) R$22,724 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures and (iii) and in other financial assets, an increase in receivables from credit card issuers amounted to R$5,904 million and trading and intermediation of securities increased R$11,096 million. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details. · Financial assets at fair value through other comprehensive income increased by 55.4% mainly due to an increase of R$22,893 million in the balance of Brazilian government securities and government securities abroad as part of our asset and liability management strategy. Further, our corporate debt securities, particularly bank deposits certificates, increased by R$2,645 million. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited consolidated financial statements for further details. · Financial assets at fair value through profit or loss increased by 12.7% mainly due to the increase of R$18,388 million in derivatives and R$12,194 million in corporate debt securities, especially debentures and negotiable shares. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities” to our audited consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2019 and December 31, 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. p.18

Summarized Balance Sheet - Liabilities and stockholders' equity	As of December 31,		Variation	
	2019	2018	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,211,999	1,151,237	60,762	5.3
At Amortized Cost	1,159,830	1,119,734	40,096	3.6
Deposits	507,060	463,424	43,636	9.4
Securities sold under repurchase agreements	256,583	330,237	(73,654)	(22.3)
Interbank market debt, Institutional market debt and other financial liabilities	396,187	326,073	70,114	21.5
At Fair Value Through Profit or Loss	48,029	27,711	20,318	73.3
Provision for Expected Loss	4,140	3,792	348	9.2
Reserves for insurance and private pension	218,334	201,187	17,147	8.5
Provisions	21,454	18,613	2,841	15.3
Tax liabilities	7,891	5,284	2,607	49.3
Other liabilities	28,338	26,010	2,328	9.0
Total liabilities	**1,488,016**	**1,402,331**	**85,685**	**6.1**
Total stockholders' equity attributed to the owners of the parent company	**136,925**	**136,782**	**143**	**0.1**
Non-controlling interests	12,540	13,684	(1,144)	(8.4)
Total stockholders' equity	**149,465**	**150,466**	**(1,001)**	**(0.7)**
Total liabilities and stockholders' equity	**1,637,481**	**1,552,797**	**84,684**	**5.5**

Total liabilities and stockholders' equity increased by 5.5%, mainly due to an increase in deposits, interbank and institutional market debt and other financial liabilities. These results are detailed as follows:

- **Deposits** increased by 9.4%, mainly due to an increase of R$25,866 million in time deposits, partially as a result of a migration from securities sold under repurchase agreement. Further, demands deposits also increased by R$9,725 million and savings deposits increased by R$7,693 million.

  Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details.

- **Securities sold under repurchase agreements** decreased by 22.3%, mainly due to the decrease of (i) R$32,815 million in assets with right to sell or repledge the collateral; (ii) R$32,949 million in assets received as collateral and (iii) R$16,159 million in securities sold under resale agreements of own issue.

- **Interbank and Institutional market debt and other financial liabilities** increased by 21.5%, mainly due to an increase of R$27,505 million in financial credit bills, and an increase of R$14,572 million in import and export financing, as a result of a change in our funding mix. Further, subordinated debt increased by 20.6%, mainly due to fund-raising of R$8,548 million in the balance of these debts. The volume of other liabilities for credit card operations increased by R$8,558 million in 2019 and trading and intermediation of securities increased by R$8,788 million in 2019.

  Please see "Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds" to our audited consolidated financial statements for further details.

- **Provision for insurance and private pension** increased by 8.5%, mainly due to the following increases: (i) R$19,642 million in additions arising from premiums/contributions and (ii) R$16,517 million in adjustments of reserves and financial surplus. These increases were partly offset by a decrease of R$15,623 million in redemptions in 2019.

  Please see "Note 27 – Insurance contracts and private pension" to our audited consolidated financial statements for further details.

- **Stockholders' equity (attributable to the owners of the parent company)** increased by 0.1% to R$136,925 million in 2019 from R$136,782 million in 2018. This result was impacted by R$27,113 million from net income and R$27,286 million paid as dividends and interest on capital in 2019.

b) Capital structure

On December 31, 2019, capital stock comprised 9,804,135,348 (9,804,135,348 on December 31, 2018) book-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2018) were common and 4,845,844,989 (4,845,844,989 on December 31, 2018) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share

p.19

with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2018). In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows: % of Total liabilities and % of Total liabilities and % of Total liabilities and In R$ Million 12/31/2019 12/31/2018 12/31/2017 stockholders' equity stockholders' equity stockholders' equity (1) Stockholders' equity 149,465 9.1% 150,466 9.7% 144,356 10.1% (2) Third parties' capital 90. 1,488,016 9% 90.1,402,331 3% 89 1,291,883 .9% Total equity 10 1,637,481 0.0% 11,552,797 00.0% 10 1,436,239 0.0% (1) Includes minority interest in subsidiaries (2) Total liabilities excluding stockholders' equity Capital-to-risk-weighted assets ratio In 2019, our Tier I Capital ratio decreased by 90 basis points as a result of an increase of R$73,228 million in our Risk-Weighted Assets (RWA), mainly due to higher exposure of Credit Risk-Weighted Assets (RWACPAD) as a result of the increase in credit origination. These results were partially offset by 300 basis points resulting from the increase in net income and other equity changes in 2019. As of December 31, 2019, our Tier I capital ratio was 14.4% and our Common Equity Tier I ratio reached 13.2%. As of December 31, 2019, Additional Tier I Capital represented 130 basis points of our Tier I capital. Growth of our credit portfolio requires higher capital requirements (Risk-Adjusted Assets). The combined effect on our profitability in 2019 resulted in dividends and net interest on own capital of R$ 18.8 billion. Please see “Note 32 – Risk and Capital Management” for further details on our capital risk management. c) Payment capability in relation to the financial commitments assumed We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions. Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments. Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: · Different scenarios for liquidity projections. · Contingency plans for crisis situations. · Reports and charts for monitoring risk positions. · Assessment of funding costs and alternatives. · Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows. p.20 with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2018). In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows: % of Total liabilities and % of Total liabilities and % of Total liabilities and In R$ Million 12/31/2019 12/31/2018 12/31/2017 stockholders' equity stockholders' equity stockholders' equity (1) Stockholders' equity 149,465 9.1% 150,466 9.7% 144,356 10.1% (2) Third parties' capital 90. 1,488,016 9% 90.1,402,331 3% 89 1,291,883 .9% Total equity 10 1,637,481 0.0% 11,552,797 00.0% 10 1,436,239 0.0% (1) Includes minority interest in subsidiaries (2) Total liabilities excluding stockholders' equity Capital-to-risk-weighted assets ratio In 2019, our Tier I Capital ratio decreased by 90 basis points as a result of an increase of R$73,228 million in our Risk-Weighted Assets (RWA), mainly due to higher exposure of Credit Risk-Weighted Assets (RWACPAD) as a result of the increase in credit origination. These results were partially offset by 300 basis points resulting from the increase in net income and other equity changes in 2019. As of December 31, 2019, our Tier I capital ratio was 14.4% and our Common Equity Tier I ratio reached 13.2%. As of December 31, 2019, Additional Tier I Capital represented 130 basis points of our Tier I capital. Growth of our credit portfolio requires higher capital requirements (Risk-Adjusted Assets). The combined effect on our profitability in 2019 resulted in dividends and net interest on own capital of R$ 18.8 billion. Please see “Note 32 – Risk and Capital Management” for further details on our capital risk management. c) Payment capability in relation to the financial commitments assumed We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions. Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments. Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: · Different scenarios for liquidity projections. · Contingency plans for crisis situations. · Reports and charts for monitoring risk positions. · Assessment of funding costs and alternatives. · Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows. p.20

Undiscounted future flows except for derivatives In R$ Million Over (1) 0 - 30 days 31 - 365 days 366-720 days Total Financial Assets 720 days 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 Cash and deposits on demand 30,367 37,159 18,749 - - - - - - - - - 30,367 37,159 18,749 Interbank investments 69,756 115,278 93,218 151,497 182,606 173,663 1,444 4 68 673 1,191 3 22 508 223,888 298,674 268,062 (2) Securities purchased under agreements to resell – Funded position 26,797 45,335 38,833 - - - - -- - -- 26,797 45,335 38,833 Securities purchased under agreements to resell – Financed position 17,871 50,741 31,238 144,234 175,857 167,061 - -- - 10 - 162,105 226,608 198,299 (4) Interbank deposits 25,088 19,202 23,147 7,263 6,749 6,602 1,444 4 68 673 1,191 3 12 508 34,986 26,731 30,930 Securities 131,195 82,144 110,667 17,669 17,255 24,960 19,846 17,853 16,717 108,011 98,531 76,923 276,721 215,783 229,267 Government s ec urit ies - available 111,487 72,026 103,447 300 292 152 302 292 232 4,763 5,315 5,052 116,852 77,925 108,883 Government securities – subject to repurchase commitments 7,744 52 203 6,616 6,321 15,677 12,445 12,671 9,107 25,366 32,811 19,270 52,171 51,855 44,257 Private securities - available 11,964 10,066 7,007 10,181 9,406 8,577 4,967 4,185 5,541 56,839 49,003 45,885 83,951 72,660 67,010 Private securities – subject to repurchase commitments - - 10 572 1,236 554 2,132 7 05 1,837 21,043 11,402 6,716 23,747 13,343 9,117 Derivative financial instruments 6,998 3,987 7,978 10,959 6,384 5,363 5,355 4,069 2,756 18,542 9,026 6,746 41,854 23,466 22,843 Net Position 6,998 3,987 7,978 10,959 6,384 5,363 5,355 4,069 2,756 18,542 9,026 6,746 41,854 23,466 22,843 Swaps 107 705 189 4,039 1,132 1,258 4,464 2,881 1,661 17,848 8,331 6,082 26,458 13,049 9,190 Option 4,696 1,167 430 3,043 1,890 1,748 500 975 865 183 294 8,456 4,215 3,337 Forward operations (onshore) 940 893 6,529 1,207 942 382 15 - - - - 2,162 1,835 6,911 Other derivative financial instruments 1,255 1,222 830 2,670 2,420 1,975 376 213 230 477 512 370 4,778 4,367 3,405 (3) Loan and lease operations portfolio 63,401 68,829 57,505 197,090 166,503 152,660 93,203 88,138 71,107 236,982 241, 919 201,881 590,676 565,389 483,153 Total financial assets 301,717 307,397 288,117 377, 215 372, 748 356,646 119,848 110, 528 91,253 364,726 349, 798 286,058 1,163,506 1,140,471 1,022,074 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 91,248 (R$ 94,148 at 12/31/2018 and R$ 98,837 at 12/31/2017) which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 27. (2) Net of R$ 8,544 (R$ 5,120 at 12/31/2018 and R$ 3,664 at 12/31/2017), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 69,050 (R$ 60,504 at 12/31/2018 and R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 2,451 (R$ 3,993 at 12/31/2018 and R$ 4,931 at 12/31/2017). (4) Includes R$ 18,938 (R$ 15,886 at 12/31/2018 and R$ 6,689 em 12/31/2017) related to Compulsory Deposits with Central Banks of other countries. Undiscounted future flows except for derivatives In R$ Million 0 - 30 31 - 365 365 - 720 Over Financial Liabilities Total days days days 720 days 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 Deposits 266,690 246,729 222,782 69,367 62,909 61,672 20,555 16,674 16,500 211,531 191,131 152,961 568,143 517,443 453,915 Demand deposits 82,306 72,581 68,973 - -- - - - - - - 82,306 72,581 68,973 Savings deposits 144,558 136,865 119,980 - - - - - - - - - 144,558 136,865 119,980 Time deposits 37,570 35,450 33,114 68,757 62,185 60,272 20,502 16,647 16,445 211,395 190,984 152,903 338,224 305,266 262,734 Interbank deposits 2, 247 1,830 712 610 724 1,400 53 27 55 136 147 58 3,046 2,728 2,225 Other deposits 9 3 3 - - - - - - - - - 9 3 3 Compulsory deposits (38,576) (39,116) (40,538) (14,067) (15,228) (18,197) (4,110) (3,831) (4,644) (34,495) (35,973) (35,458) (91,248) (94,148) (98,837) Demand deposits (4,412) (5,600) (4,790) - - - - - - - - - (4,412) (5,600) (4,790) Savings deposits (26,234) (24,695) (26,008) - - - - - - - - - (26,234) (24,695) (26,008) Time deposits (7,930) (8,821) (9,740) (14,067) (15,228) (18,197) (4,110) (3,831) (4,644) (34,495) (35,973) (35,458) (60,602) (63,853) (68,039) Securities sold under repurchase agreements (1) 246,499 275,395 232,970 6,509 16,557 35,234 5,218 10,933 30,404 17,585 42,349 39,444 275,811 345,234 338,052 Funds from acceptances and issuance of securities (2) 4, 335 2,189 7,093 47,697 32,950 43,463 39,505 39,077 21,325 67,435 53,626 52,837 158,972 127,842 124,718 Borrowings and onlending (3) 6, 368 6,304 3,975 65,182 45,668 37,132 6,259 11,541 9,839 7,462 11,840 19,807 85,271 75,353 70,753 Subordinated Debt (4) 251 154 1,061 6,594 2,658 13,402 11,794 6 ,264 2,054 53,745 52,453 49,454 72,384 61,529 65,971 Derivative financial instruments 6, 653 3,168 7,596 12,196 6,885 5,816 9,458 5,672 4,877 19,521 11,794 8,457 47,828 27,519 26,746 Net Position 6, 653 3,168 7,596 12,196 6,885 5,816 9,458 5,672 4,877 19,521 11,794 8,457 47,828 27,519 26,746 Swaps 326 923 65 5,218 3,018 2,364 8,349 4,687 3,747 19,034 10,888 7,516 32,927 19,516 13,692 Option 3, 668 883 332 4,567 1,935 1,299 571 823 889 255 288 273 9,061 3,929 2,793 Forward operations (onshore) 753 470 6,272 1 - - - - - - - - 754 470 6,272 Other derivative financial instruments 1 ,906 892 927 2,410 1,932 2,153 538 162 241 232 618 668 5,086 3,604 3,989 Total financial liabilities 492,220 494,823 434,939 193,478 152,399 178,522 88,679 86,330 80,355 342,784 327,220 287,502 1,117,161 1,060,772 981,318 (1) Includes ow n and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. d) Sources of financing used for working capital and investments in non-current assets used The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2019 and 2018: p.21Undiscounted future flows except for derivatives In R$ Million Over (1) 0 - 30 days 31 - 365 days 366-720 days Total Financial Assets 720 days 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 Cash and deposits on demand 30,367 37,159 18,749 - - - - - - - - - 30,367 37,159 18,749 Interbank investments 69,756 115,278 93,218 151,497 182,606 173,663 1,444 4 68 673 1,191 3 22 508 223,888 298,674 268,062 (2) Securities purchased under agreements to resell – Funded position 26,797 45,335 38,833 - - - - -- - -- 26,797 45,335 38,833 Securities purchased under agreements to resell – Financed position 17,871 50,741 31,238 144,234 175,857 167,061 - -- - 10 - 162,105 226,608 198,299 (4) Interbank deposits 25,088 19,202 23,147 7,263 6,749 6,602 1,444 4 68 673 1,191 3 12 508 34,986 26,731 30,930 Securities 131,195 82,144 110,667 17,669 17,255 24,960 19,846 17,853 16,717 108,011 98,531 76,923 276,721 215,783 229,267 Government s ec urit ies - available 111,487 72,026 103,447 300 292 152 302 292 232 4,763 5,315 5,052 116,852 77,925 108,883 Government securities – subject to repurchase commitments 7,744 52 203 6,616 6,321 15,677 12,445 12,671 9,107 25,366 32,811 19,270 52,171 51,855 44,257 Private securities - available 11,964 10,066 7,007 10,181 9,406 8,577 4,967 4,185 5,541 56,839 49,003 45,885 83,951 72,660 67,010 Private securities – subject to repurchase commitments - - 10 572 1,236 554 2,132 7 05 1,837 21,043 11,402 6,716 23,747 13,343 9,117 Derivative financial instruments 6,998 3,987 7,978 10,959 6,384 5,363 5,355 4,069 2,756 18,542 9,026 6,746 41,854 23,466 22,843 Net Position 6,998 3,987 7,978 10,959 6,384 5,363 5,355 4,069 2,756 18,542 9,026 6,746 41,854 23,466 22,843 Swaps 107 705 189 4,039 1,132 1,258 4,464 2,881 1,661 17,848 8,331 6,082 26,458 13,049 9,190 Option 4,696 1,167 430 3,043 1,890 1,748 500 975 865 183 294 8,456 4,215 3,337 Forward operations (onshore) 940 893 6,529 1,207 942 382 15 - - - - 2,162 1,835 6,911 Other derivative financial instruments 1,255 1,222 830 2,670 2,420 1,975 376 213 230 477 512 370 4,778 4,367 3,405 (3) Loan and lease operations portfolio 63,401 68,829 57,505 197,090 166,503 152,660 93,203 88,138 71,107 236,982 241, 919 201,881 590,676 565,389 483,153 Total financial assets 301,717 307,397 288,117 377, 215 372, 748 356,646 119,848 110, 528 91,253 364,726 349, 798 286,058 1,163,506 1,140,471 1,022,074 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 91,248 (R$ 94,148 at 12/31/2018 and R$ 98,837 at 12/31/2017) which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 27. (2) Net of R$ 8,544 (R$ 5,120 at 12/31/2018 and R$ 3,664 at 12/31/2017), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 69,050 (R$ 60,504 at 12/31/2018 and R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 2,451 (R$ 3,993 at 12/31/2018 and R$ 4,931 at 12/31/2017). (4) Includes R$ 18,938 (R$ 15,886 at 12/31/2018 and R$ 6,689 em 12/31/2017) related to Compulsory Deposits with Central Banks of other countries. Undiscounted future flows except for derivatives In R$ Million 0 - 30 31 - 365 365 - 720 Over Financial Liabilities Total days days days 720 days 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 Deposits 266,690 246,729 222,782 69,367 62,909 61,672 20,555 16,674 16,500 211,531 191,131 152,961 568,143 517,443 453,915 Demand deposits 82,306 72,581 68,973 - -- - - - - - - 82,306 72,581 68,973 Savings deposits 144,558 136,865 119,980 - - - - - - - - - 144,558 136,865 119,980 Time deposits 37,570 35,450 33,114 68,757 62,185 60,272 20,502 16,647 16,445 211,395 190,984 152,903 338,224 305,266 262,734 Interbank deposits 2, 247 1,830 712 610 724 1,400 53 27 55 136 147 58 3,046 2,728 2,225 Other deposits 9 3 3 - - - - - - - - - 9 3 3 Compulsory deposits (38,576) (39,116) (40,538) (14,067) (15,228) (18,197) (4,110) (3,831) (4,644) (34,495) (35,973) (35,458) (91,248) (94,148) (98,837) Demand deposits (4,412) (5,600) (4,790) - - - - - - - - - (4,412) (5,600) (4,790) Savings deposits (26,234) (24,695) (26,008) - - - - - - - - - (26,234) (24,695) (26,008) Time deposits (7,930) (8,821) (9,740) (14,067) (15,228) (18,197) (4,110) (3,831) (4,644) (34,495) (35,973) (35,458) (60,602) (63,853) (68,039) Securities sold under repurchase agreements (1) 246,499 275,395 232,970 6,509 16,557 35,234 5,218 10,933 30,404 17,585 42,349 39,444 275,811 345,234 338,052 Funds from acceptances and issuance of securities (2) 4, 335 2,189 7,093 47,697 32,950 43,463 39,505 39,077 21,325 67,435 53,626 52,837 158,972 127,842 124,718 Borrowings and onlending (3) 6, 368 6,304 3,975 65,182 45,668 37,132 6,259 11,541 9,839 7,462 11,840 19,807 85,271 75,353 70,753 Subordinated Debt (4) 251 154 1,061 6,594 2,658 13,402 11,794 6 ,264 2,054 53,745 52,453 49,454 72,384 61,529 65,971 Derivative financial instruments 6, 653 3,168 7,596 12,196 6,885 5,816 9,458 5,672 4,877 19,521 11,794 8,457 47,828 27,519 26,746 Net Position 6, 653 3,168 7,596 12,196 6,885 5,816 9,458 5,672 4,877 19,521 11,794 8,457 47,828 27,519 26,746 Swaps 326 923 65 5,218 3,018 2,364 8,349 4,687 3,747 19,034 10,888 7,516 32,927 19,516 13,692 Option 3, 668 883 332 4,567 1,935 1,299 571 823 889 255 288 273 9,061 3,929 2,793 Forward operations (onshore) 753 470 6,272 1 - - - - - - - - 754 470 6,272 Other derivative financial instruments 1 ,906 892 927 2,410 1,932 2,153 538 162 241 232 618 668 5,086 3,604 3,989 Total financial liabilities 492,220 494,823 434,939 193,478 152,399 178,522 88,679 86,330 80,355 342,784 327,220 287,502 1,117,161 1,060,772 981,318 (1) Includes ow n and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. d) Sources of financing used for working capital and investments in non-current assets used The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2019 and 2018: p.21

Average Deposits and Borrowings	Year ended December 31			
	2019		2018	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except for percentages)			
Interest-bearing liabilities	**1,259,993**	**79.5%**	**1,176,795**	**88.1%**
Interest-bearing deposits	394,787	24.9%	357,684	26.8%
Savings deposits	138,034	8.7%	126,987	9.5%
Interbank deposits and Time Deposits	256,752	16.2%	230,697	0.2%
Deposits received under repurchase agreements	299,225	18.9%	308,306	17.0%
Funds from interbank and institutional markets	256,057	16.2%	232,802	23.1%
Funds from interbank markets	155,977	9.8%	135,357	17.4%
Funds from institutional markets	100,080	6.3%	97,445	10.1%
Technical provisions for insurance, pension plan and capitalization	212,972	13.4%	193,908	7.3%
Other liabilities - Subordinated debt	96,953	6.1%	84,095	14.5%
Non-Interest bearing liabilities	**180,954**	**11.4%**	**158,960**	**6.3%**
Non-interest bearing deposits	76,865	4.8%	70,205	11.9%
Other Comprehensive results	104,089	6.6%	88,755	5.3%
Other non-interest liabilities	**130,500**	**8.2%**	**128,851**	**0.3%**
Total stockholders' equity attributed to the owners of the parent company	**13,779**	**0.9%**	**13,829**	**6.3%**
Total	**1,585,225**	**100.0%**	**1,478,435**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 15 – Deposits, for further details about funding.

Occasionally, we may seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank), and senior notes, through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance in the event of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2019, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported profits in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Bancário).These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations.

The following table sets out the breakdown of our sources of funding in Consolidated on December 31, 2019, 2018 and 2017.

p.22

Breakdown of our sources of funding	2019	% of total funding	2018	% of total funding	2017	% of total funding
	(In million of R$, except percentages)					
Deposits	**507,060**	**48.6**	**463,424**	**45.3**	**402,938**	**42.7**
Demand deposits	82,306	7.9	72,581	7.1	68,973	7.3
Saving deposits	144,558	13.9	136,865	13.4	119,980	12.8
Time deposits	277,166	26.6	251,300	24.6	211,800	22.4
Interbank deposits	3,021	0.3	2,675	0.3	2,182	0.2
Other	9	0.0	3	0.0	3	0.0
Securities sold under repurchase agreements	**256,583**	**24.6**	**330,237**	**32.3**	**312,634**	**33.1**
Interbank market debt	**174,862**	**16.8**	**134,670**	**13.2**	**124,587**	**13.3**
Mortgage notes	4,320	0.4	1,227	0.1	-	-
Real estate credit bills	7,635	0.7	9,546	0.9	18,525	2.0
Agribusiness credit bills	21,204	2.0	18,013	1.8	15,101	1.6
Financial credit bills	65,433	6.3	37,928	3.7	27,691	3.0
Import and export financing	64,622	6.2	50,050	4.9	39,089	4.1
On lending-domestic	11,648	1.1	17,906	1.8	24,181	2.6
Institucional market debt	**104,244**	**10.0**	**93,974**	**9.2**	**98,482**	**10.4**
Subordinated debt	59,462	5.7	49,313	4.8	52,696	5.5
Foreign borrowings through securities	43,672	4.2	41,863	4.1	41,400	4.4
Structured Operations Certificates	1,110	0.1	2,798	0.3	4,386	0.5
Total	**1,042,749**	**100.0**	**1,022,305**	**100.0**	**938,641**	**99.5**

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2019, 2018 and 2017:

p.23

Cash in Cash Flows	As of December 31,			2019 Average Balance[1]
	2019	2018	2017	
	(In millions of R$)			
Cash	30,367	37,159	18,749	30,427
Securities purchased under agreements to resell – Funded position [2]	26,797	45,335	38,833	27,648
Unencumbered government securities [3]	115,774	74,760	106,681	101,356
Operational reserve	**172,938**	**157,254**	**164,263**	**159,431**

(1) Average calculated based on interim financial statements.

(2) Net of R$ 8,544 (R$5,120 at 12/31/2018 and R$3,664 at 12/31/2017), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. Tthe technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles or our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Liquidity management makes it possible for us to simultaneously meet operating requirements, protect our capital and explore market opportunities. Our strategy is to maintain adequate liquidity to meet present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of disruptions and volatility in global financial markets and in the economies of countries where we do business, especially Brazil. However, due to our stable sources of funding, including a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, allowing our accessing further funding when required, we have not historically experienced liquidity challenges, even during disruptive times in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. The Basel Committee on Banking Supervision requires a minimum of 100% for both the LCR and the NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis.

We present below a discussion of our LCR and NSFR for the year ended December 31, 2019.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

p.24

Liquidity Coverage Ratio	As of December 31,	
	2019	2018
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	170.0	179.9
Cash Outflows[2]	225.3	200.4
Cash Inflows[3]	111.3	95.7
Total Net Cash Outflows	114.0	104.7
LCR%	**149.1%**	**171.7%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2019 was 149.1% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF).

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31,	
	2019	2018
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	733.2	691.6
Total Required Stable Funding (RSF)[2]	600.0	541.6
NSFR (%)	**122.2%**	**127.7%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2019, our ASF totaled R$733.2 million, mainly due to capital and retail and wholesale funding, and our RSF totaled R$600.0 million, particularly due to loans and financing with wholesale and retail customers, central governments and transactions with central Banks.

As of December 31, 2019, our NSFR was 122.2% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlendings as its main sources of financing, and a significant portion comes from Wholesale banking segment. Total client funds reached R$ 715.3 billion (R$ 645.7 billion on 12/31/2018 and R$622.1 billion on 12/31/17), and noteworthy were time deposits. A significant portion of these funds – 38.7% of total, or R$277.0 billion – is immediately available to the client. However, the historical

p.25

behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: Their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds. 12/31/2019 12/31/2018 12/31/2017 Funding from clients 0-30 days Total % 0-30 days Total % 0-30 days Total % Deposits 272,447 507,060 - 248,913 463,424 - 216,842 402,938 Demand deposits 82,306 82,306 11.5 72,581 72,581 11.2 68,973 68,973 11.1 Saving deposits 144,558 144,558 20.2 136,865 136,865 21.2 119,980 119,980 19.3 Time deposits 44,855 277,166 38.8 37,784 251,300 38.9 27,798 211,800 34.1 Other 728 3,030 0.4 1,683 2,678 0.4 91 2,185 0.4 (1) Fund from acceptances and issurance of securities 4,293 143,569 20.1 2,285 111,566 17.3 6 ,820 107,581 17.3 (2) Funds from own issue 235 5,258 0.7 1,831 21,417 3.3 2,570 58,837 9.5 Subordinated Debt 2 59,462 8.3 2 49,313 7.6 1,315 52,696 8.5 Total 276,977 715,349 100.0 253,031 645,720 100.0 227,547 622,052 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under repurchase agreements with securities from own issue. III ‐ Level of subordination of debts     In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the  repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer’s  indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and  subordinated debt eligible to make up Tier II of the issuer’s Referential Equity, and subordinated debt eligible  to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts  have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed  unsecured  creditors  in  relation  to  remaining  claims.  Although  no  subordination  exists  among  the  many  unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with  subordinated debt have priority to make up Tier II of the Issuer’s Referential Equity in relation to creditors with  subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.     Funding through the issuance of subordinated debt securities is shown as follows:    p.26 behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: Their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds. 12/31/2019 12/31/2018 12/31/2017 Funding from clients 0-30 days Total % 0-30 days Total % 0-30 days Total % Deposits 272,447 507,060 - 248,913 463,424 - 216,842 402,938 Demand deposits 82,306 82,306 11.5 72,581 72,581 11.2 68,973 68,973 11.1 Saving deposits 144,558 144,558 20.2 136,865 136,865 21.2 119,980 119,980 19.3 Time deposits 44,855 277,166 38.8 37,784 251,300 38.9 27,798 211,800 34.1 Other 728 3,030 0.4 1,683 2,678 0.4 91 2,185 0.4 (1) Fund from acceptances and issurance of securities 4,293 143,569 20.1 2,285 111,566 17.3 6 ,820 107,581 17.3 (2) Funds from own issue 235 5,258 0.7 1,831 21,417 3.3 2,570 58,837 9.5 Subordinated Debt 2 59,462 8.3 2 49,313 7.6 1,315 52,696 8.5 Total 276,977 715,349 100.0 253,031 645,720 100.0 227,547 622,052 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under repurchase agreements with securities from own issue. III ‐ Level of subordination of debts In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to remaining claims. Although no subordination exists among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up Tier II of the Issuer’s Referential Equity in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. Funding through the issuance of subordinated debt securities is shown as follows: p.26

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding S.A. or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (d) variable compensation to management members; and (e) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are: (i) failure to pay any amounts due in respect of the Notes (non-payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). p.27 IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding S.A. or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (d) variable compensation to management members; and (e) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are: (i) failure to pay any amounts due in respect of the Notes (non-payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). p.27

Up to December 31, 2019, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred and seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred and seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred and fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred and fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; p.28Up to December 31, 2019, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred and seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred and seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred and fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred and fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; p.28

(xiii) Eleventh Issuance: Tier II Subordinated Notes amounting to US$750,000,000.00 (seven hundred and fifty million U.S. dollars) issued on November 21, 2019, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiv) Twelfth Issuance: Senior Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xv) Thirteenth Issuance: Senior Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to US$700,000,000.00 (seven hundred million U.S. dollars) issued on February 19, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.  g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (15.8% based on the Prudential Conglomerate, of which 14.4% of Tier I and 1.3% of Tier II) to be appropriate, as it exceeds by 430 basis points the minimum required by the Central Bank of Brazil for 2019, equivalent to 11.5% (11.0% on 12/31/2018). p.29(xiii) Eleventh Issuance: Tier II Subordinated Notes amounting to US$750,000,000.00 (seven hundred and fifty million U.S. dollars) issued on November 21, 2019, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiv) Twelfth Issuance: Senior Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xv) Thirteenth Issuance: Senior Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to US$700,000,000.00 (seven hundred million U.S. dollars) issued on February 19, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (15.8% based on the Prudential Conglomerate, of which 14.4% of Tier I and 1.3% of Tier II) to be appropriate, as it exceeds by 430 basis points the minimum required by the Central Bank of Brazil for 2019, equivalent to 11.5% (11.0% on 12/31/2018). p.29

h) Significant changes in each item of the financial statements

ASSETS	12/31/2019	%	12/31/2018	%	12/31/2017	2019 X 2018	2018 X 2017
Cash	30,367	1.9%	37,159	2.4%	18,749	(18.3%)	98.2%
Financial Assets	1,501,481	91.7%	1,424,876	91.8%	1,330,251	5.4%	7.1%
Compulsory deposits in the Central Bank of Brazil	91,248	5.6%	94,148	6.1%	98,837	(3.1%)	(4.7%)
At Amortized Cost	1,010,644	61.7%	994,759	64.1%	905,729	1.6%	9.8%
Interbank deposits	34,583	2.1%	26,420	1.7%	29,048	30.9%	(9.0%)
Securities purchased under agreements to resell	198,428	12.1%	280,136	18.0%	244,707	(29.2%)	14.5%
Securities	133,119	8.1%	110,395	7.1%	111,424	20.6%	(0.9%)
Loan operations and lease operations portfolio	585,791	35.8%	536,091	34.5%	497,719	9.3%	7.7%
Other financial assets	94,752	5.8%	75,090	4.8%	59,568	26.2%	26.1%
(-) Provision for Expected Loss	(36,029)	-2.2%	(33,373)	(2.1%)	(36,737)	8.0%	(9.2%)
At Fair Value Through Other Comprehensive Income	76,660	4.7%	49,323	3.2%	52,149	55.4%	(5.4%)
Securities	76,660	4.7%	49,323	3.2%	52,149	55.4%	(5.4%)
At Fair Value Through Profit or Loss	322,929	19.7%	286,646	18.5%	273,536	12.7%	4.8%
Securities	281,075	17.2%	263,180	16.9%	250,693	6.8%	5.0%
Derivatives	41,854	2.6%	23,466	1.5%	22,843	78.4%	2.7%
Investments in associates and jointly controlling entities	15,097	0.9%	12,019	0.8%	5,055	25.6%	137.8%
Fixed assets, net	7,166	0.4%	7,302	0.5%	7,359	(1.9%)	(0.8%)
Goodw ill and Intangible assets, net	19,719	1.2%	19,329	1.2%	19,383	2.0%	(0.3%)
Tax assets	48,960	3.0%	42,830	2.8%	44,249	14.3%	(3.2%)
Income tax and social contribution - current	1,644	0.1%	2,831	0.2%	2,336	(41.9%)	21.2%
Income tax and social contribution - deferred	38,914	2.4%	32,781	2.1%	35,869	18.7%	(8.6%)
Other	8,402	0.5%	7,218	0.5%	6,044	16.4%	19.4%
Other assets	14,691	0.9%	9,282	0.6%	11,193	58.3%	(17.1%)
TOTAL DO ASSETS	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**	**1,436,239**	**5.5%**	**8.1%**

Liabilities and stockholders' equity	12/31/2019	%	12/31/2018	%	12/31/2017	2019 X 2018	2018 X 2017
Financial Liabilities	1,211,999	74.0%	1,151,237	74.1%	1,056,717	5.3%	8.9%
At Amortized Cost	1,159,830	70.8%	1,119,734	72.1%	1,024,584	3.6%	9.3%
Interbank deposits	507,060	31.0%	463,424	29.8%	402,938	9.4%	15.0%
Securities sold under repurchase agreements	256,583	15.7%	330,237	21.3%	312,634	(22.3%)	5.6%
Interbank market debt	174,862	10.7%	134,670	8.7%	124,587	29.8%	8.1%
Institutional market debt	104,244	6.4%	93,974	6.1%	98,482	10.9%	(4.6%)
Other financial liabilities	117,081	7.2%	97,429	6.3%	85,943	20.2%	13.4%
At Fair Value Through Profit or Loss	48,029	2.9%	27,711	1.8%	27,211	73.3%	1.8%
Derivatives	47,828	2.9%	27,519	1.8%	26,746	73.8%	2.9%
Structured notes	201	0.0%	192	0.0%	465	4.7%	(58.7%)
Provision for Expected Loss	4,140	0.3%	3,792	0.2%	4,922	9.2%	(23.0%)
Loan Commitments	3,303	0.2%	2,601	0.2%	3,015	27.0%	(13.7%)
Financial Guarantees	837	0.1%	1,191	0.1%	1,907	(29.7%)	(37.5%)
Reserves for insurance and private pension	218,334	13.3%	201,187	13.0%	181,232	8.5%	11.0%
Provisions	21,454	1.3%	18,613	1.2%	19,736	15.3%	(5.7%)
Tax liabilities	7,891	0.5%	5,284	0.3%	7,836	49.3%	(32.6%)
Income tax and social contribution - current	3,997	0.2%	2,058	0.1%	3,175	94.2%	(35.2%)
Income tax and social contribution - deferred	1,058	0.1%	447	0.0%	391	136.7%	14.3%
Other	2,836	0.2%	2,779	0.2%	4,270	2.1%	(34.9%)
Other liabilities	28,338	1.7%	26,010	1.7%	26,362	9.0%	(1.3%)
Total liabilities	**1,488,016**	**90.9%**	**1,402,331**	**90.3%**	**1,291,883**	**6.1%**	**8.5%**
Capital	97,148	5.9%	97,148	6.3%	97,148	0.0%	0.0%
Treasury shares	(1,274)	-0.1%	(1,820)	(0.1%)	(2,743)	(30.0%)	(33.6%)
Additional paid-in capital	2,175	0.1%	2,120	0.1%	1,930	2.6%	9.8%
Appropriated reserves	12,948	0.8%	13,480	0.9%	12,499	(3.9%)	7.8%
Unappropriated reserves	29,878	1.8%	29,666	1.9%	26,030	0.7%	14.0%
Cumulative other comprehensive income	(3,950)	-0.2%	(3,812)	(0.2%)	(3,486)	3.6%	9.4%
Total stockholders' equity attributed to the owners of the parent	**136,925**	**8.4%**	**136,782**	**8.8%**	**131,378**	**0.1%**	**4.1%**
Non-controlling interests	12,540	0.8%	13,684	0.9%	12,978	(8.4%)	5.4%
Total stockholders' equity	**149,465**	**9.1%**	**150,466**	**9.7%**	**144,356**	**(0.7%)**	**4.2%**
Total liabilities and stockholders' equity	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**	**1,436,239**	**5.5%**	**8.1%**

The analysis of the asset and financial operation highlights is presented in items 10.1 a) and 10.2 a), respectively, hereto.

p.30

10.2 Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue;
II - Factors that materially affected operating income and expenses.

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

Highlights

The following table sets forth our summarized consolidated statement of income for the year ended December 31, 2019, 2018 and 2017. The interest rates cited are expressed in Brazilian *reais* and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see "Item 4. Information on the Company" in our Form 20-F.

Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the Year ended December 31,			Variation 2019-2018		Variation 2018-2017	
	2019	2018	2017	R$ million	%	R$ million	%
	(In millions of R$, except percentages)						
Operating revenues	**117,079**	**104,200**	**111,523**	**12,879**	**12.4**	**(7,323)**	**(6.6)**
Net interest income[1]	69,350	60,705	71,242	8,645	14.2	(10,537)	(14.8)
Non-interest income[2]	47,729	43,495	40,281	4,234	9.7	3,214	8.0
Expected loss from financial assets and claims	**(18,567)**	**(10,182)**	**(20,966)**	**(8,385)**	**82.4**	**10,784**	**(51.4)**
Other operating income (expenses)	**(67,269)**	**(63,410)**	**(59,975)**	**(3,859)**	**6.1**	**(3,435)**	**5.7**
Net income before income tax and social contribution	**31,243**	**30,608**	**30,582**	**635**	**2.1**	**26**	**0.1**
Current and deferred income and social contribution taxes	(3,430)	(4,969)	(7,357)	1,539	(31.0)	2,388	(32.5)
Net income	**27,813**	**25,639**	**23,225**	**2,174**	**8.5**	**2,414**	**10.4**
Net income attributable to owners of the parent company	**27,113**	**24,907**	**23,193**	**2,206**	**8.9**	**1,714**	**7.4**

(1) Includes:
(i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$117,523 million, R$110,324 million and R$122,703 in the year ended December 31, 2019, 2018 and 2017, respectively);
(ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$22,760 million, R$22,853 million and R$22,938 million in the year ended December 31, 2019, 2018 and 2017, respectively);
(iii) interest and similar expenses (R$(75,958) million, R$(70,612) million and R$(78,330) million in the year ended December 31, 2019, 2018 and 2017, respectively);
(iv) adjustments to fair value of financial assets and liabilities (R$4,098 million, R$(4,834) million and R$4,181 million in year ended December 31, 2019, 2018 and 2017, respectively); and
(v) foreign exchange results and exchange variations in foreign transactions (R$927 million, R$2,974 million and R$(250) million in the year ended December 31, 2019, 2018 and 2017, respectively).
(2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income.

<u>**2019 compared to 2018**</u>

Our **net income attributable to the owners of the parent company** increased by 8.9%, amounting to R$27,113 million in 2019 from R$24,907 million in 2018. Our operating revenues increased by 12.4% as a result of a 14.2% increase in net interest income and a 9.7% increase in non-interest income. This result was partially offset by an increase of 82.4% in expected loss from financial assets and claims. These line items are further described below:

- **Net interest income** increased by 14.2%, mainly due to the adjustment to the fair value of financial assets and liabilities.

  The result of exchange rate variations on our investments abroad is non-taxable, whereas revenue from our hedging instruments is taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the *real* against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items "current and deferred income and social contribution taxes" and "other operating income (expenses)." In 2019, the nominal depreciation of the *real* against the U.S. dollar was 4.0% in 2018, the nominal depreciation of the *real* against the U.S. dollar was 17.1%.

  The fiscal effect on the hedging instruments for our investments abroad decreased by R$5,513 million resulting in a gain of R$2,499 million in 2019, compared to a gain of R$8,012 million in 2018.

  As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income increased by R$3,132 million.

p.31

Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.5%, mainly due to the growth of our loan portfolio for individuals (13.1%) and for micro/small and medium businesses (25.3%) in Brazil and was partially offset by the reduction in interest charged on several credit products and reduced yields of Brazilian treasury bonds. There was an increase of 7.6% in interest and similar expenses, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as discussed under “—Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$73,654 million. Further, financial expense from technical provisions for insurance and private pension plans amounted to an expense of R$16,720 million in 2019 from an expense of R$11,815 million in 2018, mainly affected by the change in interest rate expectations from April to June 2018, due to specific events that increased volatility in the Brazilian economy, resulting in smaller financial expenses in 2018 compared to 2019, and the increase of R$17,147 million in the balance of technical provisions in the period. However, these expenses were more than offset by financial income related to insurance, pension plan and capitalization operations, which amounted to R$17,326 million in 2019 and R$12,346 million in 2018. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited consolidated financial statements for further details on Net interest, similar income and dividend. • Non-Interest Income increased by 9.7%, mainly due to: (i) revenues from asset management fees increased by R$1,319 million, as a result of an increase of 22.6% of assets under administration, which comprise assets managed by us and third parties. We highlight the 46.9% growth in 2019 in the balance of funds distributed through our open investment platform initiative; (ii) income from current account services, which includes advisory services, increased by R$713 million, mainly due to an increase of current-account holders and increased capital markets activities; (iii) income from credit and debit card service fees increased by R$31 million in 2019, mainly due to increased interchange fees¹ resulting from increased transaction volume and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business. As of May 2019, we no longer charge clients whose annual revenues are up to R$30 million for the prepayment rate on credit card transactions without installments²; (iv) R$1,991 million gain from the initial public offering of XP Inc (“XP Investimentos”). (1) A portion of the fee charged by acquiring banks to merchants that is passed through to credit and debit card issuers. (2) In Brazil, purchases can be paid in installments using credit cards. p.32 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.5%, mainly due to the growth of our loan portfolio for individuals (13.1%) and for micro/small and medium businesses (25.3%) in Brazil and was partially offset by the reduction in interest charged on several credit products and reduced yields of Brazilian treasury bonds. There was an increase of 7.6% in interest and similar expenses, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as discussed under “—Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$73,654 million. Further, financial expense from technical provisions for insurance and private pension plans amounted to an expense of R$16,720 million in 2019 from an expense of R$11,815 million in 2018, mainly affected by the change in interest rate expectations from April to June 2018, due to specific events that increased volatility in the Brazilian economy, resulting in smaller financial expenses in 2018 compared to 2019, and the increase of R$17,147 million in the balance of technical provisions in the period. However, these expenses were more than offset by financial income related to insurance, pension plan and capitalization operations, which amounted to R$17,326 million in 2019 and R$12,346 million in 2018. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited consolidated financial statements for further details on Net interest, similar income and dividend. • Non-Interest Income increased by 9.7%, mainly due to: (i) revenues from asset management fees increased by R$1,319 million, as a result of an increase of 22.6% of assets under administration, which comprise assets managed by us and third parties. We highlight the 46.9% growth in 2019 in the balance of funds distributed through our open investment platform initiative; (ii) income from current account services, which includes advisory services, increased by R$713 million, mainly due to an increase of current-account holders and increased capital markets activities; (iii) income from credit and debit card service fees increased by R$31 million in 2019, mainly due to increased interchange fees¹ resulting from increased transaction volume and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business. As of May 2019, we no longer charge clients whose annual revenues are up to R$30 million for the prepayment rate on credit card transactions without installments²; (iv) R$1,991 million gain from the initial public offering of XP Inc (“XP Investimentos”). (1) A portion of the fee charged by acquiring banks to merchants that is passed through to credit and debit card issuers. (2) In Brazil, purchases can be paid in installments using credit cards. p.32

The following chart shows the main components of our banking service fees for the years ended December 31, 2019, 2018 and 2017: R$ Million 39,032  36,809  2,297  999  34,448  2,493  1,543  618  1,706  2,149  1,506  606  1,768  1,378  1,783  6,332  5,013  4,141  10,730  10,017  9,589  15,425  15,394  14,802  2019 2018 2017 Please see “Note 22 – Banking Service Fees” to our audited consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased by 82.4%, mainly due to an increase in provisions for expected losses, resulting from: (i) an increase of 13.1% in our loan portfolio to individuals; (ii) an increase of 25.3% in our micro/small and medium businesses loan portfolio in Brazil; and (iii) the deterioration of the risk profile of certain Latin America corporate clients. This result was partially offset by a decrease in provisions for expected losses for our corporate loans portfolio in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2019, our 90-day NPL ratio was 3.4%, a slight decrease of 6 basis points compared to December 30, 2018, mainly due to a 46 basis points decrease of the 90-day NPL ratio for our loans to companies portfolio, driven by an improvement in the risk profile of our clients in the corporate segment. This result was partially offset by a 26 basis points increase of the 90-day NPL ratio for our individuals loan portfolio due to the growth of portfolios such as vehicle, personal and credit card loans. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of December 31, 2019, our 15 to 90 days NPL ratio was 2.3% which is consistent with this indicator for December 31, 2018. Our 15 to 90-day NPL ratio of our companies loan portfolio decreased 9 basis points, which was partially offset by an increase of 7 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to December 31, 2019: p.33 The following chart shows the main components of our banking service fees for the years ended December 31, 2019, 2018 and 2017: R$ Million 39,032 36,809 2,297 999 34,448 2,493 1,543 618 1,706 2,149 1,506 606 1,768 1,378 1,783 6,332 5,013 4,141 10,730 10,017 9,589 15,425 15,394 14,802 2019 2018 2017 Please see “Note 22 – Banking Service Fees” to our audited consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased by 82.4%, mainly due to an increase in provisions for expected losses, resulting from: (i) an increase of 13.1% in our loan portfolio to individuals; (ii) an increase of 25.3% in our micro/small and medium businesses loan portfolio in Brazil; and (iii) the deterioration of the risk profile of certain Latin America corporate clients. This result was partially offset by a decrease in provisions for expected losses for our corporate loans portfolio in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2019, our 90-day NPL ratio was 3.4%, a slight decrease of 6 basis points compared to December 30, 2018, mainly due to a 46 basis points decrease of the 90-day NPL ratio for our loans to companies portfolio, driven by an improvement in the risk profile of our clients in the corporate segment. This result was partially offset by a 26 basis points increase of the 90-day NPL ratio for our individuals loan portfolio due to the growth of portfolios such as vehicle, personal and credit card loans. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of December 31, 2019, our 15 to 90 days NPL ratio was 2.3% which is consistent with this indicator for December 31, 2018. Our 15 to 90-day NPL ratio of our companies loan portfolio decreased 9 basis points, which was partially offset by an increase of 7 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to December 31, 2019: p.33

o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2019, our coverage ratio was 192.2% compared to a ratio of 179.4% as of December 31, 2018. This increase was mainly due to greater provisions for expected losses from loans to individuals, driven by an increase in our loan portfolio in this segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through December 31, 2019: Coverage Ratio (90 days) 196.6% 192.2% 192.2% 187.6% 181.4% 179.4% 179.0% 173.1% 171.5% dec/17 mar/18 jun/18 sep/18 dec/18 mar/19 jun/19 sep/19 dec/19 · Other Operating Income (Expenses) increased by 6.1% to an expense of R$67,269 million in 2019 from an expense of R$63,410 million in 2018. The main driver was general and administrative expenses, which increased 6.0%, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mainly as a result of: § our voluntary severance program, which 3.5 thousand employees adhered to; and § the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; p.34 o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2019, our coverage ratio was 192.2% compared to a ratio of 179.4% as of December 31, 2018. This increase was mainly due to greater provisions for expected losses from loans to individuals, driven by an increase in our loan portfolio in this segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through December 31, 2019: Coverage Ratio (90 days) 196.6% 192.2% 192.2% 187.6% 181.4% 179.4% 179.0% 173.1% 171.5% dec/17 mar/18 jun/18 sep/18 dec/18 mar/19 jun/19 sep/19 dec/19 · Other Operating Income (Expenses) increased by 6.1% to an expense of R$67,269 million in 2019 from an expense of R$63,410 million in 2018. The main driver was general and administrative expenses, which increased 6.0%, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mainly as a result of: § our voluntary severance program, which 3.5 thousand employees adhered to; and § the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; p.34

(ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees. (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. This result was partially offset by an increase in share of profit (or loss) in associates and joint ventures of R$568 million, mainly due to equity in earnings from XP Investimentos. Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$3,430 million in 2019, from an expense of R$4,969 million in 2018. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.”, which amounted to expenses of R$2,281 million in 2019 and R$7,305 million in 2018. Disregarding such fiscal effect, current and deferred income and social contribution taxes decreased 53.5% in 2019, mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Results of Operations – 2018 compared to 2017 Our net income attributable to the owners of the parent company increased by 7.4% to R$24,907 million in 2018 from R$23,193 million in 2017. Our operating revenues decreased by 6.6% in this period. This result was more than offset by a decrease of 51.4% in expenses with expected loss from financial assets and claims and a decrease of 32.5% in expenses with current and deferred income and social contribution taxes. Net interest income decreased by 14.8%, mainly due to the adjustment to the fair value of financial assets and liabilities. In 2018, the nominal depreciation of the real against U.S. dollar was 17.1%, in 2017 the nominal depreciation of the real against U.S. dollar was 1.5%. The fiscal effect on the hedging instruments for our investments abroad increased R$6,269 million in 2018 resulting in a gain of R$8,012 million, compared to a gain of R$1,743 million in 2017. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in reduced R$4,268 million in 2018 compared to the same period in 2017, mainly due to a decrease in the SELIC rate to 6.5% in 2018 from 7.0% in 2017. Non-Interest Income increased by 8.0%, mainly due to: (i) a 21.1% increase in revenues from asset management fees, as a result of an increase of 16.6% in assets under administration; (ii) a 4.0% increase in income from credit and debit card service fees, as a result of increased transaction volume and increased revenue from credit and debit card annuity fees; and (iii) a 4.5% increase in income from current account services, which includes advisory services, as a result of higher number of current-account holders and increased capital markets activities. Expected Loss from Financial Assets and Claims decreased by 51.4%, mainly due to lower expenses with expected loss with loan and lease operations, as a result of the improvement in the credit quality of our total loan portfolio. From 2015 to 2017, we made greater provisions of our expected loss from financial assets and claims due to the Brazilian economic context with deteriorating credit quality, mainly in the wholesale banking segment. · Non-performing loans: Our 90-day non-performing loan ratio decreased by 42 basis points to 3.5% as of December 31, 2018 from 3.9% as of December 31, 2017, mainly due to a 83 basis p.35 (ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees. (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. This result was partially offset by an increase in share of profit (or loss) in associates and joint ventures of R$568 million, mainly due to equity in earnings from XP Investimentos. Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$3,430 million in 2019, from an expense of R$4,969 million in 2018. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.”, which amounted to expenses of R$2,281 million in 2019 and R$7,305 million in 2018. Disregarding such fiscal effect, current and deferred income and social contribution taxes decreased 53.5% in 2019, mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Results of Operations – 2018 compared to 2017 Our net income attributable to the owners of the parent company increased by 7.4% to R$24,907 million in 2018 from R$23,193 million in 2017. Our operating revenues decreased by 6.6% in this period. This result was more than offset by a decrease of 51.4% in expenses with expected loss from financial assets and claims and a decrease of 32.5% in expenses with current and deferred income and social contribution taxes. Net interest income decreased by 14.8%, mainly due to the adjustment to the fair value of financial assets and liabilities. In 2018, the nominal depreciation of the real against U.S. dollar was 17.1%, in 2017 the nominal depreciation of the real against U.S. dollar was 1.5%. The fiscal effect on the hedging instruments for our investments abroad increased R$6,269 million in 2018 resulting in a gain of R$8,012 million, compared to a gain of R$1,743 million in 2017. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in reduced R$4,268 million in 2018 compared to the same period in 2017, mainly due to a decrease in the SELIC rate to 6.5% in 2018 from 7.0% in 2017. Non-Interest Income increased by 8.0%, mainly due to: (i) a 21.1% increase in revenues from asset management fees, as a result of an increase of 16.6% in assets under administration; (ii) a 4.0% increase in income from credit and debit card service fees, as a result of increased transaction volume and increased revenue from credit and debit card annuity fees; and (iii) a 4.5% increase in income from current account services, which includes advisory services, as a result of higher number of current-account holders and increased capital markets activities. Expected Loss from Financial Assets and Claims decreased by 51.4%, mainly due to lower expenses with expected loss with loan and lease operations, as a result of the improvement in the credit quality of our total loan portfolio. From 2015 to 2017, we made greater provisions of our expected loss from financial assets and claims due to the Brazilian economic context with deteriorating credit quality, mainly in the wholesale banking segment. · Non-performing loans: Our 90-day non-performing loan ratio decreased by 42 basis points to 3.5% as of December 31, 2018 from 3.9% as of December 31, 2017, mainly due to a 83 basis p.35 points decrease of in the 90-day NPL ratio of our individuals loan portfolio, driven by the reduction of non-performing loans and the growth of the balance in individuals loan portfolio. Our 15 to 90 days NPL ratio decreased by 41 basis points to 2.3% as of December 31, 2018 from 2.7% as of December 31, 2017, mainly due to a: (i) 50 basis points decrease in the 15 to 90-day NPL ratio of our companies loan portfolio and (ii) 36 basis points decrease in the 15 to 90-day NPL ratio of our individuals loan portfolio. Both decreases were driven by the growth of the balance in our loan portfolio and the reduction of non-performing loans. · Coverage ratio (90 days): Our coverage ratio decreased to 179.4% as of December 31, 2018 from 187.6% as of December 31, 2017, mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in our corporate clients’ risk profile. Other Operating Income (Expenses) increased by 5.7% to an expense of R$63,410 million in 2018 from an expense of R$59,975 million in 2017, mainly due to: (i) an increase of 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for our employees; (ii) an increase of 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and (iii) an increase of 6.0% in administrative expenses due to the higher cost of third-party services (increase of 7.7%); data processing and telecommunications (increase of 2.9%); and advertising, promotion and publication (increase of 21.6%). Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,969 million from an expense of R$7,357 million, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$7,305 million in 2018 and an expense of R$1,615 million in 2017, current and deferred income and social contribution taxes increased 26.9% in 2018, mainly as a result of the increase in recognition of deferred tax assets rate. In 2017, the recognition rate for income and social contribution taxes was 40%. In 2018, the legislation temporarily increased this rate to 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. The main variations in income are explained in item 10.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the issuer, if relevant In accordance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each scenario, are presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios. p.36 points decrease of in the 90-day NPL ratio of our individuals loan portfolio, driven by the reduction of non-performing loans and the growth of the balance in individuals loan portfolio. Our 15 to 90 days NPL ratio decreased by 41 basis points to 2.3% as of December 31, 2018 from 2.7% as of December 31, 2017, mainly due to a: (i) 50 basis points decrease in the 15 to 90-day NPL ratio of our companies loan portfolio and (ii) 36 basis points decrease in the 15 to 90-day NPL ratio of our individuals loan portfolio. Both decreases were driven by the growth of the balance in our loan portfolio and the reduction of non-performing loans. · Coverage ratio (90 days): Our coverage ratio decreased to 179.4% as of December 31, 2018 from 187.6% as of December 31, 2017, mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in our corporate clients’ risk profile. Other Operating Income (Expenses) increased by 5.7% to an expense of R$63,410 million in 2018 from an expense of R$59,975 million in 2017, mainly due to: (i) an increase of 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for our employees; (ii) an increase of 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and (iii) an increase of 6.0% in administrative expenses due to the higher cost of third-party services (increase of 7.7%); data processing and telecommunications (increase of 2.9%); and advertising, promotion and publication (increase of 21.6%). Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,969 million from an expense of R$7,357 million, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$7,305 million in 2018 and an expense of R$1,615 million in 2017, current and deferred income and social contribution taxes increased 26.9% in 2018, mainly as a result of the increase in recognition of deferred tax assets rate. In 2017, the recognition rate for income and social contribution taxes was 40%. In 2018, the legislation temporarily increased this rate to 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. The main variations in income are explained in item 10.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the issuer, if relevant In accordance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each scenario, are presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios. p.36

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BACEN Circular No. 3,354, of June 27, 2007. The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in treasury and control areas) to put into effect mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the sole purpose of the study is to disclose risk exposure and respective protective actions, taking into account the fair value of financial instruments irrespective of the accounting practices adopted by the Company. The trading book consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. Banking portfolio Exposure 12/31/2019 (*) 12/31/2018 (*) 12/31/2017 (*) Scenarios Scenarios Scenarios Risk Factors Risk Variation in: III III III III I II III Fixed rate Fixed rate on Brazilian reais (658) (86,432) (214,996) (193) (18,277) (56,547) (677) (181,412) (293,515) Foreign exchange coupons Rates of currency coupons (304) (21,886) (42,336) 30 (8,951) (31,199) (464) (38,269) (79,140) Foreign currencies Exchange variation rates (282) 80,050 427,563 (5,015) (185,640) (451,796) 1,720 126,269 392,106 Price indices Rates of price index coupons (163) (2,993) (4,457) (494) (19,537) (41,174) (586) (44,720) (82,604) Reference rate Rates of TR coupons - (1) (1) - - (1) - (1) (1) Shares Share price 2,069 2,612 185,005 540 (23,026) 45,451 168 (1,885) (30,632) Others Exposures that do not fall under the definitions above (15) (2,184) (6,869) (1) (2,542) (8,098) 8 1,238 2,671 647 (30,834) 343,909 (5,133) (257,973) (543,364) 169 (138,780) (91,115) TOTAL (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2019 (*) 12/31/2018 (*) 12/31/2017 (*) portfolios Scenarios Scenarios Scenarios Risk Factors Risk Variation in: III III III III I II III Fixed rate Fixed rate on Brazilian reais (11,579) (1,383,839) (2,776,926) (7,935) (1,305,886) (2,582,531) (8,313) (1,653,629) (3,179,360) Foreign exchange coupons Rates of currency coupons (2,925) (196,449) (377,441) (1,595) (245,172) (477,888) (1,759) (264,749) (505,366) Foreign currencies Exchange variation rates 2,230 47,173 322,325 (5,308) (198,514) (476,063) 1,832 123,518 387,645 Price indices Rates of price index coupons (6,527) (460,666) (868,806) (606) (58,746) (124,841) (3,198) (251,703) (474,026) Reference rate Rates of TR coupons 493 (65,875) (159,057) 446 (96,086) (227,634) 479 (121,136) (307,836) Shares Share price 6,016 (94,531) (9,281) 4,388 (117,695) (143,886) 4,569 (110,354) (244,940) Others Exposures that do not fall under the definitions above (45) (8,555) (26,163) 63 6,282 11,175 (4) 7,521 16,726 (12,337) (2,162,742) (3,895,349) (10,547) (2,015,817) (4,021,668) (6,394) (2,270,532) (4,307,157) TOTAL (*) Amounts net of tax effects. For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors: Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2019, total average Value at Risk (VaR) amounted to R$333.7 million, or 0.24% of total stockholders’ equity (for the whole of 2018 it was R$399.3 million or 0.29% of total stockholders’ equity). The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and therefore expose us to exchange rate risk. The Central Bank of Brazil regulates our foreign currency positions. For further information, please see section “Currency Risk” of the Complete Financial Statements (IFRS), “Note 32 – Capital and Management Risks”. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into consideration the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign p.37 The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BACEN Circular No. 3,354, of June 27, 2007. The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in treasury and control areas) to put into effect mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the sole purpose of the study is to disclose risk exposure and respective protective actions, taking into account the fair value of financial instruments irrespective of the accounting practices adopted by the Company. The trading book consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. Banking portfolio Exposure 12/31/2019 (*) 12/31/2018 (*) 12/31/2017 (*) Scenarios Scenarios Scenarios Risk Factors Risk Variation in: III III III III I II III Fixed rate Fixed rate on Brazilian reais (658) (86,432) (214,996) (193) (18,277) (56,547) (677) (181,412) (293,515) Foreign exchange coupons Rates of currency coupons (304) (21,886) (42,336) 30 (8,951) (31,199) (464) (38,269) (79,140) Foreign currencies Exchange variation rates (282) 80,050 427,563 (5,015) (185,640) (451,796) 1,720 126,269 392,106 Price indices Rates of price index coupons (163) (2,993) (4,457) (494) (19,537) (41,174) (586) (44,720) (82,604) Reference rate Rates of TR coupons - (1) (1) - - (1) - (1) (1) Shares Share price 2,069 2,612 185,005 540 (23,026) 45,451 168 (1,885) (30,632) Others Exposures that do not fall under the definitions above (15) (2,184) (6,869) (1) (2,542) (8,098) 8 1,238 2,671 647 (30,834) 343,909 (5,133) (257,973) (543,364) 169 (138,780) (91,115) TOTAL (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2019 (*) 12/31/2018 (*) 12/31/2017 (*) portfolios Scenarios Scenarios Scenarios Risk Factors Risk Variation in: III III III III I II III Fixed rate Fixed rate on Brazilian reais (11,579) (1,383,839) (2,776,926) (7,935) (1,305,886) (2,582,531) (8,313) (1,653,629) (3,179,360) Foreign exchange coupons Rates of currency coupons (2,925) (196,449) (377,441) (1,595) (245,172) (477,888) (1,759) (264,749) (505,366) Foreign currencies Exchange variation rates 2,230 47,173 322,325 (5,308) (198,514) (476,063) 1,832 123,518 387,645 Price indices Rates of price index coupons (6,527) (460,666) (868,806) (606) (58,746) (124,841) (3,198) (251,703) (474,026) Reference rate Rates of TR coupons 493 (65,875) (159,057) 446 (96,086) (227,634) 479 (121,136) (307,836) Shares Share price 6,016 (94,531) (9,281) 4,388 (117,695) (143,886) 4,569 (110,354) (244,940) Others Exposures that do not fall under the definitions above (45) (8,555) (26,163) 63 6,282 11,175 (4) 7,521 16,726 (12,337) (2,162,742) (3,895,349) (10,547) (2,015,817) (4,021,668) (6,394) (2,270,532) (4,307,157) TOTAL (*) Amounts net of tax effects. For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors: Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2019, total average Value at Risk (VaR) amounted to R$333.7 million, or 0.24% of total stockholders’ equity (for the whole of 2018 it was R$399.3 million or 0.29% of total stockholders’ equity). The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and therefore expose us to exchange rate risk. The Central Bank of Brazil regulates our foreign currency positions. For further information, please see section “Currency Risk” of the Complete Financial Statements (IFRS), “Note 32 – Capital and Management Risks”. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into consideration the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign p.37 currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities. The information set forth below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$78.4 billion as of December 31, 2019, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad. R$ million As of December 31, 2019 % of amounts Exchange Rate Sensitivity Denominated in Indexed to foreign denominated in and Brazilian currency Total (1) (1) indexed to foreign foreign currency currency currency of total (In millions of R$, except percentages) Assets 1, 062,202 454,334 120,946 1,637, 482 35.1 Cash 7,267 19, 902 3 ,198 30, 367 76.1 Compulsory deposits in the Central Bank of Brazil 91,248 - - 91, 248 - At Amortized Cost 556,042 342,21 8 112,384 1,010,64 4 45.0 Interbank deposits 10,620 23, 963 - 34, 583 69.3 Securities purchased under agreements to resell 197, 156 1, 272 - 198, 428 0.6 Securities 112,208 20, 911 - 133, 119 15.7 Loan operations and lease operations portfolio 368,438 199, 702 1 7,651 585, 791 37.1 Other financial assets (104,635) 104, 539 9 4,848 94, 752 210.4 (-) Provision for Expected Loss (27,745) (8,168) (115) (36,028) 23.0 At Fair Value Through Other Comprehensive Income 3 8,139 37, 668 853 76, 660 50.2 Securities 3 8,139 37, 668 853 76, 660 50.2 At Fair Value Through Profit or Loss 275, 586 41, 668 5 ,675 322, 929 14.7 Securities 267,612 10, 019 3 ,444 281, 075 4.8 Derivatives 7,974 31, 649 2 ,231 41, 854 80.9 Investments in associates and joint ventures 15,093 4 - 15, 097 - Fixed assets, net 6 ,484 682 - 7, 166 9.5 Goodwill and Intangible assets, net 15,509 6, 728 (2,518) 19, 719 21.3 Tax assets 45,808 3, 152 - 48, 960 6.4 Other assets 11,026 2, 311 1 ,354 14, 691 24.9 Percentage of total assets 64.9 27.7 7.4 100.0 Liabilities and Stockholders’ Equity 1,093,326 482,466 61,689 1,637, 481 33.2 At Amortized Cost 666,503 437, 118 5 6,209 1,159,830 42.5 Deposits 338,898 167, 699 463 507, 060 33.2 Securities sold under repurchase agreements 229,797 26, 786 - 256, 583 10.4 Interbank market debt 112,315 61, 123 1 ,424 174, 862 35.8 Institutional market debt 1 1,804 87, 250 5 ,190 104, 244 88.7 Other financial liabilities (26,311) 94, 260 4 9,132 117, 081 122.5 At Fair Value Through Profit or Loss 1 0,403 36, 312 1 ,314 48, 029 78.3 Derivatives 10,403 36, 111 1 ,314 47, 828 78.2 Structured notes - 201 - 201 100.0 Provision for Expected Loss 3,526 559 55 4, 140 14.8 Loan Commitments 2 ,908 394 1 3, 303 12.0 Financial Guarantees 618 165 54 837 26.2 Reserves for insurance and private pension 218,113 221 - 218, 334 0.1 Provisions 21,325 129 - 21, 454 0.6 Tax liabilities 5 ,922 1, 969 - 7, 891 25.0 Other liabilities 1 8,069 6, 158 4 ,111 28, 338 36.2 Non-controlling interests 1 2,540 - - 12, 540 - Total stockholders’ equity attributed to the owners of the parent company 136,925 - - 136, 925 - Percentage of total liabilities and stockholders’ equity 66.7 29.5 3.8 100.0 (1) Predominantly U.S. dollar. p.38currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities. The information set forth below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$78.4 billion as of December 31, 2019, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad. R$ million As of December 31, 2019 % of amounts Exchange Rate Sensitivity Denominated in Indexed to foreign denominated in and Brazilian currency Total (1) (1) indexed to foreign foreign currency currency currency of total (In millions of R$, except percentages) Assets 1, 062,202 454,334 120,946 1,637, 482 35.1 Cash 7,267 19, 902 3 ,198 30, 367 76.1 Compulsory deposits in the Central Bank of Brazil 91,248 - - 91, 248 - At Amortized Cost 556,042 342,21 8 112,384 1,010,64 4 45.0 Interbank deposits 10,620 23, 963 - 34, 583 69.3 Securities purchased under agreements to resell 197, 156 1, 272 - 198, 428 0.6 Securities 112,208 20, 911 - 133, 119 15.7 Loan operations and lease operations portfolio 368,438 199, 702 1 7,651 585, 791 37.1 Other financial assets (104,635) 104, 539 9 4,848 94, 752 210.4 (-) Provision for Expected Loss (27,745) (8,168) (115) (36,028) 23.0 At Fair Value Through Other Comprehensive Income 3 8,139 37, 668 853 76, 660 50.2 Securities 3 8,139 37, 668 853 76, 660 50.2 At Fair Value Through Profit or Loss 275, 586 41, 668 5 ,675 322, 929 14.7 Securities 267,612 10, 019 3 ,444 281, 075 4.8 Derivatives 7,974 31, 649 2 ,231 41, 854 80.9 Investments in associates and joint ventures 15,093 4 - 15, 097 - Fixed assets, net 6 ,484 682 - 7, 166 9.5 Goodwill and Intangible assets, net 15,509 6, 728 (2,518) 19, 719 21.3 Tax assets 45,808 3, 152 - 48, 960 6.4 Other assets 11,026 2, 311 1 ,354 14, 691 24.9 Percentage of total assets 64.9 27.7 7.4 100.0 Liabilities and Stockholders’ Equity 1,093,326 482,466 61,689 1,637, 481 33.2 At Amortized Cost 666,503 437, 118 5 6,209 1,159,830 42.5 Deposits 338,898 167, 699 463 507, 060 33.2 Securities sold under repurchase agreements 229,797 26, 786 - 256, 583 10.4 Interbank market debt 112,315 61, 123 1 ,424 174, 862 35.8 Institutional market debt 1 1,804 87, 250 5 ,190 104, 244 88.7 Other financial liabilities (26,311) 94, 260 4 9,132 117, 081 122.5 At Fair Value Through Profit or Loss 1 0,403 36, 312 1 ,314 48, 029 78.3 Derivatives 10,403 36, 111 1 ,314 47, 828 78.2 Structured notes - 201 - 201 100.0 Provision for Expected Loss 3,526 559 55 4, 140 14.8 Loan Commitments 2 ,908 394 1 3, 303 12.0 Financial Guarantees 618 165 54 837 26.2 Reserves for insurance and private pension 218,113 221 - 218, 334 0.1 Provisions 21,325 129 - 21, 454 0.6 Tax liabilities 5 ,922 1, 969 - 7, 891 25.0 Other liabilities 1 8,069 6, 158 4 ,111 28, 338 36.2 Non-controlling interests 1 2,540 - - 12, 540 - Total stockholders’ equity attributed to the owners of the parent company 136,925 - - 136, 925 - Percentage of total liabilities and stockholders’ equity 66.7 29.5 3.8 100.0 (1) Predominantly U.S. dollar. p.38

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments     There was no introduction or sale of the operating segment.    The current business segments of Itaú Unibanco are described below:    ü Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. ü Wholesale Banking: It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. ü Trading & Institutional: It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. b) incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. In December 2019, XP Inc., in which we held a 49.9% interest, completed its initial public offering and listing on Nasdaq. We did not sell any of our shares of XP Inc. in this offering and, following the completion of this IPO, we hold a 46.05% interest in XP Inc. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of the capital stock (30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the First Acquisition) was approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian Antitrust agency and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancelling Itaú Unibanco’s call option and XP Controle’s put option. In August 2018 we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes, among others, provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two out of seven members for the Board of Directors of XP Investimentos S.A. On November 29, 2019, the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares of XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares of XP Inc., a company headquartered in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the Exchange of shares mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total and voting capital. Further, the stockholders of XP Inc. entered into a stockholders’ agreement which is substantially similar to the existing stockholders’ agreement of XP Investimentos S.A. XP Inc. will have a board of directors p.39 10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments There was no introduction or sale of the operating segment. The current business segments of Itaú Unibanco are described below: ü Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. ü Wholesale Banking: It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. ü Trading & Institutional: It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. b) incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. In December 2019, XP Inc., in which we held a 49.9% interest, completed its initial public offering and listing on Nasdaq. We did not sell any of our shares of XP Inc. in this offering and, following the completion of this IPO, we hold a 46.05% interest in XP Inc. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of the capital stock (30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the First Acquisition) was approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian Antitrust agency and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancelling Itaú Unibanco’s call option and XP Controle’s put option. In August 2018 we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes, among others, provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two out of seven members for the Board of Directors of XP Investimentos S.A. On November 29, 2019, the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares of XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares of XP Inc., a company headquartered in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the Exchange of shares mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total and voting capital. Further, the stockholders of XP Inc. entered into a stockholders’ agreement which is substantially similar to the existing stockholders’ agreement of XP Investimentos S.A. XP Inc. will have a board of directors p.39 comprised of thirteen members, out of which XP Controle Participações S.A. will nominate seven, we will nominate two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) will nominate one, and the remaining three members will be independent. These independent members will also take part in the audit committee of XP Inc., which will be comprised of three members to be nominated as follows: we will nominate two members, and XP Controle Participações S.A. will nominate one member. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. Subject to the Central Bank’s approval, in 2022, we will acquire an additional stake corresponding to 11.53% of the capital stock of XP Inc., consequently increasing our interest to 57.58% of the total capital of XP Inc. and 41.63% of its voting capital. The operation and management of all XP Group companies, including XP Inc., will remain independent, segregated and self-governing, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos S.A. and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos S.A. continues to operate as an open and independent platform, offering its customers a diverse range of its proprietary and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers whatsoever. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. Such acquisition will be implemented in three tranches over four years. In the first tranche, Itaú will acquire 51.0% of the total voting share capital of Zup for approximately R$293 million and will control the company On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. The completion of this transaction is subject to the approvals from CADE and the Central Bank of Brazil. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A.(“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S).As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling bloc stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over- allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. p.40 comprised of thirteen members, out of which XP Controle Participações S.A. will nominate seven, we will nominate two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) will nominate one, and the remaining three members will be independent. These independent members will also take part in the audit committee of XP Inc., which will be comprised of three members to be nominated as follows: we will nominate two members, and XP Controle Participações S.A. will nominate one member. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. Subject to the Central Bank’s approval, in 2022, we will acquire an additional stake corresponding to 11.53% of the capital stock of XP Inc., consequently increasing our interest to 57.58% of the total capital of XP Inc. and 41.63% of its voting capital. The operation and management of all XP Group companies, including XP Inc., will remain independent, segregated and self-governing, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos S.A. and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos S.A. continues to operate as an open and independent platform, offering its customers a diverse range of its proprietary and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers whatsoever. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. Such acquisition will be implemented in three tranches over four years. In the first tranche, Itaú will acquire 51.0% of the total voting share capital of Zup for approximately R$293 million and will control the company On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. The completion of this transaction is subject to the approvals from CADE and the Central Bank of Brazil. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A.(“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S).As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling bloc stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over- allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. p.40

In July 10, 2019, IRB made a secondary offering of its common shares. With the disposal of the total interest held by the Brazilian Federal Government and BB Seguros in IRB, except for, in relation to the Brazilian Federal Government, by Golden Share, the previously existing controlling bloc was terminated and the capital stock became more diversified. Itaú CorpBanca In April 2016, we completed the merger between Banco Itaú Chile and CorpBanca and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this bloc. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i)postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A.(“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals;(ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and(iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercising put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%.In all cases, Itaú CorpBanca’s governance was not changed. Credit intelligence bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil)S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau. In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence bureau was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation; its control is shared by stockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to running the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of group life insurance business In September 2016, we entered into an agreement for the sale of our group life insurance operations with Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. p.41 In July 10, 2019, IRB made a secondary offering of its common shares. With the disposal of the total interest held by the Brazilian Federal Government and BB Seguros in IRB, except for, in relation to the Brazilian Federal Government, by Golden Share, the previously existing controlling bloc was terminated and the capital stock became more diversified. Itaú CorpBanca In April 2016, we completed the merger between Banco Itaú Chile and CorpBanca and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this bloc. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i)postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A.(“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals;(ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and(iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercising put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%.In all cases, Itaú CorpBanca’s governance was not changed. Credit intelligence bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil)S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau. In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence bureau was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation; its control is shared by stockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to running the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of group life insurance business In September 2016, we entered into an agreement for the sale of our group life insurance operations with Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. p.41

Acquisition of Citibank retail business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. On the contract execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried out on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. c) Unusual events or operations In addition to the items highlighted in item 10.3 b hereto, we highlight the following unusual events: (i) revaluation of tax credit reserves, which include the annual revaluation of balances and the effects from the Constitutional Amendment EC No. 103/2019 to the Social Contribution on Net Income (CSLL) rate that increased to 20% from 15%, complying with the provisions of item I, paragraph 1 of Article1 of Supplementary Law No. 105, of January 10, 2001, totaling R$2,024 and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. The objectives of the program are: (i) to provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who meet several established prerequisites and (ii) to adjust our structures to market reality. In 2018 and 2017, there were no relevant unusual events. 10.4. Executive officers should comment on: a) Significant changes in accounting practices  In 2019, IFRS 16 – Leases was adopted. The pronouncement replaced IAS 17 - Leases, as well as the related standards (IFRIC 4, SIC 15 and SIC 27). The main changes were that IFRS 16 eliminated the accounting for operating lease agreements for the lessee, presenting one lease model only, which consists of: (a) initially recognizing lease in assets (right-of-use assets) and liabilities (other liabilities) at present value; and (b) recognizing depreciation of right-of-use assets and interest from lease separately in income. We adopted IFRS 16 under the modified retrospective transition method using the following criteria: • unified discount rate, considering a portfolio of similar agreements; • calculation of lease liabilities and right-of-use assets at present value of remaining payments; and • review of lease agreements and terms. Additionally, new financial subleases have not been recorded. In 2018, IFRS 9 – Financial Instruments was adopted replacing IAS 39 – Financial Instruments: Recognition and Measurement. p.42 Acquisition of Citibank retail business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. On the contract execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried out on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. c) Unusual events or operations In addition to the items highlighted in item 10.3 b hereto, we highlight the following unusual events: (i) revaluation of tax credit reserves, which include the annual revaluation of balances and the effects from the Constitutional Amendment EC No. 103/2019 to the Social Contribution on Net Income (CSLL) rate that increased to 20% from 15%, complying with the provisions of item I, paragraph 1 of Article1 of Supplementary Law No. 105, of January 10, 2001, totaling R$2,024 and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. The objectives of the program are: (i) to provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who meet several established prerequisites and (ii) to adjust our structures to market reality. In 2018 and 2017, there were no relevant unusual events. 10.4. Executive officers should comment on: a) Significant changes in accounting practices In 2019, IFRS 16 – Leases was adopted. The pronouncement replaced IAS 17 - Leases, as well as the related standards (IFRIC 4, SIC 15 and SIC 27). The main changes were that IFRS 16 eliminated the accounting for operating lease agreements for the lessee, presenting one lease model only, which consists of: (a) initially recognizing lease in assets (right-of-use assets) and liabilities (other liabilities) at present value; and (b) recognizing depreciation of right-of-use assets and interest from lease separately in income. We adopted IFRS 16 under the modified retrospective transition method using the following criteria: • unified discount rate, considering a portfolio of similar agreements; • calculation of lease liabilities and right-of-use assets at present value of remaining payments; and • review of lease agreements and terms. Additionally, new financial subleases have not been recorded. In 2018, IFRS 9 – Financial Instruments was adopted replacing IAS 39 – Financial Instruments: Recognition and Measurement. p.42

The main changes identified by us due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. We applied the IFRS 9 new criteria retrospectively from January 1, 2016, except that we continue to apply the requirements of IAS 39 for hedge accounting. Additionally, the policy for partial write-off of financial assets changed, in accordance with IAS 8, aligning the recovery behavior of financial assets and their economic realization. Please see our Complete Financial Statements (IFRS), Note 2 – Significant accounting policies, for further information on the policies changed. In 2017 and 2016 there were no significant changes in the accounting policies. b) Significant effects from changes in accounting policies In 2019, there were no effects from changes in accounting policies. In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. In 2017, there were no effects from changes in accounting policies. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2019, 2018 and 2017. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests. General Our main accounting policies are described in Note 2 to our consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: p.43 The main changes identified by us due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. We applied the IFRS 9 new criteria retrospectively from January 1, 2016, except that we continue to apply the requirements of IAS 39 for hedge accounting. Additionally, the policy for partial write-off of financial assets changed, in accordance with IAS 8, aligning the recovery behavior of financial assets and their economic realization. Please see our Complete Financial Statements (IFRS), Note 2 – Significant accounting policies, for further information on the policies changed. In 2017 and 2016 there were no significant changes in the accounting policies. b) Significant effects from changes in accounting policies In 2019, there were no effects from changes in accounting policies. In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. In 2017, there were no effects from changes in accounting policies. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2019, 2018 and 2017. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests. General Our main accounting policies are described in Note 2 to our consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: p.43

· Maturity term: we consider the maximum contractual period in which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered for calculation of the expected life, including prepayment and rollover options. · Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. · Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon in relation to the classification of stages, considering the forecast based on economic variables. · Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from the initial recognition by using relative and absolute triggers (indicators) that take into account delays and probability of default by product and country. The methodology and assumptions used by Management are detailed in Note 2.3f. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in an active market, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that consider the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as of the fair value hierarchy is disclosed in Note 28. The team in charge of pricing assets follows the governance defined by a committee and regulatory circulars and conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include a discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. p.44 · Maturity term: we consider the maximum contractual period in which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered for calculation of the expected life, including prepayment and rollover options. · Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. · Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon in relation to the classification of stages, considering the forecast based on economic variables. · Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from the initial recognition by using relative and absolute triggers (indicators) that take into account delays and probability of default by product and country. The methodology and assumptions used by Management are detailed in Note 2.3f. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in an active market, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that consider the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as of the fair value hierarchy is disclosed in Note 28. The team in charge of pricing assets follows the governance defined by a committee and regulatory circulars and conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include a discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. p.44

Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary aimed at the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Impairment of goodwill The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2019, 2018 and 2017, we did not identify impairment losses on goodwill.   10.6. Executive officers should describe relevant items that are not evidenced in the issuer’s financial statements, describing:  a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV - Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V - Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. p.45 Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary aimed at the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Impairment of goodwill The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2019, 2018 and 2017, we did not identify impairment losses on goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV - Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V - Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. p.45

b) Other items not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows:     10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I - Quantitative and qualitative description of the investments in progress and expected investments II -Sources of investment financing III -Relevant divestitures in progress and expected divestitures The expected investments and divestments, as well as those for 2019, are described in Item 10.3b. At the end of 2019, we had 4,504 branches and points of service in Brazil and abroad, 436 units less than at the end of 2018, when our service network had 4,940 units. The decrease in the number of physical branches and the increase in the number of digital branches are in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2019 with 196 digital branches in Brazil and launched six digital branches in Latin America. Additionally, we still have a relevant volume of investment in technology in 2019, with the purpose of modernizing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity. Not applicable. c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services p.46 b) Other items not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I - Quantitative and qualitative description of the investments in progress and expected investments II -Sources of investment financing III -Relevant divestitures in progress and expected divestitures The expected investments and divestments, as well as those for 2019, are described in Item 10.3b. At the end of 2019, we had 4,504 branches and points of service in Brazil and abroad, 436 units less than at the end of 2018, when our service network had 4,940 units. The decrease in the number of physical branches and the increase in the number of digital branches are in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2019 with 196 digital branches in Brazil and launched six digital branches in Latin America. Additionally, we still have a relevant volume of investment in technology in 2019, with the purpose of modernizing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity. Not applicable. c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services p.46

III - Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in developing new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2019 are available on our website: www.itau.com.br/investor-relations p.47III - Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in developing new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2019 are available on our website: www.itau.com.br/investor-relations p.47

ATTACHMENT III

ITEMS 12.5 TO 12.10 OF ATTACHMENT 24 OF CVM INSTRUCTION 480/09

With respect to each Member of the Issuer's Board of Directors, which reelection will be proposed by the controlling stockholder, see the following information:

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
Date of birth		10.20.1959	10.13.1954	09.01.1958
Profession		Banker	Engineer	Business administrator
Individual Taxpayer's Registry (CPF) number		551.222.567-72	007.738.228-52	014.414.218-07
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of members (Non-executive member) Chairman of the Nomination and Corporate Governance Committee Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee	Co-chairman of the Board of members (Non-executive member) Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee	Member of the Board of members (Non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee
Board of Directors (11 meetings)	Office held	Member	Member	Member
	Date of election	04.28.2020	04.28.2020	04.28.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	12	12	12
	Percentage of attendances at meetings held (3)	100	90.91	81.82
Compensation Committee (5) (4 meetings)	Office held	Member	Member	
	Date of election	04.30.2020	04.30.2020	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	10	3	
	Percentage of attendances at meetings held (3)	100	100	
Strategy Committee (3 meetings)	Office held	Member	Member	
	Date of election	04.30.2020	04.30.2020	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	11	11	
	Percentage of attendances at meetings held (3)	100	100	
Nomination and Corporate Governance Committee (2 meetings)	Office held	Member		Member
	Date of election	04.30.2020		04.30.2020
	Date of investiture			
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	11		11
	Percentage of attendances at meetings held (3)	100		100
Personnel Committee (3 meetings)	Office held	Member		Member
	Date of election	04.30.2020		04.30.2020
	Date of investiture			
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	11		5
	Percentage of attendances at meetings held (3)	100		100
Capital and Risk Management Committee (11 meetings)	Office held		Member	
	Date of election		04.30.2020	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		11	
	Percentage of attendances at meetings held (3)		90.91	
Social Responsibility Committee (4) (3 meetings)	Office held	Member		Member
	Date of election	04.30.2020		04.30.2020
	Date of investiture			
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	2		2
	Percentage of attendances at meetings held (3)	66.67		100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 10, 2020 were taken into account to calculate the percentage of attendance at meetings held;

(4) The Committee also has the participation of Candido Botelho Bracher and Claudia Politanski as management members;

(5) The Committee also has the participation of Geraldo Carbone as a non-management member.

p.48

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		**ANA LÚCIA DE MATTOS BARRETTO VILLELA**	**FÁBIO COLLETTI BARBOSA**	**FREDERICO TRAJANO INÁCIO RODRIGUES**
Date of birth		10.25.1973	10.03.1954	03.25.1976
Profession		Pedagogic professional	Business administrator	Business administrator
Individual Taxpayer's Registry (CPF) number		066.530.828-06	771.733.258-20	253.929.608-47
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	yes	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Non-executive member)	Member of the Board of Directors (Independent member)	Member of the Board of Directors (Independent member)
		Member of Nomination and Corporate Governance Committee	Member of the Strategy Committee	
		Member of the Personnel Committee	Member of the Personnel Committee	
		Member of the Social Responsibility Committee	Chairman of the Related Parties Committee	
			Member of Nomination and Corporate Governance Committee	
			Member of the Social Responsibility Committee	
Board of Directors (11 meetings)	**Office held**	Member	Member	Member
	Date of election	04.28.2020	04.28.2020	04.28.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	2	5	-
	Percentage of attendances at meetings held (3)	100	100	-
Nomination and Corporate Governance Committee (2 meetings)	**Office held**	Member	Member	
	Date of election	04.30.2020	04.30.2020	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	2	5	
	Percentage of attendances at meetings held (3)	100	100	
Personnel Committee (3 meetings)	**Office held**	Member	Member	
	Date of election	04.30.2020	04.30.2020	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	2	5	
	Percentage of attendances at meetings held (3)	100	100	
Strategy Committee (3 meetings)	**Office held**		Member	
	Date of election		04.30.2020	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		5	
	Percentage of attendances at meetings held (3)		66,67	
Related Parties Committee (7 meetings)	**Office held**		Member	
	Date of election		04.30.2020	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		3	
	Percentage of attendances at meetings held (3)		100	
Social Responsibility Committee (4) (3 meetings)	**Office held**	Member	Member	
	Date of election	04.30.2020	04.30.2020	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	2	2	
	Percentage of attendances at meetings held (3)	100	100	

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 10, 2020 were taken into account to calculate the percentage of attendance at meetings held;

(4) The Committee also has the participation of Candido Botelho Bracher and Claudia Politanski as management members;

p.49

12.5.to 12.8 (with exception to item 12.5 "m")

Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	JOÃO MOREIRA SALLES	JOSÉ GALLÓ
Date of birth		12.19.1952	04.11.1981	09.11.1951
Profession		Economist	Economist	Business administrator
Individual Taxpayer's Registry (CPF) number		101.942.071-53	295.520.008-58	032.767.670-15
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Independent member)	Member of the Board of Directors (Non-executive member)	Member of the Board of Directors (Independent member)
		Member of the Compensation Committee Chairman of the Audit Committee Member of the Related Parties Committee	Member of the Strategy Committee	Member of the Personnel Committee
Board of Directors (11 meetings)	Office held	Member	Member	Member
	Date of election	04.28.2020	04.28.2020	04.28.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	12	3	4
	Percentage of attendances at meetings held (3)	100	90.91	100
Compensation Committee (5) (4 meetings)	Office held	Member		
	Date of election	04.30.2020		
	Date of investiture			
	Term of office	Annual		
	Number of consecutive terms of office (2)	4		
	Percentage of attendances at meetings held (3)	75		
Related Parties Committee (7 meetings)	Office held	Member		
	Date of election	04.30.2020		
	Date of investiture			
	Term of office	Annual		
	Number of consecutive terms of office (2)	7		
	Percentage of attendances at meetings held (3)	100		
Strategy Committee (3 meetings)	Office held		Member	
	Date of election		04.30.2020	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		3	
	Percentage of attendances at meetings held (3)		100	
Personnel Committee (3 meetings)	Office held			Member
	Date of election			04.30.2020
	Date of investiture			
	Term of office			Annual
	Number of consecutive terms of office (2)			4
	Percentage of attendances at meetings held (3)			100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 10, 2020 were taken into account to calculate the percentage of attendance at meetings held;

(4) The Committee also has the participation of Geraldo Carbone as a non-management member.

p.50

12.5.to 12.8 (with exception to item 12.5 "m")

	Name	MARCO AMBROGIO CRESPI BONOMI	PEDRO LUIZ BODIN DE MORAES	RICARDO VILLELA MARINO
	Date of birth	05.06.1956	07.13.1956	01.28.1974
	Profession	Economist	Economist	Engineer
	Individual Taxpayer's Registry (CPF) number	700.536.698-00	548.346.867-87	252.398.288-90
	Elected by the controlling stockholder	yes	yes	yes
	Independent Member (1)	yes	yes	no
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	Member of the Board of Directors (Independent member) Member of the Capital and Risk Management Committee Member of the Nomination and Corporate Governance Committee	Member of the Board of Directors (Independent member) Chairman of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Related Parties Committee	Member of the Board of Directors (Non-executive member) Member of the Strategy Committee
Board of Directors (11 meetings)	Office held	Member	Member	Member
	Date of election	04.28.2020	04.28.2020	04.28.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	3	12	12
	Percentage of attendances at meetings held (3)	81.82	100	81.82
Compensation Committee (5) (4 meetings)	Office held		Member	
	Date of election		04.30.2020	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		10	
	Percentage of attendances at meetings held (3)		100	
Related Parties Committee (7 meetings)	Office held		Member	
	Date of election		04.30.2020	
	Date of investiture			
	Term of office		Annual	
	Number of consecutive terms of office (2)		7	
	Percentage of attendances at meetings held (3)		100	
Capital and Risk Management Committee (11 meetings)	Office held	Member	Member	
	Date of election	04.30.2020	04.30.2020	
	Date of investiture			
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	2	11	
	Percentage of attendances at meetings held (3)	81,82	100	
Nomination and Corporate Governance Committee (2 meetings)	Office held	Member		
	Date of election	04.30.2020		
	Date of investiture			
	Term of office	Annual		
	Number of consecutive terms of office (2)	3		
	Percentage of attendances at meetings held (3)	100		
Strategy Committee (3 meetings)	Office held			Member
	Date of election			04.30.2020
	Date of investiture			
	Term of office			Annual
	Number of consecutive terms of office (2)			10
	Percentage of attendances at meetings held (3)			100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 10, 2020 were taken into account to calculate the percentage of attendance at meetings held;

(4) The Committee also has the participation of Geraldo Carbone as a non-management member.

p.51

With respect to each member of the Issuer's Fiscal Council, whose election and reelection will be proposed by the controlling stockholder and the preferred stockholder (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), information is as follows:

12.5. to 12.8 (with exception to item 12.5 "m")				
Name		JOSÉ CARUSO CRUZ HENRIQUES	ALKIMAR RIBEIRO MOURA	EDUARDO AZEVEDO DO VALLE
Date of birth		12.31.1947	08.09.1941	05.24.1957
Profession		Lawyer	Economist	Engineer
Individual Taxpayer's Registry (CPF) number		372.202.688-15	031.077.288-53	598.809.967-04
Elected by the controlling stockholder		yes	yes	No (nominated by the stockholder named Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent Member		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Fiscal Council	Effective member of the Fiscal Council	Effective member of the Fiscal Council
Fiscal Council (3 meetings)	Office held	Member	Member	Member
	Date of election	04.28.2020	04.28.2020	04.28.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	9 (8)	4	4
	Percentage of attendances at meetings held (3)	100	100	100

Name		REINALDO GUERREIRO	JOÃO COSTA	RENE GUIMARÃES ANDRICH
Date of birth		02.10.1953	08.10.1950	08.04.1971
Profession		Accountant	Economist	Accountant
Individual Taxpayer's Registry (CPF) number		503.946.658-72	476.511.728-68	709.926.659-49
Elected by the controlling stockholder		yes	yes	No (nominated by the stockholder named Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent Member		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Alternate member of the Fiscal Council	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council
Fiscal Council (3 meetings)	Office held	Member	Member	Member
	Date of election	04.28.2020	04.28.2020	04.28.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	3	11	-
	Percentage of attendances at meetings held (3)	-	-	-

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 10, 2020 were taken into account to calculate the percentage of attendance at meetings held;

p.52

With respect to the composition of the Audit Committee(*), information is as follows:

12.5.to 12.8 (with exception to item 12.5 "m")

Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	ANTONIO CARLOS BARBOSA DE OLIVEIRA	ANTONIO FRANCISCO DE LIMA NETO
Date of birth		12.19.1952	06.13.1951	06.13.1965
Profession		Economist	Mechanical engineer	Economist
Individual Taxpayer's Registry (CPF) number		101.942.071-53	528.154.718-68	231.877.943-00
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (independent member) Chairman of the Audit Committee Member of the Related Parties Committee Member of the Compensation Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee (38 meetings)	**Office held**	Member	Member	Member
	Date of election	04.30.2020	04.30.2020	04.30.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	3	2	5
	Percentage of attendances at meetings held (3)	97.37	94.74	100

Name		DIEGO FRESCO GUTIERREZ	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	ROGÉRIO PAULO CALDERÓN PERES
Date of birth		01.24.1970	06.23.1959	02.02.1962
Profession		Accountant	Economist	Business administrator
Individual Taxpayer's Registry (CPF) number		214.970.328-90	036.221.618-50	035.248.608-26
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee (38 meetings)	**Office held**	Member	Member	Member
	Date of election	04.30.2020	04.30.2020	04.30.2020
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	6	4
	Percentage of attendances at meetings held (3)	100	92.11	100

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;;

(3) The meetings held from the date of the members' investiture until February 10, 2020 were taken into account to calculate the percentage of attendance at meetings held;

(4) All members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months (i) an officer of Itaú Unibanco or its controlled and affiliated companies; (ii) an employee of Itaú Unibanco or its controlled and affiliated companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliated companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliated companies; (v) a controlling stockholder of Itaú Unibanco or its controlled and affiliated companies; or (vi) a natural person, holder of a direct or indirect interest of over 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliated companies;

(*) The bank strictly follows/complies with the rules set forth by CMN Resolution No. 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members.

p.53

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		ALEKSANDRO BROEDEL	ALFREDO EGYDIO SETUBAL	ÁLVARO FELIPE RIZZI RODRIGUES
Date of birth		10.05.1974	09.01.1958	03.28.1977
Profession		Accountant	Business administrator	Lawyer
Individual Taxpayer's Registry (CPF) number		031.212.717-09	014.414.218-07	166.644.028-07
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Disclosure and Trading Committee	Member of the Board of Directors (Non-executive member)	Member of the Disclosure and Trading Committee
		Executive Officer	Member of the Disclosure and Trading Committee	Officer
		Investor Relations Officer	Member of the Nomination and Corporate Governance Committee	
			Member of the Personnel Committee	
			Chairman of the Social Responsibility Committee	
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	7	12	6
	Percentage of attendances at meetings held (7)	100	75	50

Name		CARLOS HENRIQUE DONEGÁ AIDAR	EDUARDO QUEIROZ TRACANELLA	MILTON MALUHY FILHO
Date of birth		10.19.1965	10.01.1974	06.08.1976
Profession		Economist	Publicist	Business administrator
Individual Taxpayer's Registry (CPF) number		076.630.558-96	272.985.178-05	252.026.488-80
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
				Director Vice-President
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	6	2	2
	Percentage of attendances at meetings held (7)	100	100	75

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and investiture formally established for this Committee (non -statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;

(7) The meetings held from April 15, 2019 to January 27, 2020 were taken into account to calculate the percentage of attendance at meetings held.

p.54

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		RENATO LULIA JACOB		
Date of birth		10.05.1974		
Profession		Civil engineer		
Individual Taxpayer's Registry (CPF) number		118.058.578-00		
Elected by the controlling stockholder		Not applicable		
Independent Member (1)		Not applicable		
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no		
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee		
Disclosure and Trading Committee (4 meetings)	Office held	Member		
	Date of election (5)	Not applicable		
	Date of investiture (5)	Not applicable		
	Term of office	Annual		
	Number of consecutive terms of office (6)	2		
	Percentage of attendances at meetings held (7)	100		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;
(5) There is no election and investiture formally established for this Committee (non-statutory);
(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;
(7) The meetings held from April 15, 2019 to January 27, 2020 were taken into account to calculate the percentage of attendance at meetings held.

p.55

With respect to each member, see below information about item 12.5 m : I – main professional experience for the past five years, indicating: • Company's name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer's economic group or (ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II - All management positions they hold in other companies or third sector organizations. BOARD OF DIRECTORS Pedro Moreira Salles (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009).He has held several positions within the Itaú Unibanco Group including CEO (2004 to 2008). Mr. Salles has also been a Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008. He has also been a Chairman since 2018; Member of the Board of Directors (2008 to 2015) and CEO (2015 to 2018) at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman (2008 to 2012). He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (2009 to 2012), as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to 2009) and as Member of the Board of Directors of Totvs S.A. (2010 to 2017). Mr. Salles has also been the Chairman of the Steering Committee of the since 2017. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University, both in the United States. Roberto Egydio Setubal (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions within the Itaú Unibanco Group including Senior Vice President (“Diretor Geral”) (1990 to 1994). Mr. Setubal has been a Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since 2017. He has served as Vice President since 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015, he has been a Co-chairman of the WEF (World Economic Forum). He has also been a member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since 2016. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil and a Master’s degree in Science Engineering from Stanford University, United States. Alfredo Egydio Setubal (non-executive Member) has been a Member of the Board of Directors since 2007. He has held several positions within the Itaú Unibanco Group including Vice President (1996 to 2015); Investor Relations Officer (1995 to 2015); Executive Officer (1993 to 1996) and Managing Officer (1988 and 1993). Mr. Setubal has also served as CEO and Investment Relations Officer since 2015; Vice Chairman of the Board of Directors since 2008; Member of the Disclosure and Trading Committee since 2009 and Coordinator since 2015; Member of the Investment Policies Committee (2008 to 2011); Coordinator of the Investments Committee and Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017 at Itaúsa – Investimentos Itaú S.A. Mr. Setubal has also served as Member of the Board of Directors at Associação Brasileira das Companhias Abertas (ABRASCA) (Brazilian Association of Listed Capital Companies)(1999 to 2017); and has been Financial Officer of Museu de Arte Moderna de São Paulo (MAM) (São Paulo Museum of Modern Art) since 1992; Vice Chairman of the Board of Directors at Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation) since 2017 (and Member since 2009); and Chairman of the Decision-Making Council at Museu de Arte de São Paulo (MASP) (São Paulo Art Museum) since 2018. He holds a Bachelor’s and postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France). Ana Lúcia de Mattos Barretto Villela (non-executive Member) has been a Member of the Board of Directors since 2018. She was Member of the Board of Directors at the Itaú Unibanco Group (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa – Investimentos Itaú S.A. since 2017; Member of the p.56  With respect to each member, see below information about item 12.5 m : I – main professional experience for the past five years, indicating: • Company's name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer's economic group or (ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II - All management positions they hold in other companies or third sector organizations. BOARD OF DIRECTORS Pedro Moreira Salles (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009).He has held several positions within the Itaú Unibanco Group including CEO (2004 to 2008). Mr. Salles has also been a Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008. He has also been a Chairman since 2018; Member of the Board of Directors (2008 to 2015) and CEO (2015 to 2018) at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman (2008 to 2012). He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (2009 to 2012), as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to 2009) and as Member of the Board of Directors of Totvs S.A. (2010 to 2017). Mr. Salles has also been the Chairman of the Steering Committee of the since 2017. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University, both in the United States. Roberto Egydio Setubal (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions within the Itaú Unibanco Group including Senior Vice President (“Diretor Geral”) (1990 to 1994). Mr. Setubal has been a Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since 2017. He has served as Vice President since 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015, he has been a Co-chairman of the WEF (World Economic Forum). He has also been a member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since 2016. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil and a Master’s degree in Science Engineering from Stanford University, United States. Alfredo Egydio Setubal (non-executive Member) has been a Member of the Board of Directors since 2007. He has held several positions within the Itaú Unibanco Group including Vice President (1996 to 2015); Investor Relations Officer (1995 to 2015); Executive Officer (1993 to 1996) and Managing Officer (1988 and 1993). Mr. Setubal has also served as CEO and Investment Relations Officer since 2015; Vice Chairman of the Board of Directors since 2008; Member of the Disclosure and Trading Committee since 2009 and Coordinator since 2015; Member of the Investment Policies Committee (2008 to 2011); Coordinator of the Investments Committee and Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017 at Itaúsa – Investimentos Itaú S.A. Mr. Setubal has also served as Member of the Board of Directors at Associação Brasileira das Companhias Abertas (ABRASCA) (Brazilian Association of Listed Capital Companies)(1999 to 2017); and has been Financial Officer of Museu de Arte Moderna de São Paulo (MAM) (São Paulo Museum of Modern Art) since 1992; Vice Chairman of the Board of Directors at Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation) since 2017 (and Member since 2009); and Chairman of the Decision-Making Council at Museu de Arte de São Paulo (MASP) (São Paulo Art Museum) since 2018. He holds a Bachelor’s and postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France). Ana Lúcia de Mattos Barretto Villela (non-executive Member) has been a Member of the Board of Directors since 2018. She was Member of the Board of Directors at the Itaú Unibanco Group (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa – Investimentos Itaú S.A. since 2017; Member of the p.56

Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017); and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with a minor in School Administration from the Pontificia Universidade Católica de São Paulo (PUC-SP); a Master’s degree in Educational Psychology from the Pontificia Universidade Católica de São Paulo (PUC-SP); Graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors since 2015. He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; Member of the Board of Directors of Cia. Hering since 2017; and Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors at Fundação OSESP (São Paulo Orchestra) (2012 to 2019), and is presently a Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008 (Chairman since 2015); Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. Frederico Trajano Inácio Rodrigues (Independent Member). He has been Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was a Sales and Marketing Executive Officer, a Commercial Officer, and took charge of the Marketing Office. He started his career in 2000, being responsible for the E- Commerce. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A., since 2005. He worked in the retail and consumer goods industries at Deutsche Bank Securities (1998 to 1999) and in the technology, internet and telecommunication industries at Westsphere Equity Investors (1999 to 2000). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course in Finance at University of California – Berkeley. Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors since 2006 and President of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003, and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília and a PhD in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. João Moreira Salles (non-executive Member) has been a Member of the Board of Directors since 2017. He is an Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and held the position of Member of the Board of Directors (2015 to 2018). He has also been on the Board of XP Investimentos S.A. since 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) through his role in the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he was an Investment Banker at J. P. Morgan Chase, in New York (2011 to 2013). He holds a Bachelor’s degree in Economics from INSPER, a Master’s degree in Economics from Columbia University, GSAS, a Master’s degree in Finance from Columbia University, GSB, and a PhD in Economic Theory from the Universidade de São Paulo (FEA-USP). p.57  Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017); and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with a minor in School Administration from the Pontificia Universidade Católica de São Paulo (PUC-SP); a Master’s degree in Educational Psychology from the Pontificia Universidade Católica de São Paulo (PUC-SP); Graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors since 2015. He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; Member of the Board of Directors of Cia. Hering since 2017; and Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors at Fundação OSESP (São Paulo Orchestra) (2012 to 2019), and is presently a Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008 (Chairman since 2015); Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. Frederico Trajano Inácio Rodrigues (Independent Member). He has been Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was a Sales and Marketing Executive Officer, a Commercial Officer, and took charge of the Marketing Office. He started his career in 2000, being responsible for the E- Commerce. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A., since 2005. He worked in the retail and consumer goods industries at Deutsche Bank Securities (1998 to 1999) and in the technology, internet and telecommunication industries at Westsphere Equity Investors (1999 to 2000). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course in Finance at University of California – Berkeley. Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors since 2006 and President of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003, and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília and a PhD in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. João Moreira Salles (non-executive Member) has been a Member of the Board of Directors since 2017. He is an Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and held the position of Member of the Board of Directors (2015 to 2018). He has also been on the Board of XP Investimentos S.A. since 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) through his role in the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he was an Investment Banker at J. P. Morgan Chase, in New York (2011 to 2013). He holds a Bachelor’s degree in Economics from INSPER, a Master’s degree in Economics from Columbia University, GSAS, a Master’s degree in Finance from Columbia University, GSB, and a PhD in Economic Theory from the Universidade de São Paulo (FEA-USP). p.57

José Galló (Independent Member) has been a Member of the Board of Directors since 2016. Mr. Galló is currently Chairman of the Board of Directors at Lojas Renner; Member of the Board of Directors since 1998, having held the position of Chairman of this Board between 1999 and 2005, and is currently Chairman of the Strategic Committee and member of the Sustainability Committee. He was Superintendent of Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. He has over 30 years of experience in retailing, having been a member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a member of the Board of Directors of Localiza Rent a Car S.A. since 2010, having been elected Vice Chairman of this Board in 2019; Member of the Board of Directors of Ultrapar Participações S.A. since 2019. He was a member of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which are related to Lojas Renner S.A. He was also a member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). He is currently an ambassador of Endeavor Brazil in Rio Grande do Sul and Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors since 2017. He has held several positions within the Itaú Unibanco Group since 1998 including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was a Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at New York University. Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors since 2009. He was Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer (1991 to 1992) at the Banco Central do Brasil (1990 to 1991) and as Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). Ricardo Villela Marino (non-executive Member) has been a Member of the Board of Directors since 2008 and Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions within the Itaú Unibanco Group since 2004 including Vice President (2010 to 2018).He has also been an Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S. FISCAL COUNCIL José Caruso Cruz Henriques (Member) has been an Member of the Fiscal Council since 2011, and Chairman of this Board since 2017. He has held several positions within the Itaú Unibanco Group including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Alkimar Ribeiro Moura (Member) has been an Member of the Fiscal Council since 2016. He has held several positions within the Itaú Unibanco Group including Member of the Audit Committee (2010 to 2015). Mr. Moura is a Retired Economics Professor at the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017), and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados (Cetip S.A. – Organized Markets). p.58  José Galló (Independent Member) has been a Member of the Board of Directors since 2016. Mr. Galló is currently Chairman of the Board of Directors at Lojas Renner; Member of the Board of Directors since 1998, having held the position of Chairman of this Board between 1999 and 2005, and is currently Chairman of the Strategic Committee and member of the Sustainability Committee. He was Superintendent of Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. He has over 30 years of experience in retailing, having been a member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a member of the Board of Directors of Localiza Rent a Car S.A. since 2010, having been elected Vice Chairman of this Board in 2019; Member of the Board of Directors of Ultrapar Participações S.A. since 2019. He was a member of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which are related to Lojas Renner S.A. He was also a member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). He is currently an ambassador of Endeavor Brazil in Rio Grande do Sul and Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors since 2017. He has held several positions within the Itaú Unibanco Group since 1998 including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was a Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at New York University. Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors since 2009. He was Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer (1991 to 1992) at the Banco Central do Brasil (1990 to 1991) and as Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). Ricardo Villela Marino (non-executive Member) has been a Member of the Board of Directors since 2008 and Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions within the Itaú Unibanco Group since 2004 including Vice President (2010 to 2018).He has also been an Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S. FISCAL COUNCIL José Caruso Cruz Henriques (Member) has been an Member of the Fiscal Council since 2011, and Chairman of this Board since 2017. He has held several positions within the Itaú Unibanco Group including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Alkimar Ribeiro Moura (Member) has been an Member of the Fiscal Council since 2016. He has held several positions within the Itaú Unibanco Group including Member of the Audit Committee (2010 to 2015). Mr. Moura is a Retired Economics Professor at the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017), and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados (Cetip S.A. – Organized Markets). p.58

Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions within the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Brazil, a Master’s degree from the University of California, Berkeley, and a PhD in Applied Economics from Stanford University, California. Eduardo Azevedo do Valle (Member) has been an Member of the Fiscal Council since 2016. He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018, and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participações do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logística Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer at White Martins Gases Industriais S.A. (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998); Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010); and Officer at the Brazilian Metal Tubes and Accessories Industry Association (Associação Brasileira da Indústria de Tubos e Acessórios de Metal)(ABITAM) (2010 to 2012). He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002). He holds a Bachelor’s degree in Business Administration from Universidade Federal do Rio de Janeiro (UERJ); a Bachelor’s degree in Electrical Engineering from IME; an MBA in Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuel Institute (IBP); IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members; NACD (National Association of Corporate Directors), U.S.: NACD Governance Fellow. Reinaldo Guerreiro (Member) has been an Alternate Member of the Fiscal Council since 2017. He has been a Member of the Board of Directors since 2016; Member of the Risk and Finance Committee of Petrobras Distribuidora S.A. since 2016; Member of the Strategic Committee of Petróleo Brasileiro S.A. since 2016; Member of the Board of Directors of Cia. de Saneamento Básico do Estado de São Paulo – SABESP (Basic Sanitation Company of the State of São Paulo) since 2007 and Independent Member of the Audit Committee (2007 to 2017); Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro works as Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation). He is Full Professor and Congregation Member of the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP), having been Head of the Accounting Department in two terms of office, Principal (2010 to 2014), and is currently Vice Head of the Accounting and Actuarial Department. He holds a Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP); a Master’s degree in Accounting from FEA-USP; a Ph.D. in Controllership and Accounting from FEA-USP; a Habilitation degree (“livre-docência”) in Controllership and Accounting from FEA-USP. João Costa (Member) has been an Alternate Member of the Fiscal since 2009. He has held several positions within the Itaú Unibanco Group including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa – Investimentos Itaú S.A. since 2009. He was an Effective Member of the Fiscal Council of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz - São Paulo, Brazil; Continuing education in Business Administration from the School of Economics and Business Administration of the Universidade de São Paulo (FEA-USP); Management Program for Executives, University of Pittsburgh. Rene Guimarães Andrich (member). He is a member of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee of Hospital de Clínicas de Porto Alegre (HCPA). He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit Courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Paraná Auditores; Senior Auditor at Spaipa S.A. Indústria Brasileira de Bebidas; and Senior Auditor at Ernst & Young. p.59  Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions within the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Brazil, a Master’s degree from the University of California, Berkeley, and a PhD in Applied Economics from Stanford University, California. Eduardo Azevedo do Valle (Member) has been an Member of the Fiscal Council since 2016. He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018, and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participações do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logística Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer at White Martins Gases Industriais S.A. (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998); Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010); and Officer at the Brazilian Metal Tubes and Accessories Industry Association (Associação Brasileira da Indústria de Tubos e Acessórios de Metal)(ABITAM) (2010 to 2012). He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002). He holds a Bachelor’s degree in Business Administration from Universidade Federal do Rio de Janeiro (UERJ); a Bachelor’s degree in Electrical Engineering from IME; an MBA in Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuel Institute (IBP); IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members; NACD (National Association of Corporate Directors), U.S.: NACD Governance Fellow. Reinaldo Guerreiro (Member) has been an Alternate Member of the Fiscal Council since 2017. He has been a Member of the Board of Directors since 2016; Member of the Risk and Finance Committee of Petrobras Distribuidora S.A. since 2016; Member of the Strategic Committee of Petróleo Brasileiro S.A. since 2016; Member of the Board of Directors of Cia. de Saneamento Básico do Estado de São Paulo – SABESP (Basic Sanitation Company of the State of São Paulo) since 2007 and Independent Member of the Audit Committee (2007 to 2017); Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro works as Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation). He is Full Professor and Congregation Member of the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP), having been Head of the Accounting Department in two terms of office, Principal (2010 to 2014), and is currently Vice Head of the Accounting and Actuarial Department. He holds a Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP); a Master’s degree in Accounting from FEA-USP; a Ph.D. in Controllership and Accounting from FEA-USP; a Habilitation degree (“livre-docência”) in Controllership and Accounting from FEA-USP. João Costa (Member) has been an Alternate Member of the Fiscal since 2009. He has held several positions within the Itaú Unibanco Group including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa – Investimentos Itaú S.A. since 2009. He was an Effective Member of the Fiscal Council of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz - São Paulo, Brazil; Continuing education in Business Administration from the School of Economics and Business Administration of the Universidade de São Paulo (FEA-USP); Management Program for Executives, University of Pittsburgh. Rene Guimarães Andrich (member). He is a member of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee of Hospital de Clínicas de Porto Alegre (HCPA). He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit Courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Paraná Auditores; Senior Auditor at Spaipa S.A. Indústria Brasileira de Bebidas; and Senior Auditor at Ernst & Young. p.59

He holds certifications with CCIe – Certification for Board Members (IBGC); CRMA – Certified Risk Management Assurance (The IIA); CIA – Certified Internal Auditor (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and with the Regional Accounting Council (CRC). He holds a Bachelor’s degree in Management from Pontifícia Universidade Católica do Paraná, a postgraduate degree in Controllership from Fundação Getúlio Vargas and a Bachelor’s degree in Accounting from FAE Business School. AUDIT COMMITTEE The résumé of Mr. Gustavo Jorge Laboissière Loyola (Member of the Board of Directors) is detailed above, in the Board of Directors item. Antonio Carlos Barbosa de Oliveira (Independent Member) has been an Independent Member of the Audit Committee since 2018. He has held several positions within Itaú Unibanco Group since 1981 including Vice President (2003 to April 2010). He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural. He is a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA)(1994 to 2001); Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (Institute of Advanced Studies of the University of São Paulo) since 1994. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP) in 1974, a Master of Science degree in Management from the Massachusetts Institute of Technology (MIT) in 1977 and a Master of Astronomy degree from James Cook University in 2012. Antonio Francisco de Lima Neto (Independent Member) has been an Independent Member of the Audit Committee since 2015. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018. He was President of Banco Fibra S.A. (2009 to 2013) and held several positions in Banco do Brasil S.A. including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000); and Regional Superintendent of Belo Horizonte (1997 to 1999). Mr. Lima served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (FEBRABAN); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil; and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil. He holds a Master’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa. Mr. Lima also holds a postgraduate degree, Lato Sensu, in Marketing from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and MBA in Training for Executives from the Fundação Dom Cabral. He also holds a Bachelor’s degree in Economics from the Universidade Federal de Pernambuco. Diego Fresco Gutierrez (Independent Member and Financial Expert) has been an Independent Member of the Audit Committee since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018 as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018. He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance internal and external audit issues. Mr. Gutierrez was a partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements. He holds a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay. Mr. Gutierrez has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he also is a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa. Maria Helena dos Santos Fernandes de Santana (Independent Member) has been an Independent Member of the Audit Committee since 2014. She has been serving as a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) since 2016, a Member of the Board of Directors and Coordinator of the Personnel, Nomination and Corporate Governance Committee of Oi S.A. since April 2018, and a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. since 2019. She also worked as Chairwoman of the Audit Committee of XP Investimentos S.A. from 2018 to 2019. p.60  He holds certifications with CCIe – Certification for Board Members (IBGC); CRMA – Certified Risk Management Assurance (The IIA); CIA – Certified Internal Auditor (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and with the Regional Accounting Council (CRC). He holds a Bachelor’s degree in Management from Pontifícia Universidade Católica do Paraná, a postgraduate degree in Controllership from Fundação Getúlio Vargas and a Bachelor’s degree in Accounting from FAE Business School. AUDIT COMMITTEE The résumé of Mr. Gustavo Jorge Laboissière Loyola (Member of the Board of Directors) is detailed above, in the Board of Directors item. Antonio Carlos Barbosa de Oliveira (Independent Member) has been an Independent Member of the Audit Committee since 2018. He has held several positions within Itaú Unibanco Group since 1981 including Vice President (2003 to April 2010). He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural. He is a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA)(1994 to 2001); Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (Institute of Advanced Studies of the University of São Paulo) since 1994. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP) in 1974, a Master of Science degree in Management from the Massachusetts Institute of Technology (MIT) in 1977 and a Master of Astronomy degree from James Cook University in 2012. Antonio Francisco de Lima Neto (Independent Member) has been an Independent Member of the Audit Committee since 2015. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018. He was President of Banco Fibra S.A. (2009 to 2013) and held several positions in Banco do Brasil S.A. including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000); and Regional Superintendent of Belo Horizonte (1997 to 1999). Mr. Lima served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (FEBRABAN); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil; and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil. He holds a Master’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa. Mr. Lima also holds a postgraduate degree, Lato Sensu, in Marketing from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and MBA in Training for Executives from the Fundação Dom Cabral. He also holds a Bachelor’s degree in Economics from the Universidade Federal de Pernambuco. Diego Fresco Gutierrez (Independent Member and Financial Expert) has been an Independent Member of the Audit Committee since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018 as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018. He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance internal and external audit issues. Mr. Gutierrez was a partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements. He holds a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay. Mr. Gutierrez has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he also is a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa. Maria Helena dos Santos Fernandes de Santana (Independent Member) has been an Independent Member of the Audit Committee since 2014. She has been serving as a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) since 2016, a Member of the Board of Directors and Coordinator of the Personnel, Nomination and Corporate Governance Committee of Oi S.A. since April 2018, and a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. since 2019. She also worked as Chairwoman of the Audit Committee of XP Investimentos S.A. from 2018 to 2019. p.60

Ms. Santana was a Member of the Board of Trustees of IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. (2013 to 2017); Member of the Board of Directors of CPFL Energia S.A. (2013 to 2015); and Chairman (2007 to 2012); and Officer (2006 to 2007) of the Comissão de Valores Mobiliários (CVM). She worked for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006) initially in the Special Projects department and then as Executive Superintendent of Relationships with Companies (2000 to 2006). In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the New Market and was responsible for its implementation. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006); Chairman of the Executive Committee of Organização Internacional das Comissões de Valores (IOSCO) (2010 to 2012); and a Member of the Latin- American Roundtable on Corporate Governance (OECD/WB Group) since 2000. She holds a Bachelor’s degree in Economics from the School of Economics and Business Administration (FEA) of the Universidade de São Paulo (USP). Rogério Paulo Calderón Peres (Independent Member) has been an Independent Member of the Audit Committee since 2016.He has held several positions within the Itaú Unibanco Group including Executive Officer (2007 to 2009) and Officer (2009 to 2014). He is also a Member of the Audit Committee of B3 S.A. – Brasil, Bolsa, Balcão and a Member of the Boards of Directors of Alupar S.A., Via Varejo S.A. and Qualicorp S.A. He also was a CFO for Latin America, a Member of the Financial Management Council and a Member of the Administrative Committee for Latin America at the HSBC Group (2014 to 2016). Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A.; Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil. He was also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and in Accounting from Paulo Eiró Foundation, São Paulo. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada, Case Studies in consumer and retail companies. Center for Executive Development Faculty at Princeton University, Business Strategy and Organization. Continuing Education Management and Professional Training, Arundel, England. Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States. DISCLOSURE AND TRADING COMMITTEE The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item. Alexsandro Broedel (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2017, an Executive Officer at the Itaú Unibanco Group since 2015 and Investor Relations Officer since 2017. He has held several positions within the Itaú Unibanco Group including Officer (2012 to 2015). Mr. Broedel has been Full Professor of Accounting and Finance at Universidade de São Paulo (USP) since 2002, teaching in graduate, master and postgraduate programs, and was a Commissioner (2010 to 2012) at the Comissão de Valores Mobiliários (CVM). He was a Consultant (2008 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and a Member of the Audit Committee (2012) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão). Mr. Broedel also was a Member of the Board of Directors of CETIP S.A. – Mercados Organizados (CETIP S.A. – Organized Markets) (2013 to 2017); Member of International Integrated Reporting Committee (IIRC) (2014 to 2019); Member of the International Accounting Standards Board (IASB) since 2010; Member of the Board of Directors of IRB Brasil Resseguros since 2015. He is also Full Professor at FEA-USP and was Professor (2001 to 2002) at EAESP-FGV; Professor (2005) at Manchester Business School; and Visiting professor at London School of Economics. He holds a Bachelor’s degree in Accounting from the Universidade de São Paulo (USP), PhD in Controllership and Accounting from the Universidade de São Paulo (USP), PhD in Accounting and Finance from Manchester Business School and Bachelor’s degree in Law from the Universidade de São Paulo (USP). p.61  Ms. Santana was a Member of the Board of Trustees of IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. (2013 to 2017); Member of the Board of Directors of CPFL Energia S.A. (2013 to 2015); and Chairman (2007 to 2012); and Officer (2006 to 2007) of the Comissão de Valores Mobiliários (CVM). She worked for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006) initially in the Special Projects department and then as Executive Superintendent of Relationships with Companies (2000 to 2006). In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the New Market and was responsible for its implementation. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006); Chairman of the Executive Committee of Organização Internacional das Comissões de Valores (IOSCO) (2010 to 2012); and a Member of the Latin- American Roundtable on Corporate Governance (OECD/WB Group) since 2000. She holds a Bachelor’s degree in Economics from the School of Economics and Business Administration (FEA) of the Universidade de São Paulo (USP). Rogério Paulo Calderón Peres (Independent Member) has been an Independent Member of the Audit Committee since 2016.He has held several positions within the Itaú Unibanco Group including Executive Officer (2007 to 2009) and Officer (2009 to 2014). He is also a Member of the Audit Committee of B3 S.A. – Brasil, Bolsa, Balcão and a Member of the Boards of Directors of Alupar S.A., Via Varejo S.A. and Qualicorp S.A. He also was a CFO for Latin America, a Member of the Financial Management Council and a Member of the Administrative Committee for Latin America at the HSBC Group (2014 to 2016). Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A.; Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil. He was also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and in Accounting from Paulo Eiró Foundation, São Paulo. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada, Case Studies in consumer and retail companies. Center for Executive Development Faculty at Princeton University, Business Strategy and Organization. Continuing Education Management and Professional Training, Arundel, England. Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States. DISCLOSURE AND TRADING COMMITTEE The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item. Alexsandro Broedel (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2017, an Executive Officer at the Itaú Unibanco Group since 2015 and Investor Relations Officer since 2017. He has held several positions within the Itaú Unibanco Group including Officer (2012 to 2015). Mr. Broedel has been Full Professor of Accounting and Finance at Universidade de São Paulo (USP) since 2002, teaching in graduate, master and postgraduate programs, and was a Commissioner (2010 to 2012) at the Comissão de Valores Mobiliários (CVM). He was a Consultant (2008 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and a Member of the Audit Committee (2012) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão). Mr. Broedel also was a Member of the Board of Directors of CETIP S.A. – Mercados Organizados (CETIP S.A. – Organized Markets) (2013 to 2017); Member of International Integrated Reporting Committee (IIRC) (2014 to 2019); Member of the International Accounting Standards Board (IASB) since 2010; Member of the Board of Directors of IRB Brasil Resseguros since 2015. He is also Full Professor at FEA-USP and was Professor (2001 to 2002) at EAESP-FGV; Professor (2005) at Manchester Business School; and Visiting professor at London School of Economics. He holds a Bachelor’s degree in Accounting from the Universidade de São Paulo (USP), PhD in Controllership and Accounting from the Universidade de São Paulo (USP), PhD in Accounting and Finance from Manchester Business School and Bachelor’s degree in Law from the Universidade de São Paulo (USP). p.61

Álvaro Felipe Rizzi Rodrigues (Officer) has been a partner under our Partnership Program for Officers and Employees since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Legal M&A (Mergers and Acquisitions), Antitrust, Corporate and Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property, as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan businesses). He started his career at the Itaú Unibanco Group in 2005 previously served as a Manager and a Supervisor (2005 to 2014). He has also served in the Corporate and Contracts departments (1998 to 2005) of Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Law School of the University of São Paulo (USP). He also attended a Specialization course in Corporate Law at the Pontifical Catholic University of São Paulo (PUC-SP) and holds a Master’s degree (“Master of Laws” – L.L.M.) from Columbia University Law School in New York, U.S. Carlos Henrique Donegá Aidar (Member) has been a Member of the Disclosure and Trading Committee since 2015. He has held several positions within the Itaú Unibanco Group including Officer since 2008.   Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the individual and consolidated financial statements of the Conglomerate; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units; and accounting policies of the Conglomerate. He started his career at the Itaú Unibanco Group in 1986, working as Controllership Officer (2008 to 2014), when he was in charge of the Financial Planning and Managerial Control Office, being responsible for the Conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the Conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the Conglomerate, providing support to the Conglomerate’s cost system management, and analysis and submission of results to the executive committees.  He holds a Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado and a Postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Eduardo Queiroz Tracanella (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Officer since 2018. He joined the Itaú Unibanco Group in 2003, and worked as Electronic Channel Marketing Manager (2003 to 2005), Advertising and Promotions Manager (2005 to 2007), Retail Marketing Superintendent (2007 to 2009), Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor's degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Nova Lima, Brazil. Milton Maluhy (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions within the Itaú Unibanco Group including CEO of Itaú CorpBanca (Chile) (2016 to 2018) in charge of the merger of two banks, CorpBanca and Banco Itaú Chile. He started his career at the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Renato Lulia Jacob (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Chief Executive Officer of Itau BBA International plc (Lisbon, Portugal) since 2016, Member of the Board of Directors since 2015 and Member of the Executive Committee. He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and was also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), Brazil and an extension course in Advance Management Program from the Wharton – University of Pennsylvania (Philadelphia, U.S.). COMPENSATION COMMITTEE The résumés of Roberto Egydio Setubal, Gustavo Jorge Laboissière Loyola, Pedro Luiz Bodin de Moraes and Pedro Moreira Salles (Members of the Board of Directors) are detailed above, in the Board of Directors item. Geraldo José Carbone (non-management Member) has been a Member of the Compensation Committee since 2019. He has held several positions within the Itaú Unibanco Group including Director Vice-President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. p.62  Álvaro Felipe Rizzi Rodrigues (Officer) has been a partner under our Partnership Program for Officers and Employees since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Legal M&A (Mergers and Acquisitions), Antitrust, Corporate and Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property, as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan businesses). He started his career at the Itaú Unibanco Group in 2005 previously served as a Manager and a Supervisor (2005 to 2014). He has also served in the Corporate and Contracts departments (1998 to 2005) of Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Law School of the University of São Paulo (USP). He also attended a Specialization course in Corporate Law at the Pontifical Catholic University of São Paulo (PUC-SP) and holds a Master’s degree (“Master of Laws” – L.L.M.) from Columbia University Law School in New York, U.S. Carlos Henrique Donegá Aidar (Member) has been a Member of the Disclosure and Trading Committee since 2015. He has held several positions within the Itaú Unibanco Group including Officer since 2008. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the individual and consolidated financial statements of the Conglomerate; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units; and accounting policies of the Conglomerate. He started his career at the Itaú Unibanco Group in 1986, working as Controllership Officer (2008 to 2014), when he was in charge of the Financial Planning and Managerial Control Office, being responsible for the Conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the Conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the Conglomerate, providing support to the Conglomerate’s cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado and a Postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Eduardo Queiroz Tracanella (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Officer since 2018. He joined the Itaú Unibanco Group in 2003, and worked as Electronic Channel Marketing Manager (2003 to 2005), Advertising and Promotions Manager (2005 to 2007), Retail Marketing Superintendent (2007 to 2009), Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor's degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Nova Lima, Brazil. Milton Maluhy (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions within the Itaú Unibanco Group including CEO of Itaú CorpBanca (Chile) (2016 to 2018) in charge of the merger of two banks, CorpBanca and Banco Itaú Chile. He started his career at the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Renato Lulia Jacob (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Chief Executive Officer of Itau BBA International plc (Lisbon, Portugal) since 2016, Member of the Board of Directors since 2015 and Member of the Executive Committee. He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and was also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), Brazil and an extension course in Advance Management Program from the Wharton – University of Pennsylvania (Philadelphia, U.S.). COMPENSATION COMMITTEE The résumés of Roberto Egydio Setubal, Gustavo Jorge Laboissière Loyola, Pedro Luiz Bodin de Moraes and Pedro Moreira Salles (Members of the Board of Directors) are detailed above, in the Board of Directors item. Geraldo José Carbone (non-management Member) has been a Member of the Compensation Committee since 2019. He has held several positions within the Itaú Unibanco Group including Director Vice-President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. p.62

Mr. Carbone was CEO (1997 a 2006), Vice-Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston, and was Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor's degree in Economics from the Universidade de São Paulo, São Paulo, Brazil.

SOCIAL RESPONSIBILITY COMMITTEE

The résumés of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa and Pedro Moreira Salles (Members of the Board of Directors) are detailed above, in the Board of Directors item.

Candido Botelho Bracher (CEO) has been a partner under our Partnership Program for Officers and Employees since 2010 and CEO of the Itaú Unibanco Group since 2017. He has held several positions within the Itaú Unibanco Group including Wholesale Banking General (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005); a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.
Claudia Politanski (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2007 and a Vice President at the Itaú Unibanco Group since 2013 and currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor's Degree in Law from the Universidade de São Paulo (USP), a LL.M. Degree from the University of Virginia and MBA from the Fundação Dom Cabral.

Company's name	Company's activity sector	Company is part of (i) the Issuer's economic group	Company is part of (ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Company is part of Other companies or third sector organizations
A5 Solutions Telecomunicações	Communication			x
Associacion de Bancos de la Argentina (ABA)	Bank association			x
Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM – Brazilian Metal Tubes and Accessories Industry Association)	Trade association of Brazilian manufacturers of steel pipes			x
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Cabo Frio Airport	Airport			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Alfa Clube de Seguros (Alfa Insurance Club)	Private association			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alupar S.A.	Holding			x
Apolo Tubulars S.A.	Production of steel pipes for the oil and gas industry			x
Asco Participações do Brasil	Port and logistics support to oil exploration and production			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Alfa S.A.	Multiple-service banking, with commercial portfolio			x

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Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco Citibank S.A.	Multiple-service banking, with commercial portfolio			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Fibra S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Previdência – Fundo de Pensão Banco do Brasil	Private pension			x
BB Securities Limited	Holding company			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Management of organized securities markets			x
Brasco Logística Offshore	Port and logistics support to oil exploration and production			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brasilprev Seguros e Previdência S.A.	Supplementary pension			x
Brasilsaúde Companhia de Seguros	Insurance and pension plan			x
BSM Engenharia S.A.	Company dedicated to load hoist and handling services, as well as port activities and logistics			x
Bunge y Born	Food industry			x
Bungeprev	Multi-sponsored supplementary pension plan entity			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP – Interbank Payment Chamber)	Activities of associations for protection of social rights			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Caixa Econômica Federal (CEF)	Multiple-service banking, with commercial portfolio			x
CBMM	Metallurgy and technology			x
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Cia. Transamérica de Hotéis	Hotel			x
Coddera Software	Software			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia de Seguros Aliança do Brasil	Insurance company			x
Companhia E. Johnston de Participações	Holding company		x	
Companhia Paranaense de Gás (COMPAGÁS)	Natural gas distributor			x
Conectas	Non-governmental organization			x
International Monetary Conference	International Organization			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
CPFL Energia S.A.	Electric energy distribution			x
Deutsche Bank Securities	Investment Bank			x
Dromegon Participações Ltda.	Holding company of non-financial institutions			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
E. Johnston Representação e Participações S.A.	Holding company			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Embratel	Telecommunications			x
Endeavor Brasil	Non-profit organization			x

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Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Fellow Ashoka	Non-profit organization			x
Fertifos	Holding company of non-financial institutions			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fosfertil	Ore extraction			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Bunge Foundation	Activities of associations for protection of social rights			x
Fundação Clemente de Faria	Association activities			x
UN Foundation (USA)	International Organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Patrimonial Amigos da Poli (Endowment Friend of Poli)	Association activities			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grupo Bunge – Bunge Brasil S.A.	Agribusiness and food			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
HSBC Group	Multiple-service banking, with commercial portfolio			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Hospital Israelita Albert Einstein	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Estudos Avançados Universidade de São Paulo (USP - Institute of Advanced Studies of the University of São Paulo)	Education support activities, other than public school financial management			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Fernand Braudel de Economia Mundial	Non-profit organization			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lojas Renner	Association activity			x
Instituto para Desenvolvimento do Varejo (IDV – Brazilian Retail Development Institute)	Other professional association activities			x
International Accounting Standards Board (IASB)	Independent body under the oversight of the IFRS Foundation, responsible for developing and approving IFRS			x
International Integrated Reporting Committee (IIRC)	Global authority and steward of matters related to Integrated Accounting Reporting			x
IRB Brasil Resseguros	Reinsurance and retrocession operations			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú CorpBanca (Colombia)	Commercial Bank	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa – Investimentos Itaú S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	

p.65

IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Localiza Rent a Car S.A.	Car rental			x
Lojas Renner S.A.	Chain of apparel department stores			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados	Law firm			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Natura Cosméticos S.A.	Wholesale business of cosmetics and beauty products			x
Oi S.A.	Telecommunications			x
International Organization of Securities Commissions (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobras Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Porto Seguro S.A.	Holding company			x
Porto do Forno RJ	Port and maritime support activities			x
Praxair Distribution, Inc.	Production and distribution of industrial and medical gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada			x
Praxair, Inc.	Production and distribution of industrial gases and cylinders			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Qualicorp S.A.	Brokers and insurance agents for private pension and health insurance plans			x
Realize Crédito, Financiamento e Investimento S.A.	Credit, financing and financial investment services			x
Realize Participações S.A.	Other special partnerships, except for holding companies			x
Renner Administradora de Cartões de Crédito Ltda.	Credit card operator, exclusively for customers of Lojas Renner S.A.			x
Royal Dutch Shell (Netherlands)	Holding company			x
Rumos Consultoria Empresarial Ltda.	Advisory in business management, except for specific technical advisory services			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
SLC Agrícola S.A.	Agricultural commodities			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Totvs S.A.	Communication and IT			x
Tozzini Freire Advogados	Law firm			x
Ultrafértil	Terminal operations			x
Ultrapar Participações S.A.	Fuel distribution			x
Universidade de São Paulo (USP – University of São Paulo)	Education institution			x
Valens Brasil Ltda. ME	Consultancy			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
Via Varejo S.A.	Retail sales			x
Viridi Technologies	Retail sales			x
Visa Argentina	Credit card operator			x
Votorantim Cimentos S.A.	Cement production			x
Westsphere Equity Investors	Fund management services			x
White Martins Gases Industriais S.A.	Production and distribution of industrial and medical gases			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x

12.9 Existence of marital relationship, stable union or kinship of up to second degree between:

a) Issuer's management members;

b) (I) Issuer's management members and **(ii)** management members of the Issuer's direct or indirect subsidiaries;

p.66

c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies; d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies. a) Issuer’s management members: • Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Member of the Board of Directors). b) (I) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group; • Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors) are in the management of parent company Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with cousin Rodolfo Villela Marino, is in the management of parent company Companhia Esa. 12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; p.67  c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies; d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies. a) Issuer’s management members: • Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Member of the Board of Directors). b) (I) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group; • Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors) are in the management of parent company Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with cousin Rodolfo Villela Marino, is in the management of parent company Companhia Esa. 12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; p.67

b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people. a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. p.68  b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people. a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. p.68

ATTACHMENT IV ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web: Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 6, 2019 by the Board of Directors, our compensation policy is revised annually by the Compensation Committee, and is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. The Compensation Policy guidelines are also applicable to Itaú Unibanco Conglomerate companies abroad, adapted to specific legislations and markets, at the discretion of the Personnel department. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock- Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. In addition, in order to increase the transparency of our compensation model, as of 2020 we disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as Compensation Policy, discloses to the public compensation model bases and is available on www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy. Additionally, in 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. All members currently comply with this minimum ownership requirement, which must be accomplished up to five years after the members have taken up their functions. The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For illustrative purposes, the fiscal year to which the compensation refers will be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. p.69 ATTACHMENT IV ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web: Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 6, 2019 by the Board of Directors, our compensation policy is revised annually by the Compensation Committee, and is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. The Compensation Policy guidelines are also applicable to Itaú Unibanco Conglomerate companies abroad, adapted to specific legislations and markets, at the discretion of the Personnel department. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock- Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. In addition, in order to increase the transparency of our compensation model, as of 2020 we disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as Compensation Policy, discloses to the public compensation model bases and is available on www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy. Additionally, in 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. All members currently comply with this minimum ownership requirement, which must be accomplished up to five years after the members have taken up their functions. The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For illustrative purposes, the fiscal year to which the compensation refers will be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. p.69

b) compensation composition, indicating: i - description of the compensation elements and the objectives of each of them In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments are made in the long term. p.70 b) compensation composition, indicating: i - description of the compensation elements and the objectives of each of them In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments are made in the long term. p.70

ii – in relation to the last three fiscal years, the proportion of each element in the total compensation

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2019	22%	23%	53%	2%
	2018	24%	29%	45%	2%
	2017	23%	31%	44%	2%
Board of Officers	2019	8%	0%	91%	1%
	2018	9%	0%	90%	1%
	2017	8%	0%	91%	1%
Fiscal Council	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
	2017	100%	0%	0%	0%
Audit Committee	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
	2017	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, are not impacted by performance indicators.

Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer's purpose of attracting outstanding professionals from different fields and distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is consistent with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation to the members of the Board of Directors is paid in the Issuer's preferred shares.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition.

b) **Annual variable compensation in shares[1]:**

p.71

(1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. (2) : b) i. Distribution of annual variable compensation (2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: p.72 (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. (2) : b) i. Distribution of annual variable compensation (2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: p.72

Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock based payments are made in the long term. v – number of members who are not compensated There are no members who are not compensated. c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. p.73 Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock based payments are made in the long term. v – number of members who are not compensated There are no members who are not compensated. c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. p.73

For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers With respect to officers, the fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to performance evaluation composed of a behavioral and results evaluation, as shown below: p.74 For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers With respect to officers, the fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to performance evaluation composed of a behavioral and results evaluation, as shown below: p.74

d) how compensation is structured to reflect the evolution of performance indicators: A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the issuer’s short-, medium- and long-term interests: Management compensation should be consistent with the risk management policy and be designed as not to encourage behaviors that may increase risk exposure above levels deemed as prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares. Therefore, variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include: p.75 d) how compensation is structured to reflect the evolution of performance indicators: A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the issuer’s short-, medium- and long-term interests: Management compensation should be consistent with the risk management policy and be designed as not to encourage behaviors that may increase risk exposure above levels deemed as prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares. Therefore, variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include: p.75

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include: i.i in relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and b. approving grants of Simple Options. i.ii. in relation to the Partners Program: being responsible for the rules set out for adding and removing beneficiaries. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by: · commissioning salary surveys conducted by specialized consultants; participating in surveys conducted by other banks; and · participating in specialized forums on compensation and benefits. · iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy The Board of Directors assesses the adequacy of the Compensation Policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation. p.76 Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include: i.i in relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and b. approving grants of Simple Options. i.ii. in relation to the Partners Program: being responsible for the rules set out for adding and removing beneficiaries. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by: · commissioning salary surveys conducted by specialized consultants; participating in surveys conducted by other banks; and · participating in specialized forums on compensation and benefits. · iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy The Board of Directors assesses the adequacy of the Compensation Policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation. p.76

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2020 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	12.00	20.00	6.00	38.00
Number of compensated members	12.00	20.00	6.00	38.00
Annual fixed compensation, comprising:	**38,855,000**	**35,360,000**	**927,000**	**75,142,000**
Salary or management fees	18,329,000	26,100,000	756,000	45,185,000
Direct and indirect benefits	1,080,000	1,763,000	n/a	2,843,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	19,446,000	7,497,000	171,000	27,114,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	780,000	2,702,000	n/a	3,482,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	30,365,000	271,938,000	n/a	302,303,000
Total compensation	**70,000,000**	**310,000,000**	**927,000**	**380,927,000**

It is proposed that the 2020 Annual General Stockholders' Meeting approve an aggregate compensation amount of R$380 million to members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares).Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that:(i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.

p.77

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2019 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.75	21.00	6.00	38.75
Number of compensated members	11.75	21.00	6.00	38.75
Annual fixed compensation, comprising:	**28,695,774**	**28,725,299**	**927,000**	**58,348,072**
Salary or management fees	13,560,000	22,320,000	756,000	36,636,000
Direct and indirect benefits	839,274	1,383,299	n/a	2,222,572
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	14,296,500	5,022,000	171,000	19,489,500
Annual variable compensation, comprising:	4,492,146	106,757,590	n/a	111,249,736
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	4,492,146	106,757,590	n/a	111,249,736
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	605,854	1,999,042	n/a	2,604,896
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,732,935	218,050,759	n/a	245,783,694
Total compensation	**61,526,708**	**355,532,690**	**927,000**	**417,986,398**

The 2019 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts may be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was, as follows: Board of Directors: R$5,218,145.99, and Board of Officers: R$13,316,714.34. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

p.78

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2018 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.25	20.83	6.00	38.08
Number of compensated members	11.25	20.83	6.00	38.08
Annual fixed compensation, comprising:	**31,268,000**	**27,271,000**	**927,000**	**59,466,000**
Salary or management fees	13,886,000	21,728,000	756,000	36,370,000
Direct and indirect benefits	513,000	1,261,000	n/a	1,774,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,869,000	4,282,000	171,000	21,322,000
Annual variable compensation, comprising:	**3,822,000**	**85,880,000**	**n/a**	**89,702,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	3,822,000	85,880,000	n/a	89,702,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	778,142	2,563,160	n/a	3,341,302
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,836,000	161,673,000	n/a	184,509,000
Total compensation	**58,704,142**	**277,387,160**	**927,000**	**337,018,302**

The 2018 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$370 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit-sharing amounts are included in the table above, which reflects the breakdown of the total amounts the Issuer has agreed to deliver to the management members for 2018, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

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6. The average compensation amount per member was, as follows: Board of Directors: R$5,218,145.99, and Board of Officers: R$13,316,714.34. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2017 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.18	21.67	5.58	37.43
Number of compensated members	10.18	21.67	5.58	37.43
Annual fixed compensation, comprising:	**26,719,000**	**25,690,000**	**869,000**	**53,278,000**
Salary or management fees	11,214,000	20,517,000	709,000	32,440,000
Direct and indirect benefits	486,000	1,103,000	n/a	1,589,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	15,019,000	4,070,000	160,000	19,249,000
Annual variable compensation, comprising:	**2,917,000**	**83,050,000**	n/a	**85,967,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	2,917,000	83,050,000	n/a	85,967,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	651,871	2,134,072	n/a	2,785,943
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	18,808,000	181,793,000	n/a	200,601,000
Total compensation	**49,095,871**	**292,667,072**	**869,000**	**342,631,943**

For the 2017 fiscal year, the Annual General Stockholders' Meeting approved the aggregate compensation amount of R$ 320 million payables to management bodies (not including statutory profit sharing, as specified below). The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. Of these amounts, those described in the table above were effectively paid.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the breakdown of the total amounts the Issuer has agreed to deliver to the management members for 2017, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and Fiscal Council. Additionally, these also refer to dividend-equivalent amounts that would be attributable if the beneficiary was the holder of these shares since the grant of fixed fees in shares; and (ii) the "Stock-based compensation" amounts include INSS amounts related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these

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members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.

5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was, as follows: Board of Directors: R$4,822,777.16, and Board of Officers: R$13,505,633.20. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Predicted for 2020 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	12.00	20.00	6.00	38.00
c number of compensated members (people)	12.00	20.00	6.00	38.00
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii an maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
iv amount effectively recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv N/A.

   Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv N/A.

   Fiscal Council: N/A.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year considers: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

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13.3 - 2019 R$, except if otherwise indicated

a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	11.75	21.00	6.00	38.75
c number of compensated members (people)	11.75	21.00	6.00	38.75
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,696,000	64,055,000	-	66,751,000
ii an maximum amount provided for in the compensation plan	6,291,000	149,462,000	-	155,753,000
iii amount provided for in the compensation plan, should the targets established be achieved	4,493,000	106,758,000	-	111,251,000
iv amount effectively recognized in income or loss	4,493,000	106,758,000	-	111,251,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv 27,733,000.

   Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv 218,051,000.

   Fiscal Council: N/A.

   The variable compensation minimum and maximum amounts described above were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer's result, the result of the area in which the management member works, and their performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

   The variable compensation for the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3 - 2018 R$, except if otherwise indicated

a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	11.25	20.83	6.00	38.08
c number of compensated members (people)	11.25	20.83	6.00	38.08
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,294,000	51,528,000	-	53,822,000
ii an maximum amount provided for in the compensation plan	5,351,000	120,232,000	-	125,583,000
iii amount provided for in the compensation plan, should the targets established be	3,822,000	85,880,000	-	89,702,000
iv amount effectively recognized in income or loss	3,822,000	85,880,000	-	89,702,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Therefore, the bonus item is zero.

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As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv 22,836,000.

Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv 161,673,000.

Fiscal Council: N/A.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation for the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3 - 2017 — R$, except if otherwise indicated

a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	10.18	21.67	5.58	37.43
c number of compensated members (people)	10.18	21.67	5.58	37.43
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	1,751,000	49,830,000	0	51,581,000
ii an maximum amount provided for in the compensation plan	4,084,000	116,270,000	0	120,354,000
iii amount provided for in the compensation plan, should the targets established be achieved	2,917,000	83,050,000	0	85,967,000
iv amount effectively recognized in income or loss	2,917,000	83,050,000	0	85,967,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 11,285,000; d ii 26,332,000; d iii 18,808,000; d iv 18,808,000.

   Board of Officers: e i 109,076,000; e ii 254,511,000; e iii 181,793,000; e iv 181,793,000.

   Fiscal Council: N/A.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation for the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

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13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe: a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ( Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão th (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period Annual variable compensation in shares: p.84 13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe: a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ( Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão th (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period Annual variable compensation in shares: p.84

(2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: p.85 (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: p.85

(3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “n“ of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted p.86 (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “n“ of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted p.86

Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Partners Shares also for three- and five- year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the grace period has elapsed (please see sub item “j“ below), upon payment of the strike price (please see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (please see sub item “n” below). i) Criteria for setting up the purchase or exercise price Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation th ) business day prior to the stock grant will be used. Such average price should be calculated on the seventh (7 date. Partners Program: to calculate the reference price of the Issuer’s preferred shares used to compose the stock- based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be th used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon option grant and will be determined in the following manner: The option strike price is set up based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus set up will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGP-M inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares p.87 Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Partners Shares also for three- and five- year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the grace period has elapsed (please see sub item “j“ below), upon payment of the strike price (please see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (please see sub item “n” below). i) Criteria for setting up the purchase or exercise price Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation th ) business day prior to the stock grant will be used. Such average price should be calculated on the seventh (7 date. Partners Program: to calculate the reference price of the Issuer’s preferred shares used to compose the stock- based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be th used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon option grant and will be determined in the following manner: The option strike price is set up based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus set up will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGP-M inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares p.87

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock- Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders’ Meeting. n) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal charter, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). p.88 Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock- Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders’ Meeting. n) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal charter, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). p.88

For further information on the Compensation Policy and the Partners Program, please see item 13.1. For further information on the Stock Option Plan, please see item 13.4.

13.5 Stock-based compensation - Determined for the 2020 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	12.00		20.00	
Number of compensated members	12.00		20.00	
option granting year	2020		2020	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.004%	0.008%	0.034%	0.039%
Granting of stock options:				
grant date	05/04/2020	03/01/2021	03/01/2021	03/01/2021
number of options granted	362,268	764,321	3,323,935	3,864,067
term for the options to become exercisable	2020	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2. (1) Not applicable for shares.
3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.
4. (1) Not applicable for shares.

13.5 Stock-based compensation - Year ender December 31, 2019

a Body	Board of Directors		Board of Statutory Officers	
b **Number of members**	11.33		21.00	
c **Number of compensated members**	11.33		21.00	
option granting year	2019		2019	
d **With respect to each stock option grant:**				
i. grant date	04/30/2019	03/01/2020	03/01/2020	03/01/2020
ii. Number of options granted	362,268	825,763	3,300,922	3,288,484
iii. Term for the options to become exercisable	2020	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
iv. Maximum term to exercise option	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
vi. weighted average strike price:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
e **fair value of options on the grant date**				
f **potential dilution in the case of exercise of all options granted**	0.004%	0.008%	0.034%	0.034%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.
3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
4. (1) Not applicable for shares.

13.5 Stock-based compensation - Year ender December 31, 2018

a Body	Board of Directors		Board of Statutory Officers	
b **Number of members**	11.25		20.83	
c **Number of compensated members**	11.25		20.83	
option granting year	2018		2018	
d **With respect to each stock option grant:**				
i. grant date	05/02/2018	03/01/2019	03/01/2019	03/01/2019
ii. Number of options granted	297,929	511,662	1,845,077	1,998,269
iii. Term for the options to become exercisable	2019	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
iv. Maximum term to exercise option	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
vi. weighted average strike price:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
e **fair value of options on the grant date**	R$ 37.66	R$ 37.66	R$ 37.66	R$ 37.66
f **potential dilution in the case of exercise of all options granted**	0.003%	0.005%	0.019%	0.020%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.
3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
4. (1) Not applicable for shares.

p.89

13.5 Stock-based compensation - Year ender December 31, 2017 a Body b Number of members 10.18 Board of Directors c Number of compensated members 10.18 option granting year 2009 2010 2011 2012 2013 2014 2015 2016 2017 d With respect to each stock option grant: i. grant date 03/03/2009 04/17/2010 04/19/2011 02/24/2012 02/24/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 04/30/2016 03/01/2017 05/02/2018 03/01/2018 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 346,645 300,575 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 2019 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a Without Without 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year restriction restriction vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) R$16.04 (b) lost during the year ----------- exercised during the year (c) R$ 16.99 - ----- - - - - expired during the year (d) ----------- e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 R$ 51.08 R$ 51.08 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% 0.005% 0.005% Continuation a Body b Number of members 21.33 Board of Statutory Officers c 21.33 Number of compensated members option granting year 2009 2010 2011 2012 2013 2014 2015 2016 2017 With respect to each stock option grant: d i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 03/01/2018 03/01/2018 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 1,697,050 1,519,935 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a Without 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year 8th year restriction vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year - -- - - --- -- --- - - - (c) exercised during the year R$ 17.05 - R$ 14.47 - - --- -- --- - - - expired during the year (d) - -- - - --- -- --- - - - fair value of options on the grant date e R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 R$ 51.08 R$ 51.08 f potential dilution in the case of exercise of all options granted 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% 0.026% 0.023% Notes: 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 3. The item d) vi. (a) considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. p.90 13.5 Stock-based compensation - Year ender December 31, 2017 a Body b Number of members 10.18 Board of Directors c Number of compensated members 10.18 option granting year 2009 2010 2011 2012 2013 2014 2015 2016 2017 d With respect to each stock option grant: i. grant date 03/03/2009 04/17/2010 04/19/2011 02/24/2012 02/24/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 04/30/2016 03/01/2017 05/02/2018 03/01/2018 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 346,645 300,575 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 2019 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a Without Without 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year restriction restriction vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) R$16.04 (b) lost during the year ----------- exercised during the year (c) R$ 16.99 - ----- - - - - expired during the year (d) ----------- e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 R$ 51.08 R$ 51.08 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% 0.005% 0.005% Continuation a Body b Number of members 21.33 Board of Statutory Officers c 21.33 Number of compensated members option granting year 2009 2010 2011 2012 2013 2014 2015 2016 2017 With respect to each stock option grant: d i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 03/01/2018 03/01/2018 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 1,697,050 1,519,935 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a Without 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year 8th year restriction vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year - -- - - --- -- --- - - - (c) exercised during the year R$ 17.05 - R$ 14.47 - - --- -- --- - - - expired during the year (d) - -- - - --- -- --- - - - fair value of options on the grant date e R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 R$ 51.08 R$ 51.08 f potential dilution in the case of exercise of all options granted 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% 0.026% 0.023% Notes: 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 3. The item d) vi. (a) considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. p.90

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2019	Board of Directors				Board of Statutory Officers		
Body	Number of members			11.75	Number of members		21.00
	Number of compensated members			11.75	Number of compensated me		21.00
option granting year	2012	Other base years			2012	Other base years	
Options not yet exercised							
i. Number		1,714,629	232,420	271,701		3,743,727	10,548,804
ii. Date on which the options will become exercisable		1/3 each year	50% at the 3th year 50% at the 5th	2019		1/3 each year	50% at the 3th year 50% at the 5th
iii. Maximum term to exercise option		n/a	n/a	n/a		n/a	n/a
iv. Term of restriction to the transfer of shares		n/a	At the 5th and 8th year	n/a		n/a	At the 5th and 8th year
v. Weighted average strike price for the year		(1)	(1)	(1)		(1)	(1)
vi. Fair value of options in the last day of the fiscal year		(1)	(1)	(1)		(1)	(1)
Exercisable options	02/24/2012				04/27/2012		
i. Number	0				1,646,732		
ii. Date on which the options will become exercisable	12/31/2019				12/31/2019		
iii. Maximum term to exercise option	50% at the 2nd year				50% at the 2nd year		
iv. Term of restriction to the transfer of shares	-				-		
v. Weighted average strike price for the year	R$ 4.67				R$ 4.67		
vi. Fair value of options in the last day of the fiscal year	R$ 0				R$ 7,690,238		

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise

2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

4. (1) Not applicable to stock grants.

p.91

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2019

	Board of Directors	Board of Statutory Officers
a Body	Board of Directors	Board of Statutory Officers
b Number of members	11.75	21.00
c Number of compensated members	11.75	21.00
d Options exercised		
i. Number of shares	0	0
ii. Weighted average strike price	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-
e Shares delivered		
i. Number of shares	3,141,019.00	4,139,893
ii. Weighted average strike price	21.75	21.75
iii. Difference between the strike price and the market value of shares relating to the options exercised	-29,986,006	-39,521,842

Note:
1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2018

	Board of Directors	Board of Statutory Officers
a Body	Board of Directors	Board of Statutory Officers
b Number of members	11.25	20.83
c Number of compensated members	11.25	20.83
d Options exercised		
i. Number of shares	4,678,204	2,030,391
ii. Weighted average strike price	30.35	30.35
iii. Difference between the strike price and the market value of shares relating to the options exercised	-17,442,509	-7,570,237
e Shares delivered		
i. Number of shares	2,177,048.00	2,699,479
ii. Weighted average strike price	30.35	30.35
iii. Difference between the strike price and the market value of shares relating to the options exercised	-8,117,042.15	-10,064,907

Note:
1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2017

a Body	Board of Directors						Board of Statutory Officers				
b Number of members	8.67						21.33				
c Number of compensated members	8.67						21.33				
option granting year	2010	2011	2012	2013	2014	2015	2010	2011	2012	2013	2014
d Options exercised											
i. Number of shares	71,799	41,719	80,445	-	-	-	340,848	260,527	684,718	-	-
ii. Weighted average strike price	26.52	26.52	26.52	-	-	-	26.52	26.52	26.52	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	101,538	-410,002	113,765	-	-	-	482,026	-2,560,412	968,325	-	-
e Shares delivered											
i. Number of shares	-	-	106,787	124,365	125,692	162,876	-	-	483,222	662,229	722,994
ii. Weighted average strike price	-	-	26.52	26.52	26.52	26.52	-	-	26.52	26.52	26.52
iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-	151,017	175,876	177,752	-885,850	-	-	683,370	936,520	1,022,454

Note:
1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) pricing model

- **Options**: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the "Backward Induction method", from the knots of the maturity to the starting point.

- **Stock-based compensation:** the fair value of shares for stock-based compensation is the market price of the Issuer's preferred shares on the grant date.

- **Partners Program:** the fair value of the Issuer's shares received is the market price of the Issuer's preferred shares on the grant date, discounted from expected dividends.

p.92

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate · Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: · Underlying asset price: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; · Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; · Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; · Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; · Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; · Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and · Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. · Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. · Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation. Stock-based compensation: not applicable. Partners Program: not applicable. p.93 b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate · Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: · Underlying asset price: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; · Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; · Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; · Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; · Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; · Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and · Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. · Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. · Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation. Stock-based compensation: not applicable. Partners Program: not applicable. p.93

e) If any other characteristic of the option was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. p.94 e) If any other characteristic of the option was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. p.94

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body. Base date: 12/31/2019 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,202,798 28,388,684 4,599,591,482 - 3,441,127 3,441,127 12,516 2 20,024,325 0,036,841 100,635 1,873,697 1,974,332 - 607,488 607,488 Companhia E.Johnston de Participações 5, 520 11,040 16,560 - - - - - - - - - - - - Companhia ESA 1,798,200,474 - 1,798,200,474 - - - - - - - - - - - - Parent Companies Itaúsa - Investimentos Itaú S.A. 1,828,486,356 1,025,837,171 2,854,323,527 322 824,693 82 5,015 437 2,950,308 2 ,950,745 - - - - - - IUPAR - Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 - - - - - - - - - - - - Under Alpargatas 129,528,793 42,843,255 172,372,048 - - - 863 - 863 - - - common Duratex S.A. 274,166,548 - 274,166,548 - - - - - - 3,692 - 3,692 - - - control (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. p.9513.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body. Base date: 12/31/2019 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,202,798 28,388,684 4,599,591,482 - 3,441,127 3,441,127 12,516 2 20,024,325 0,036,841 100,635 1,873,697 1,974,332 - 607,488 607,488 Companhia E.Johnston de Participações 5, 520 11,040 16,560 - - - - - - - - - - - - Companhia ESA 1,798,200,474 - 1,798,200,474 - - - - - - - - - - - - Parent Companies Itaúsa - Investimentos Itaú S.A. 1,828,486,356 1,025,837,171 2,854,323,527 322 824,693 82 5,015 437 2,950,308 2 ,950,745 - - - - - - IUPAR - Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 - - - - - - - - - - - - Under Alpargatas 129,528,793 42,843,255 172,372,048 - - - 863 - 863 - - - common Duratex S.A. 274,166,548 - 274,166,548 - - - - - - 3,692 - 3,692 - - - control (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. p.95

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format

a	Body	Board of Directors*		Board of Statutory Officers		
b	number of members	4	1	5	7	8
c	number of compensated members	4	1	5	7	8
d	plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e	number of management members that are eligible for retirement	3	1	1	2	3
f	conditions for early retirement restated amount of contributions accumulated in the pension plan by the end of last	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g	year, less the portion relating to contributions made directly by management members	R$ 38,636,921	R$ 5,259,265	R$ 12,494,879	R$ 20,876,834	R$ 2,172,605
h	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 450,536	R$ 155,318	R$ 520,224	R$ 766,818	R$ 712,000
i	whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Nota:

1. The number of members of each body (item "c") corresponds to the number of management members that are active participants of the pension plans

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spinoff process, the account balance of each participant was recorded individually.

(*) out of this R$ 605.854,21 (item 'h')., R$ 206.486,25 arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco.

13.11. In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

Year ended December 31,2019

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	11.75	21.00	6.00
c	number of members who receive compensation	11.75	21.00	6.00
d	Amount of the highest individual compensation	14,560,000	52,060,000	220,500
e	Amount of the lowest individual compensation	2,643,000	2,953,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,236,316	16,930,128	154,350

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31,2018

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	11.25	20.83	6.00
c	number of members who receive compensation	11.25	20.83	6.00
d	Amount of the highest individual compensation	12,941,000	46,880,000	220,500
e	Amount of the lowest individual compensation	2,652,000	2,604,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,218,146	13,316,714	154,500

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31,2017

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	10.18	21.67	5.58
c	number of members who receive compensation	10.18	21.67	5.58
d	Amount of the highest individual compensation	12,228,000	40,918,000	220,500
e	Amount of the lowest individual compensation	2,567,000	2,309,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,822,777	13,505,633	155,642

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

p.96

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer.

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer's result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter.

2019

Body	Board of Directors	Board of Statutary Officers	Fiscal Council
Related parties	69%	0%	0%

2018

Body	Board of Directors	Board of Statutary Officers	Fiscal Council
Related parties	63%	0%	0%

2017

Body	Board of Directors	Board of Statutary Officers	Fiscal Council
Related parties	59%	5%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the issuer's result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided.

Not applicable.

13.15. With respect to the past three years, please indicate the amounts recorded in the results of the issuer's direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer's board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons.

The amounts specified in the tables below were attributed as fixed monthly remuneration, benefits and annual variable remuneration.

2019 - Compensation received due to the position held in the Issuer R$

	Board of Directors	Board of Statutary Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	331,238,701	-	331,238,701
Companies under common control	-	-	-	-

2018 - Compensation received due to the position held in the Issuer R$

	Board of Directors	Board of Statutary Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	262,054,838	-	262,054,838
Companies under common control	-	-	-	-

2017 - Compensation received due to the position held in the Issuer R$

	Board of Directors	Board of Statutary Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	280,978,299	-	280,978,299
Companies under common control	-	-	-	-

13.16. Supply other information that the issuer may deem relevant.

Not applicable.

p.97

ATTACHMENT V REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09 Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to include items 5.3 and 5.3.1 in Article 5, as approved by the Board of Directors and subject to the resolution of the Company’s Extraordinary General Stockholders’ Meeting convened for April 28, 2020. (I) DEFENSE OF THE COMPANY’S MANAGEMENT MEMBERS Considering the publication of the Guidance Opinion No. 38 of September 25, 2018 of the Brazilian Securities and Exchange Comission regarding the fiduciary duties of management members under indemnity contracts entered into by publicly-held companies and their management members, it is proposed that items 5.3 and 5.3.1 be included in the Bylaws to formalize the possibility of the Company’s taking out civil liability insurance or entering into an indemnity contract in favor of its management members, management members of its controlled companies, employees who hold a management position in the Company or its controlled companies, as well as those individuals formally nominated to hold management positions in other entities. Itaú Unibanco currently takes out civil liability insurance on an annual basis in favor of its management members and, therefore, this inclusion in the bylaws will not result in economic or legal effects for the Company. This is just a formalization of a previously existing practice. Including the possibility to enter into indemnity contracts reflects Itaú Unibanco’s interest in protecting its management members against the financial risks arising from the legal performance of their duties, within the scope of legal, administrative or arbitration proceedings, which may give rise to economic effects for the Company that cannot be measured at this time. The payment of expenses under the indemnity contract will be subject to the company’s approval governance in order to ensure: (i) the Company’s interest in protecting its equity; (ii) that management members work in compliance with expected standards of conduct required by law; and (iii) the independence of the decision- making process, preventing any conflicts of interest. (II) BYLAWS HIGHLIGHTING THE AMENDMENT PROPOSED ABOVE (according to Article 11, I, of CVM Instruction No. 481/09): Current Wording Proposed Wording Article 1 - DENOMINATION, TERM AND HEAD OFFICE Unchanged. - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2 - PURPOSE - The company has as its purpose Unchanged. banking activity in all its authorized forms including foreign exchange transactions. Article 3 - CAPITAL AND SHARES - The subscribed and Unchanged. paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9.804.135.348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4.958.290.359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty- nine) common and 4.845.844.989 (four billions, eight hundred forty five million, eight hundred forty four thousand nine hundred eighty nine) preferred shares, the latterl having no voting rights but with the following advantages: I – priority in receiving the minimum non-   p.98ATTACHMENT V REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09 Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to include items 5.3 and 5.3.1 in Article 5, as approved by the Board of Directors and subject to the resolution of the Company’s Extraordinary General Stockholders’ Meeting convened for April 28, 2020. (I) DEFENSE OF THE COMPANY’S MANAGEMENT MEMBERS Considering the publication of the Guidance Opinion No. 38 of September 25, 2018 of the Brazilian Securities and Exchange Comission regarding the fiduciary duties of management members under indemnity contracts entered into by publicly-held companies and their management members, it is proposed that items 5.3 and 5.3.1 be included in the Bylaws to formalize the possibility of the Company’s taking out civil liability insurance or entering into an indemnity contract in favor of its management members, management members of its controlled companies, employees who hold a management position in the Company or its controlled companies, as well as those individuals formally nominated to hold management positions in other entities. Itaú Unibanco currently takes out civil liability insurance on an annual basis in favor of its management members and, therefore, this inclusion in the bylaws will not result in economic or legal effects for the Company. This is just a formalization of a previously existing practice. Including the possibility to enter into indemnity contracts reflects Itaú Unibanco’s interest in protecting its management members against the financial risks arising from the legal performance of their duties, within the scope of legal, administrative or arbitration proceedings, which may give rise to economic effects for the Company that cannot be measured at this time. The payment of expenses under the indemnity contract will be subject to the company’s approval governance in order to ensure: (i) the Company’s interest in protecting its equity; (ii) that management members work in compliance with expected standards of conduct required by law; and (iii) the independence of the decision- making process, preventing any conflicts of interest. (II) BYLAWS HIGHLIGHTING THE AMENDMENT PROPOSED ABOVE (according to Article 11, I, of CVM Instruction No. 481/09): Current Wording Proposed Wording Article 1 - DENOMINATION, TERM AND HEAD OFFICE Unchanged. - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2 - PURPOSE - The company has as its purpose Unchanged. banking activity in all its authorized forms including foreign exchange transactions. Article 3 - CAPITAL AND SHARES - The subscribed and Unchanged. paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9.804.135.348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4.958.290.359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty- nine) common and 4.845.844.989 (four billions, eight hundred forty five million, eight hundred forty four thousand nine hundred eighty nine) preferred shares, the latterl having no voting rights but with the following advantages: I – priority in receiving the minimum non- p.98

cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	
3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).	Unchanged.
3.2. Purchase of Shares Option - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.
3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company's shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.
4.3 - The following is the exclusive prerogative of the General Meeting:	

p.99

a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts; c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article 5 - MANAGEMENT - The company will be Unchanged. managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture - The Directors and Officers will be Unchanged. invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation - Management shall Unchanged. receive both compensation and profit sharing pursuant to the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members – In addition to Included. civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the p.100a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts; c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article 5 - MANAGEMENT - The company will be Unchanged. managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture - The Directors and Officers will be Unchanged. invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation - Management shall Unchanged. receive both compensation and profit sharing pursuant to the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members – In addition to Included. civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the p.100 company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS - The Board of Unchanged. Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice- Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairmen of the Unchanged. Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least 10 (ten) Unchanged. and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy 6.3. The Co-Chairmen shall have identical prerogatives Unchanged. and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in Unchanged. office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: Unchanged. (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members. 6.5. The unified term of office of a member of the Board Unchanged. of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors. 6.6. No individual may be elected to the position of Unchanged. member of the Board of Directors who is 70 (seventy) years of age on the date of his/her election. 6.7. The Board of Directors, which is convened by the Unchanged. Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members. 6.7.1. Any Board of Directors member may participate in Unchanged. the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes. p.101company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS - The Board of Unchanged. Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice- Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairmen of the Unchanged. Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least 10 (ten) Unchanged. and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy 6.3. The Co-Chairmen shall have identical prerogatives Unchanged. and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in Unchanged. office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: Unchanged. (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members. 6.5. The unified term of office of a member of the Board Unchanged. of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors. 6.6. No individual may be elected to the position of Unchanged. member of the Board of Directors who is 70 (seventy) years of age on the date of his/her election. 6.7. The Board of Directors, which is convened by the Unchanged. Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members. 6.7.1. Any Board of Directors member may participate in Unchanged. the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes. p.101

6.8. It is incumbent on the Board of Directors: Unchanged. I. to establish the general guidelines of the company; II. to elect and remove from office the company's Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting; VII. to decide on budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi- annual balance sheet; X. to make decisions on payment of interest on capital; XI. to decide on buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either cancellation or sale of these shares; XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities by the company;   p.1026.8. It is incumbent on the Board of Directors: Unchanged. I. to establish the general guidelines of the company; II. to elect and remove from office the company's Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting; VII. to decide on budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi- annual balance sheet; X. to make decisions on payment of interest on capital; XI. to decide on buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either cancellation or sale of these shares; XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities by the company; p.102

XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1. XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article 7 – AUDIT COMMITTEE - The supervision (i) of Unchanged. the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) to Unchanged. 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for the exercise of a member Unchanged. of the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”. 7.1.2. The Board of Directors shall terminate the term of Unchanged. office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest. 7.1.3. Members of the Audit Committee shall have a Unchanged. maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment. 7.1.4. Up to one-third (1/3) of the Audit Committee Unchanged. members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3. 7.1.5. The Audit Committee members shall remain in their Unchanged. positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of Unchanged. the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III)   p.103XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1. XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article 7 – AUDIT COMMITTEE - The supervision (i) of Unchanged. the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) to Unchanged. 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for the exercise of a member Unchanged. of the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”. 7.1.2. The Board of Directors shall terminate the term of Unchanged. office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest. 7.1.3. Members of the Audit Committee shall have a Unchanged. maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment. 7.1.4. Up to one-third (1/3) of the Audit Committee Unchanged. members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3. 7.1.5. The Audit Committee members shall remain in their Unchanged. positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of Unchanged. the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) p.103 the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for Unchanged. compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any Unchanged. other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee Unchanged. shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi- annual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, Unchanged. providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The Unchanged. execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of 3 Unchanged. (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President. 8.1.1. The Compensation Committee shall be made up of Unchanged. (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management. 8.1.2. The term of office of the members of the Unchanged. Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee Unchanged. may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.   p.104the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for Unchanged. compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any Unchanged. other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee Unchanged. shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi- annual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, Unchanged. providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The Unchanged. execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of 3 Unchanged. (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President. 8.1.1. The Compensation Committee shall be made up of Unchanged. (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management. 8.1.2. The term of office of the members of the Unchanged. Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee Unchanged. may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed. p.104

8.2. It is incumbent on the Compensation Committee to: Unchanged. I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the compensation policy for the company’s members of management; III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting; V. evaluate future internal and external scenarios and their possible impacts on management compensation policy; VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Unchanged. Compensation Committee in addition to those pursuant to these Bylaws. 8.4. The Board of Directors shall set an amount for Unchanged. allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Unchanged. Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years. Article 9 – BOARD OF OFFICERS - The management Unchanged. and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise 5 (five) to 30 Unchanged. (thirty) members, to include the positions of Chief Executive Officer, Senior Vice President (“Diretor Geral”), Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions. 9.2. In the case of absence or incapacity of any officer, Unchanged. the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one   p.1058.2. It is incumbent on the Compensation Committee to: Unchanged. I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the compensation policy for the company’s members of management; III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting; V. evaluate future internal and external scenarios and their possible impacts on management compensation policy; VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Unchanged. Compensation Committee in addition to those pursuant to these Bylaws. 8.4. The Board of Directors shall set an amount for Unchanged. allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Unchanged. Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years. Article 9 – BOARD OF OFFICERS - The management Unchanged. and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise 5 (five) to 30 Unchanged. (thirty) members, to include the positions of Chief Executive Officer, Senior Vice President (“Diretor Geral”), Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions. 9.2. In the case of absence or incapacity of any officer, Unchanged. the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one p.105

Senior Vice President ("Diretor Geral") or by the Vice President appointed by him/her.	
9.3 Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers shall exercise their terms of office of 1 (one) year, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.
9.5 A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.	Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Senior Vice President ("Diretor Geral"), Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights and be able to without restriction as to the provision in sub-paragraph XVII of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.	Unchanged.
10.1. In case of the caption sentence, except for the provision in item "(iv)", the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.	Unchanged.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an "ad judicia" clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer.	Unchanged.
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item10.1.1.	Unchanged.
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.	Unchanged.
10.3. The Senior Vice Presidents ("Diretores Gerais"), Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.	Unchanged.
Article 11 – FISCAL COUNCIL - The company will have a Fiscal Council, to function on a permanent basis,	Unchanged.

p.106

comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6.404/76.	
Article 12 – FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:	Unchanged.
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.
13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.	Unchanged.
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting.	Unchanged.
Article 14 – MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law.	Unchanged.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.	Unchanged.
14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.	Unchanged.
Article 15 - STATUTORY RESERVE - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital	Unchanged.

p.107

(item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus.	
15.1 The Reserve will be comprised of funds: a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No.6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1).	Unchanged.
15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.	Unchanged.
15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.	Unchanged.
<u>Article 16 – BENEFICIAL OWNERS</u> - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
<u>Article 17 – LISTING SEGMENT</u> - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its stockholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 ("Level 1 Regulations").	Unchanged.

p.108

ATTACHMENT VI – A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their attorney, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. ("Company"), at the Annual and Extraordinary General Stockholders' Meeting of the Company, which will be held on April 28, 2020, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City],____________, 2020.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At the Annual General Stockholders' Meeting

1 – Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2019:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Resolve on the allocation of net income for the fiscal year:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Fix the number of members who will comprise the Board of Directors in twelve (12):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.109

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2021 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Frederico Trajano Inácio (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Galló (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Marco Ambrogio Crespi Bonomi (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.110

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2021 take office:

Members nominated by the majority stockholder:

Alkimar Ribeiro Moura (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.111

7 - Resolve on the monthly individual compensation of R$15.000,00 to effective members and R$6,000.00 to alternate members of the Fiscal Council: APPROVE REJECT ABSTAIN At the Extraordinary General Stockholders’ Meeting: 1 – Amend the Bylaws in order to include items 5.3. and 5.3.1. to anticipate the possibility of the Company take out civil liability insurance or entering into an indemnity contract in favor of its management members: APPROVE REJECT ABSTAIN 2 – Consolidate the Bylaws by carrying out the amendment mentioned in aforementioned item “1”: APPROVE REJECT ABSTAIN   p.1127 - Resolve on the monthly individual compensation of R$15.000,00 to effective members and R$6,000.00 to alternate members of the Fiscal Council: APPROVE REJECT ABSTAIN At the Extraordinary General Stockholders’ Meeting: 1 – Amend the Bylaws in order to include items 5.3. and 5.3.1. to anticipate the possibility of the Company take out civil liability insurance or entering into an indemnity contract in favor of its management members: APPROVE REJECT ABSTAIN 2 – Consolidate the Bylaws by carrying out the amendment mentioned in aforementioned item “1”: APPROVE REJECT ABSTAIN p.112

ATTACHMENT VI – B PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their attorney, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), at the Annual General Stockholders’ Meeting of the Company, which will be held on April 28, 2020, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting their vote in accordance with the voting instructions below: The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instructions. This proxy is effective for [·] days counted as from this date. [City],____________, 2020. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2021 take office: Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN   p.113ATTACHMENT VI – B PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their attorney, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), at the Annual General Stockholders’ Meeting of the Company, which will be held on April 28, 2020, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting their vote in accordance with the voting instructions below: The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instructions. This proxy is effective for [·] days counted as from this date. [City],____________, 2020. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2021 take office: Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN p.113

ATTACHMENT VI – C PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP No. 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual and Extraordinary General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual and Extraordinary General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual and Extraordinary General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual and Extraordinary General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid for this Company’s Annual and Extraordinary General Stockholders’ Meeting only. São Paulo,__________, 2020. _______________________________ [STOCKHOLDER] (Notarized signature)   p.114ATTACHMENT VI – C PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP No. 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual and Extraordinary General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual and Extraordinary General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual and Extraordinary General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual and Extraordinary General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid for this Company’s Annual and Extraordinary General Stockholders’ Meeting only. São Paulo,__________, 2020. _______________________________ [STOCKHOLDER] (Notarized signature) p.114

VOTING INSTRUCTION Tick the option you want: 1 – Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2019. APPROVE REJECT ABSTAIN 2 – Resolve on the allocation of net income for the fiscal year: APPROVE REJECT ABSTAIN 3 – Fix the number of members who will comprise the Board of Directors in twelve (12): APPROVE REJECT ABSTAIN 4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2021 take office: Alfredo Egydio Setubal APPROVE REJECT ABSTAIN Ana Lúcia de Mattos Barretto Villela APPROVE REJECT ABSTAIN Fábio Colletti Barbosa (Independent member) APPROVE REJECT ABSTAIN Frederico Trajano Inácio (Independent member) APPROVE REJECT ABSTAIN   p.115VOTING INSTRUCTION Tick the option you want: 1 – Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2019. APPROVE REJECT ABSTAIN 2 – Resolve on the allocation of net income for the fiscal year: APPROVE REJECT ABSTAIN 3 – Fix the number of members who will comprise the Board of Directors in twelve (12): APPROVE REJECT ABSTAIN 4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2021 take office: Alfredo Egydio Setubal APPROVE REJECT ABSTAIN Ana Lúcia de Mattos Barretto Villela APPROVE REJECT ABSTAIN Fábio Colletti Barbosa (Independent member) APPROVE REJECT ABSTAIN Frederico Trajano Inácio (Independent member) APPROVE REJECT ABSTAIN p.115

☐ ☐ ☐

Gustavo Jorge Laboissière Loyola (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Galló (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Marco Ambrogio Crespi Bonomi (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.116

5 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2021 take office:

Members nominated by the majority stockholder:

Alkimar Ribeiro Moura (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 – Resolve on the monthly individual compensation of R$15.000,00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

At the Extraordinary General Stockholders' Meeting:

1 – Amend the Bylaws in order to include items 5.3. and 5.3.1. to anticipate the possibility of the Company taking out civil liability insurance or entering into an indemnity contract in favor of its management members:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Consolidate the Bylaws by carrying out the amendment mentioned in aforementioned item "1":

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.117

ATTACHMENT VI – D PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE ANNUAL GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF PREFERRED SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No. 24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP No. 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo,__________, 2020. _______________________________ [STOCKHOLDER] (Notarized signature)   p.118ATTACHMENT VI – D PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE ANNUAL GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF PREFERRED SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): · Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No. 24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP No. 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below. · Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below. · Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503- 8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 28, 2020, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo,__________, 2020. _______________________________ [STOCKHOLDER] (Notarized signature) p.118

VOTING INSTRUCTION - Annual General Stockholders’ Meeting Tick the option you want: 1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2021 take office: Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN   p.119VOTING INSTRUCTION - Annual General Stockholders’ Meeting Tick the option you want: 1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2021 take office: Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund): Eduardo Azevedo do Valle (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN p.119

ATTACHMENT VI – E INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Convening Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the Company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the Company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters.   p.120ATTACHMENT VI – E INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Convening Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the Company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the Company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters. p.120

5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its originators will seek reimbursement of costs from the Company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to facilitate the conduction of the Stockholders´ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 24, 2020 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar - Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br (in this case, the attorney-in-fact must bring a hardcopy of the document to the Meeting). b) in the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices. Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved on at the Meeting: · by remote voting form sent directly to the Company; or · by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the form directly to the Company Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. If they so prefer, Stockholders may send digital copies of the documents referred to in (i) and (ii) above to the email drinvest@itau-unibanco.com.br, and, in this case, they should also send the hardcopy of the voting form and the notarized copy of other required documents up to April 21, 2020 to:   p.1215. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its originators will seek reimbursement of costs from the Company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to facilitate the conduction of the Stockholders´ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 24, 2020 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar - Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br (in this case, the attorney-in-fact must bring a hardcopy of the document to the Meeting). b) in the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices. Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved on at the Meeting: · by remote voting form sent directly to the Company; or · by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the form directly to the Company Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. If they so prefer, Stockholders may send digital copies of the documents referred to in (i) and (ii) above to the email drinvest@itau-unibanco.com.br, and, in this case, they should also send the hardcopy of the voting form and the notarized copy of other required documents up to April 21, 2020 to: p.121

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by them. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by the latter, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate is described on website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 a.m. to 6:00 p.m. E-mail: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by April 21, 2020, unless otherwise indicated by the latter.   p.122Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by them. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by the latter, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate is described on website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 a.m. to 6:00 p.m. E-mail: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by April 21, 2020, unless otherwise indicated by the latter. p.122